

2023

Annual Report

Essential technology for the people who accelerate progress.





Our talented team member, Remco van den Heuvel, has skillfully framed this scene, freezing the instant when the dandelion's seeds take flight. As each seed drifts away, it carries the promise of renewal and growth. Much like Fortive, which has sown its strategy of innovation and resilience, this award-winning photo captures the essence of transformation. Rooted in a robust foundation, we have blossomed into a premier company.

Financial Highlights

FOR FISCAL YEAR ENDED DECEMBER 31, 2023*



$6.1B
FY 2023 TOTAL SALES

- North America **57%**
- Western Europe **13%**
- China **12%**
- Rest of World **18%**

24%, 23%, 9%, 7%, 7%, 6%, 5%, 5%, 4%, 10%

Legend:
- Medical
- Industrial & Manufacturing
- Government
- Communication, Electronics & Semiconductor
- Utilities & Power
- Retail & Consumer
- Aerospace & Defense
- Oil & Gas
- Distributors
- Other End Markets

At a Glance

26%
Adjusted Operating Profit Margin

$0.29
Cash Dividend Per Share

$1.2B
Adjusted Net Earnings

$1.2B
Free Cash Flow

$3.43
Adjusted Net Earnings Per Share

$73.63
Share Price as of 12/29/2023

* This report represents certain financial metrics using non-GAAP measures. Reconciliations for those financial metrics can be found at the end of the document.

Financial Performance Over Three Years*

Revenue



FORTIVE — $5,255 (2021), $5,826 (2022), $6,065 (2023)

Intelligent Operating Solutions — $2,169 (2021), $2,466 (2022), $2,612 (2023)

Precision Technologies — $1,849 (2021), $2,038 (2022), $2,133 (2023)

Advanced Healthcare Solutions — $1,236 (2021), $1,321 (2022), $1,320 (2023)

Adjusted Operating Profit Margin



FORTIVE — 23.1% (2021), 24.3% (2022), 25.9% (2023)

Intelligent Operating Solutions — 28.0% (2021), 29.3% (2022), 32.4% (2023)

Precision Technologies — 23.1% (2021), 24.8% (2022), 26.5% (2023)

Advanced Healthcare Solutions — 22.9% (2021), 22.8% (2022), 22.9% (2023)

Adjusted Net Earnings Per Share



$2.75 (2021), $3.15 (2022), $3.43 (2023)

Free Cash Flow



$943 (2021), $1,207 (2022), $1,246 (2023)

Free Cash Flow Margin



17.9% (2021), 20.7% (2022), 20.5% (2023)

About Fortive

Fortive Corporation delivers essential technology and connected workflow solutions across a range of attractive end markets. The company's businesses and strategic segments—Intelligent Operating Solutions, Precision Technologies, and Advanced Healthcare Solutions—are built on leading brand names, innovative technologies, and established market positions. Fortive is based in Everett, Washington, with research and development, manufacturing, sales, distribution, service, and administrative operations in more than 50 countries. Fortive's global team of more than 18,000 team members is united by a powerful shared purpose, **essential technology for the people who accelerate progress.**

* The financial results are presented on a continuing operations basis. All dollar figures are shown in millions except per share values.



JAMES A. LICO
President and Chief
Executive Officer

"Reflecting on this past year, we made remarkable progress toward our vision of being a premier company—defined by a consistent strategy to build a high-quality growth portfolio, with the rigorous application of a differentiated business system that delivers the Fortive formula for value creation and compounds results year after year."

Fellow Shareholders,

Once again, I have the privilege of reflecting on the collective ingenuity of our team and the power of our purpose—essential technologies for the people who accelerate progress. Fortive's essential technologies make the world stronger, safer, and smarter. And the people who accelerate progress are people like you—our shareholders, our customers, our team members, and our communities. Our shared belief in the promise and power of human potential drives us forward.

We built Fortive to drive growth, accelerate progress, and deliver value. With expertise spanning hardware, software, and data analytics, Fortive's products and services enable our customers to harness the power of emerging technologies, streamline and digitize crucial workflows, and embrace the energy transition. We enhance safety and productivity across vital sectors—from manufacturing to healthcare—with groundbreaking innovations that deliver continuous value for customers and sustainable growth across Fortive.

2023 Financial Highlights

Our global teams achieved exceptional results in 2023, rising above many challenges to deliver annual results ahead of expectations:

- Core revenue growth of 5%, with 9% software revenue growth

- Record adjusted gross margin of 59.5%, up 180 basis points

- Record adjusted operating profit margin of 25.9%, up 160 basis points

- Adjusted earnings per share growth of 9%

- Free cash flow of $1.2 billion and free cash flow margins of 21%

Driving Growth Through Continuous Improvement

Our transformed portfolio of businesses is unleashing faster and more profitable through-cycle growth. Over the last few years, we have evolved and leveraged the Fortive Business System (FBS) to accelerate innovation, expand market share and profitability, and forge the leadership skills we need for the future. The exceptional value created for customers and shareholders is reflected in our sustained mid-single-digit core growth rate and 1,100+ basis points of adjusted gross margin expansion since our launch in 2016.

We do this through our unique culture, characterized by high expectations, humility, and transparency, that forms the foundation of FBS and our ability to drive



impact. Every day, we show up with a mindset that we can do and be better. Core to our success is how our leaders teach and lead with FBS. Together, they make kaizen, or continuous improvement, the way of life for our 18,000 team members, reinforcing our strong culture of inclusion and accountability, where everyone's contribution matters. FBS fuels breakthrough innovations and relentlessly drives continuous improvement in every aspect of our business.

Throughout 2023, our unwavering focus remained on unleashing the full potential of FBS. This commitment materialized in a remarkable 67% surge in quarterly kaizen events, culminating in our largest-ever CEO Kaizen week. At Fortive, the impact of this event hinges on the active engagement of our senior-most leaders, igniting confidence and fostering collaboration across operating companies and teams. As we step into the next year, this momentum propels us forward.

One of the best things about our business system is that we never stop improving it. We are expanding the skillsets and capabilities to meet the needs of our evolving portfolio, allowing us to set high expectations and deliver. We are accelerating innovation and core growth in each of our key growth platforms, identifying incremental revenue opportunities, unlocking new go-to-market strategies, and creating data-driven insights to fuel our customers' growth. For example, in 2023, our operating companies saw a greater-than 20 percent acceleration in software development time using Gen AI, creating higher value work for our teams and enabling faster innovation for our customers.

Our enhanced portfolio positions, innovative new products, and dedication to FBS have allowed us to deliver consistent through-cycle performance and fund accretive acquisitions. Our recent deal performance provides excellent examples of the Fortive flywheel for value creation in action. In 2023, merger and acquisition (M&A) activity contributed to record margin expansion and industry-leading free cash flow generation, with earnings well above our cost of capital. As we deploy more capital, our free cash flow and return on invested capital continue to accelerate.

As an illustrative example, our recent acquisition of Elektro-Automatik (EA), a prominent provider of electronic test and measurement solutions, will bolster our innovative portfolio enabling the energy transition. We anticipate that EA's technology-forward products will synergize effectively with Tektronix, enhancing our expertise in the fast-growing power sector. Furthermore, we stand to benefit from the growing prominence of network computing and advancements in energy storage solutions.

We remain focused on enhancing shareholder returns, including our commitment to opportunistic buybacks, and we increased our dividend for the first time to reflect our compounding growth in earnings and free cash flow. In short, our strategy is working, and we anticipate ample firepower to fund attractive M&A opportunities ahead.

Financial
Highlights

**Letter to
Shareholders**

Intelligent Operating
Solutions

Precision
Technologies

Advanced Health
Solutions

Our
Values

Progressing Toward a More Sustainable Future

Fortive has been a force for progress, and I'm proud of the meaningful impact we create for all our stakeholders. Growing our businesses goes hand in hand with operating with principle, preserving our planet, and strengthening our communities. Our innovations not only drive customer growth but also positively impact the climate, and workplace and patient health and safety. With over 60% of our products and services aligned to the United Nations (UN) Sustainable Development Goals, we are actively contributing to their sustainability efforts.

After reducing our greenhouse gas (GHG) emissions by more than 20% from our 2019 baseline, we set a new goal to reduce absolute Scope 1 and 2 greenhouse gas emissions by 50% by 2029, aligned with Science-Based Target Initiative (SBTi) guidance and reflecting our commitment to improving our carbon footprint. We also set a new goal to reduce water usage by 10% over the same period, focused on major operations and prioritizing regions where water scarcity is high.

Our commitment to community organizations is stronger than ever. In 2023, the Fortive Foundation contributed to non-profit organizations that support environmental stewardship; community resilience; and science, technology, engineering, and mathematics (STEM) education to help expand access to computer science education and support diversity and equity in tech, among other high-impact efforts. During our annual Day of Caring, 100% of our operating companies came together to help 125 communities and more than 200 organizations around the world.

Fortive's commitment to sustainability has garnered significant recognition. *Newsweek* named us one of America's Greenest Companies, and for the fifth consecutive year, they recognized us as one of America's Most Responsible Companies. *USA Today* and Statista also acknowledged us as one of America's Climate Leaders for our efforts in reducing GHG emissions. Additionally, we were honored as a finalist in the 2023 World Sustainability Awards in the 'Profit with a Purpose' category.

Delivering Extraordinary Results

Our commitment to building extraordinary teams accelerates our business strategy and uniquely positions us to drive growth and deliver strong results. Our focus on cultivating talent and accelerating careers across multiple industries has an outsized impact on everything we do. Our unique business model and inclusive, growth-focused culture enables us to attract and retain exceptional people in an increasingly competitive market. Our best-in-class leadership engagement scores and employee experience measures continue to provide valuable feedback in our quest for better.

A focus of 2023 was continuing to deepen our leadership bench to ensure long-term strategic alignment and value creation, while embedding inclusive leadership behaviors into FBS to empower our leaders to foster the diverse, high-performing teams that our future demands.

At every level—in a culture of curiosity and continuous improvement, humility, and high standards—our teams unite around our purpose of accelerating progress, while individuals are supported along their career journeys, growing as leaders, innovators, and makers of the future.

Accelerating Value Creation

Reflecting on this past year, we made remarkable progress toward our vision of being a premier company—defined by a consistent strategy to build a high-quality growth portfolio, with the rigorous application of a differentiated business system that delivers the Fortive formula for value creation and compounds results year after year.

As we look ahead, our teams stand unwavering in their pursuit of better, strengthening the foundation for our future success.

Your partnership fuels our bold endeavors—thank you for your sustained trust.



JAMES A. LICO
President and Chief Executive Officer

Financial
Highlights

**Letter to
Shareholders**

Intelligent Operating
Solutions

Precision
Technologies

Advanced Health
Solutions

Our
Values

FAVORABLE SECULAR TRENDS



Automation and Digitization
We find ourselves in an era of transformative breakthroughs in automation and digitization. At Fortive, we empower our customers by streamlining and digitizing their workflows leveraging our deep expertise in hardware, software, and AI-driven data analytics.



Energy Transition
Fortive is at the forefront of the global shift toward a clean and sustainable energy future. Our mission involves tackling our customers' most complex technical hurdles and propelling breakthroughs across diverse applications, ranging from e-mobility to the electrification of everything.



Productivity Growth
From factory floors to operating rooms, the demand for productivity and precision has never been greater. Fortive's innovations propel productivity enhancements within vital workflows by optimizing essential resources, contributing to a better, safer, and more efficient future.



2023 Highlights
Our extraordinary teams achieved exceptional results in 2023, rising above many challenges to deliver compounding annual results ahead of expectations:

5%
Core revenue growth, with 9% software revenue growth

59.5%
Record adjusted gross margin, up 180 basis points

25.9%
Record adjusted operating profit margin, up 160 basis points

9%
Adjusted net earnings per share growth

$1.2B
Free cash flow, and free cash flow margins of 21%

Intelligent Operating Solutions

At the forefront of accelerating progress for our tens of thousands of customers in mission-critical workflows, Fortive's Intelligent Operating Solutions uses advanced instrumentation, software, and services to keep much of the world running safely, efficiently, and more sustainably. We have leading positions in electrical test and measurement, facility and asset lifecycle software applications, and connected worker safety, connecting workflows, real-time data, and powerful analytics to keep customers and critical infrastructure maintained, minimize downtime, and supercharge their productivity.



$2.6B
FY 2023 TOTAL SALES

North America 60%
- 36%
- 11%
- 10%

Western Europe 15%
- 10%
- 7%
- 5%

China 9%
- 4%
- 2%

Rest of World 16%
- 15%

Legend:
- Industrial & Manufacturing
- Government
- Retail & Consumer
- Oil & Gas
- Utilities & Power
- Distributors
- Communication, Electronics & Semiconductor
- Medical
- Other End Markets

ACCRUENT   FLUKE   GORDIAN   INDUSTRIAL SCIENTIFIC   INTELEX   ServiceChannel

Financial
Highlights

Letter to
Shareholders

**Intelligent Operating
Solutions**

Precision
Technologies

Advanced Health
Solutions

Our
Values

AUTOMATION & DIGITIZATION

Maximizing Uptime
with eMaint X5

Fluke's award-winning eMaint X5 simplifies compliance and powers the shift to predictive maintenance. The computerized maintenance management system (CMMS) helps companies eliminate unplanned downtime, boost efficiency, and lower maintenance costs.



AUTOMATION & DIGITIZATION

PRODUCTIVITY GROWTH



Creating Customer Value
Throughout the Building Lifecycle

Facilities & Asset Lifecycle (FAL) is delivering more value to its 10,000+ customers, spanning billions of square feet of facility space. Notably, Accruent is transforming engineering document management with its recent acquisition of RedEye, an Australian-based company specializing in cloud-native solutions. And Gordian upgraded its SaaS-based solution, RSMeans Online, to a more modern, scalable, and secure tool, revolutionizing the pre-construction, planning, and procurement workflow.

ENERGY TRANSITION

AUTOMATION & DIGITIZATION

Strategic M&A Accelerates
Progress in AI and Solar

Fluke's acquisition of Azima DLI will give its customers a decisive edge in the shift toward AI-enabled predictive maintenance. Fluke also acquired Solmetric, an innovator in high-precision solar testing, demonstrating their commitment to advancing electrification globally with high-quality products that keep technicians safe.



Precision Technologies

Turning the spark of an idea into a world-changing product requires bold vision, a rigorously customer-centric approach, and specialized expertise in materials, methods, and measurement. Fortive's Precision Technologies help solve tough technical challenges to speed breakthroughs in a wide range of applications, from food and beverage production and manufacturing to next-generation electric vehicles and clean energy, as our customers seek new test solutions to enable the electrification and connectivity of everything. From deep sea to deep space, engineers and product developers depend on Fortive's advanced technologies for safety, precision, and reliability, even in the most demanding and dynamic conditions.



$2.1B
FY 2023
TOTAL SALES

- Rest of World **16%**
- 14%
- Western Europe **13%**
- 4%
- 5%
- 7%
- China **17%**
- 10%
- 11%
- North America **54%**
- 21%
- 14%
- 14%

Legend:
- Industrial & Manufacturing
- Communication, Electronics & Semiconductor
- Aerospace & Defense
- Government
- Utilities & Power
- Medical
- Distributors
- Retail & Consumer
- Other End Markets

ANDERSON-NEGELE SANITARY BY DESIGN | Gems Sensors&Controls | setra | HENGSTLER DYNAPAR | PACSCI EMC | QUALITROL Defining Reliability | Tektronix

AUTOMATION & DIGITIZATION

PRODUCTIVITY GROWTH

Tektronix Delivers on Continuous Improvement

Tektronix's release of the 4 Series B mixed signal oscilloscope comes with significant hardware and software improvements that address the growing complexity of electronics design and test. Enhancements include faster processing, a wider viewing angle, and improved software thanks to its future-ready platform that supports the expansion of key tools, processes, and applications that meet current and future customer needs.



AUTOMATION & DIGITIZATION

PRODUCTIVITY GROWTH



Advanced Troubleshooting Technology Keeps Businesses Humming

Hengstler-Dynapar launched a revolutionary smart encoder to solve tough technical challenges and keep businesses up and running. The device offers a new way for OEM and end-users in heavy-duty applications to proactively monitor and address the most common causes of unscheduled downtime in mission critical applications. The HS35iQ smart encoder's specific fault indication and visual troubleshooting transformed a customer's troubleshooting workflow and saved over $34,000 per occurrence of unscheduled downtime.

ENERGY TRANSITION

Building a More Sustainable, Electrified World

Tektronix added Elektro-Automatik (EA), a leading supplier of high-power electronic test solutions, to its best-in-class test and measurement portfolio. The acquisition expands Tektronix's addressable market; enhances its position in high-growth segments such as data centers, energy storage, emobility, hydrogen, and renewable energy applications; and strengthens Fortive's ability to drive higher returns for years to come.



Advanced Health Solutions

As patient care delivery evolves globally, Fortive's Advanced Healthcare Solutions is enabling health care providers to deliver exceptional patient care more efficiently with industry-leading instrument sterilization solutions, instrument tracking, cell therapy equipment design and manufacturing, biomedical test tools, radiation safety monitoring, and end-to-end clinical productivity solutions. Hospitals, ambulatory surgical centers (ASCs), and laboratories need these intelligent technologies to help ensure critical safety standards are met, instruments and operating rooms are working at peak performance, and complex procedures are followed accurately in these mission-critical healthcare environments.



$1.3B
FY 2023
TOTAL SALES

Rest of World 25%
North America 58%
China 8%
Western Europe 9%

3%
2%
1%
94%

- Medical
- Government
- Industrial & Manufacturing
- Distributors

ASP Advanced Sterilization Products · Censis · FLUKE Biomedical · LANDAUER · RaySafe™ · Invetech · provation

AUTOMATION & DIGITIZATION

PRODUCTIVITY GROWTH

Provation Boosts Growth Through Innovation

Provation, a market leader in healthcare workflow solutions, continues to enhance clinical performance and improve the patient experience, all while delivering 17% annual recurring revenue growth in 2023. By embracing the power of FBS and AI innovation, Provation is driving double-digit annual recurring revenue growth and significant margin expansion.



PRODUCTIVITY GROWTH



ASP Expands into Steam Sterilization Monitoring

ASP launched its new sterilization monitoring products in North America and Asia, helping customers achieve greater efficiency while keeping pace with the rising clinical demand for sterility assurance. The expansion into steam sterilization monitoring enhances ASP's position as a leader in state-of-the-art infection prevention technologies.

PRODUCTIVITY GROWTH

Landauer Innovates to Improve Safety

Our Landauer team, part of Fluke Health Solutions, accelerates progress by helping frontline healthcare workers stay safe through monitoring their exposure to ionizing radiation. By leveraging FBS, the team reduced the time for new feature delivery in its myLDR customer portal by 50% while improving the ability of Radiation Safety Officers to self-service on the platform by 29%.



Financial
Highlights

Letter to
Shareholders

Intelligent Operating
Solutions

Precision
Technologies

Advanced Health
Solutions

**Our
Values**

Increasing Our Impact
by Living Our Values

Kaizen is our way of life

We know we can always do and be better. Our commitment to continuous improvement, grounded in our FBS inspires us to approach our work with curiosity. We are always growing and learning.

  

42

teams and 45 senior leaders participated in our largest-ever CEO Kaizen

67%

increase in average Kaizens held per quarter

50%

productivity improvement among 2023 CEO Kaizen projects completed

CORE VALUE AWARD WINNER: FLUKE®

The Fluke team embodies the power of kaizen. More than 115 kaizen events worldwide—all with impressive sustainment—drove exceptional business results such as strong net dollar retention and working capital performance. Fluke's focus on FBS also contributed to the IOS segment's 310 basis points of margin expansion in the year.

We build extraordinary teams for extraordinary results.

We believe we are more together, and we all have something unique to offer as we come together to solve problems no one could solve alone, committed to a strong and inclusive culture.

73% open leadership roles filled from within the company

100% operating companies supporting progress in 125 communities around the world

Inclusion embedded in our FBS leadership tools ensuring diverse, high-achieving teams

CORE VALUE AWARD WINNER:

GORDIAN®

The Gordian team exemplifies the power of living our values. By building an extraordinary team, they achieved the best performance enablement score at Fortive, at nearly 80%. Gordian's commitment to building an intentional culture results in high-impact teams that drive strong and consistent double-digit growth and profitability.

Customer success inspires our innovation.

We believe our most important breakthroughs are the ones that help our customers succeed, and we strive to break down barriers and forge new paths to world-changing innovations to move our customers forward.

LPM[*] principles used by Industrial Scientific to deliver new innovations in gas detection and safety monitoring, with near-perfect on-time delivery

Breakthrough innovations in measurement and solar testing from Fluke and Qualitrol to help solve our customers' toughest energy transition challenges

17% increase in on-time delivery across Fortive driven by LPM

* Lean Portfolio Management (LPM) is an FBS process for prioritizing and optimizing our R&D investment in the right portfolio of products that deliver differentiated value to our customers and drive greater returns.

CORE VALUE AWARD WINNER:

Tektronix®

Tektronix takes the award for customer-inspired innovation with its 2 Series Mixed Signal Oscilloscope (MSO). By listening to customer needs and innovating for their success, the team netted 18 invention disclosures resulting in 5 trade secrets and 8 patent applications, while increasing revenue and improving instrumentation for our customers.

We compete for shareholders.

We believe in prioritizing trust, sustainability, and positive impact to create long-term value for all of our stakeholders, including our shareholders, our employees, our customers and our communities.[*]

7%
Revenue CAGR

14%
Adjusted EPS CAGR

19%
Free Cash Flow CAGR

* Data shown since 2019

CORE VALUE AWARD WINNER:

GORDIAN®

The Gordian team delivered exceptional long-term value for our stakeholders with strong core growth, free cash flow, and return on invested capital. Gordian is a winner across two of Fortive's core values this year, proving how building extraordinary teams results in strong and enduring shareholder value.



2023 Form

10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 1-37654

FORTIVE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**47-5654583**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
6920 Seaway Blvd	
Everett, WA	**98203**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (425) 446 - 5000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading symbols	Name of each exchange on which registered
Common stock, par value $0.01 per share	FTV	New York Stock Exchange
3.700% Notes due 2026	FTV26A	New York Stock Exchange
3.700% Notes due 2029	FTV29	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of February 22, 2024 there were 351,379,735 shares of Registrant's common stock outstanding. The aggregate market value of common stock held by non-affiliates of the Registrant as of June 30, 2023 was $26.3 billion, based upon the closing price of the Registrant's common stock on the New York Stock Exchange.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the Registrant's proxy statement for its 2024 annual meeting of stockholders (the "2024 Proxy Statement") to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year-end. With the exception of the sections of the 2024 Proxy Statement specifically incorporated herein by reference, the 2024 Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS AND RISK FACTOR SUMMARY

Certain statements included or incorporated by reference in this Annual Report on Form 10-K, in other documents we file with or furnish to the Securities and Exchange Commission ("SEC"), in our press releases, webcasts, conference calls, materials delivered to shareholders and other communications, are "forward-looking statements" within the meaning of the United States federal securities laws. All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: projections of revenue, expenses, profit, profit margins, tax rates, tax provisions, cash flows, pension and benefit obligations and funding requirements, our liquidity position or other financial measures; management's plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions, divestitures, strategic opportunities, securities offerings, stock repurchases, dividends and executive compensation; growth, declines and other trends in markets we sell into, including the expected impact of trade and tariff policies; new or modified laws, regulations and accounting pronouncements; impact of climate-related events or transition activities; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; foreign currency exchange rates and fluctuations in those rates; impact of changes to tax laws; general economic and capital markets conditions, including impact of inflation or interest rate changes; impact of geopolitical events, including the impact of the Ukraine/Russia conflict, the Middle East conflict, and other hostilities; the timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology, such as "believe," "anticipate," "should," "could," "intend," "will," "plan," "expect," "estimate," "project," "target," "may," "possible," "potential," "forecast" and "positioned" and similar references to future periods, are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words. Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to the risks and uncertainties set forth under "Item 1A. Risk Factors" in this Annual Report.

Forward-looking statements are not guarantees of future performance and actual results may differ materially from the results, developments, and business decisions contemplated by our forward-looking statements. Accordingly, you should not place undue reliance on any such forward-looking statements. Forward-looking statements speak only as of the date of the report, document, press release, webcast, call, materials or other communication in which they are made (or such earlier date as may be specified in such statement). We do not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

The following is a summary of the material risks and uncertainties we face, which are discussed more fully in "Item 1A. Risk Factors" in this Annual Report:

Risk Related to Our Business Operations

- Conditions in the global economy, the markets we serve, and the financial markets and banking systems may adversely affect our business and financial statements.

- If we cannot adjust our manufacturing capacity, supply chain management or the purchases required for our manufacturing activities to reflect changes in market conditions, customer demand and supply chain or transportation disruptions, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components, and services could cause production interruptions, delays and inefficiencies.

- Our financial results are subject to fluctuations in the cost and availability of commodities or components that we use in our operations.

- Any pandemic, including the resurgence in the spread of COVID-19, and the corresponding constraints on supply chain, labor force, and the operations of our customers, suppliers, and vendors could have an adverse impact on our business and results of operations.

- Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated, or experience cyclicality.

- We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce prices for our products and services.

- Our growth depends in part on the timely development and commercialization and customer acceptance of new and enhanced products and services based on technological innovation.

- If we are unable to recruit and retain key employees, our business may be harmed.

- Significant disruptions in, or breaches in security of, our information technology systems have adversely affected, and in the future could adversely affect, our business.

- We may use artificial intelligence in our business and our products, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

- Defects and unanticipated use or inadequate disclosure with respect to our products (including software) or services could adversely affect our business, reputation, and financial statements.

- Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns, or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

- Our restructuring activities could have long-term adverse effects on our business.

- Work stoppages, works council campaigns, and other labor disputes could adversely impact our productivity, economic conditions, and results of operations.

- If we suffer loss to our facilities, supply chains, distribution systems, or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

- If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

- Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses, or licensing expenses or be prevented from selling products or services.

- We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our financial statements.

- Climate change, or legal or regulatory measures to address climate change, may negatively affect us.

Risk Related to our International Operations

- International economic, political, legal, compliance, and business factors could negatively affect our financial statements.

- Trade relations between China and the United States could have a material adverse effect on our business and financial statements.

- Foreign currency exchange rates, including the volatility thereof, may adversely affect our financial statements.

Risk Related to Our Acquisitions, Investments, and Dispositions

- Any inability to consummate acquisitions at our anticipated rate and at appropriate prices could negatively impact our growth rate and stock price.

- Our acquisition of businesses, joint ventures, and strategic relationships could negatively impact our financial statements.

- The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

- Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we have sold could adversely affect our financial statements.

- Potential indemnification liabilities to Vontier Corporation ("Vontier") pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations, and cash flows.

Risk Related to Regulatory and Compliance Matters

- Changes in industry standards and governmental regulations may reduce demand for our products or services or increase our expenses.

- Our reputation, ability to do business, and financial statements may be impaired by improper conduct by any of our employees, agents, or business partners.

- Our operations, products, and services expose us to the risk of environmental, health, and safety liabilities, costs, and violations that could adversely affect our reputation and financial statements.

- Our businesses are subject to extensive regulation, including healthcare regulations; existing or future failure to comply with those regulations could adversely affect our financial statements and reputation.

Risk Related to Our Tax and Accounting Matters

- Changes in our effective tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.

- We could incur significant liability if our separation from Danaher, our separation of our Automation and Specialty business or our separation of Vontier (collectively, the "Separation Transactions") are determined to be a taxable transaction.

- Changes in U.S. GAAP could adversely affect our reported financial results and may require significant changes to our internal accounting systems and processes.

- We may be required to recognize impairment charges for our goodwill and other intangible assets.

Risk Related to Our Financing Activities

- We have incurred a significant amount of debt, and our debt obligations, including the cost of such debt, will increase further if we incur additional debt and do not retire existing debt, our credit rating declines, or if the applicable interest rates rise.

PART I

ITEM 1. BUSINESS

General

Fortive Corporation is a provider of essential technologies for connected workflow solutions across a range of attractive end-markets. Our strategic segments - Intelligent Operating Solutions, Precision Technologies, and Advanced Healthcare Solutions - include well-known brands with leading positions in their markets. Our businesses design, develop, manufacture, and service professional and engineered products, software, and services, building upon leading brand names, innovative technologies, and significant market positions. We are headquartered in Everett, Washington and have a workforce of more than 18,000 research and development, manufacturing, sales, distribution, service, and administrative professionals in more than 50 countries around the world.

Fortive Corporation is a Delaware corporation and was incorporated in 2015 in connection with the separation of Fortive from Danaher Corporation ("Danaher" or "Former Parent") on July 2, 2016 as an independent, publicly-traded company, listed on the New York Stock Exchange.

In this Annual Report, the terms "Fortive" or the "Company" refer to either Fortive Corporation or to Fortive Corporation and its consolidated subsidiaries, as the context requires. Unless otherwise indicated, all amounts in this Annual Report refer to continuing operations.

Fortive Business System

Our teams across our operating companies are united by our culture of continuous improvement – characterized by the high expectations, inclusion, humility, and transparency embodied in the Fortive Business System ("FBS"). This cultural foundation is reinforced by the rigor of our disciplined operating cadence. FBS enables us to operate our businesses with a focus on relentless execution, powered by our mindset and a set of tools and best practices consistently applied across our portfolio. We are committed to delivering on our financial commitments and engaging our leaders and teams to accelerate and sustain progress in every aspect of the business, including new product development and commercialization, finance, human capital management, and sustainability. We are continually evolving FBS to meet the changing needs of our portfolio and incorporating new technology enablers, like artificial intelligence and machine learning, to drive faster growth, more productivity, and greater impact. The execution of our disciplined acquisition strategy is strengthened by the value FBS creates and is a critical component of how we achieve sustained results over time.

Purpose and Values

We are guided by our shared purpose to deliver essential technology for the people who accelerate progress. We strive to accelerate transformation in high-impact fields, such as workplace safety, engineering, and healthcare, delivering high-tech solutions and high impact for engineers, scientists, frontline workers, and patients around the world.

Our values guide how we deliver every day for our stakeholders:

We build extraordinary teams for extraordinary results.

We believe we are more together, and we all have something unique to offer as we come together to solve problems no one could solve alone, committed to a strong and inclusive culture.

Customer success inspires our innovation.

We believe our most important breakthroughs are the ones that help our customers succeed, and we strive to break down barriers and forge new paths to world-changing innovations to move our customers forward.

Kaizen is our way of life.

We know we can always do and be better. Our commitment to continuous improvement, grounded in our FBS inspires us to approach our work with curiosity. We are always growing and learning.

We compete for our shareholders.

We believe in prioritizing trust, sustainability, and positive impact to create long-term value for all of our stakeholders, including our shareholders, our employees, our customers and our communities.

Reportable Segments

We operate and report our results in three segments, Intelligent Operating Solutions, Precision Technologies, and Advanced Healthcare Solutions, each of which is further described below.

Intelligent Operating Solutions

Our Intelligent Operating Solutions segment provides advanced instrumentation, software and services to tens of thousands of customers enabling their mission-critical workflows. These offerings include electrical test & measurement, facility and asset lifecycle software applications, connected worker safety and compliance solutions across a range of vertical end markets, including manufacturing, process industries, healthcare, utilities and power, communications and electronics, among others. Typical users of these safety, productivity and sustainability solutions include electrical engineers, electricians, electronic technicians, EHS professionals, network technicians, facility managers, first-responders, and maintenance professionals.

Products and services within our Intelligent Operating Solutions segment are marketed under a variety of leading brands, including ACCRUENT, FLUKE, GORDIAN, INDUSTRIAL SCIENTIFIC, INTELEX, PRUFTECHNIK, and SERVICECHANNEL.

Precision Technologies

Our Precision Technologies segment helps solve tough technical challenges to speed breakthroughs in a wide range of applications, from food and beverage production and manufacturing to next-generation electric vehicles and clean energy, as our customers seek new test solutions to enable the electrification and connectivity of everything. Our expertise in materials, methods and measurements are reflected in our electrical test & measurement, sensing and material technologies offered to a broad set of customers and vertical end markets, including industrial, power and energy, automotive, medical equipment, food and beverage, aerospace and defense, semiconductor, and other general industries. Customers for these products and services include design engineers for advanced electronic devices and equipment, process and quality engineers focused on improved process capability and productivity, facility maintenance managers driving increased uptime, and other customers for whom precise measurement, reliability, and compliance are critical in their applications.

Products and services in our Precision Technologies segment are marketed under a variety of brands, including ANDERSON-NEGELE, GEMS, SETRA, HENGSTLER-DYNAPAR, QUALITROL, PACIFIC SCIENTIFIC, KEITHLEY and TEKTRONIX.

Advanced Healthcare Solutions

Our Advanced Healthcare Solutions segment supplies critical workflow solutions enabling healthcare providers to deliver exceptional patient care more efficiently. Our offerings include instrument sterilization solutions, instrument tracking, cell therapy equipment design and manufacturing, biomedical test tools, radiation detection and safety monitoring, and end-to-end clinical productivity software and solutions. Our healthcare offerings help ensure critical safety standards are met, instruments and operating rooms are working at peak performance, and complex procedures are followed accurately in these mission-critical healthcare environments.

Products and services in our Advanced Healthcare Solutions segment are marketed under a variety of brands, including ASP, CENSIS, CENSITRAC, EVOTECH, FLUKE BIOMEDICAL, INVETECH, LANDAUER, PROVATION, RAYSAFE, and STERRAD.

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The following discussion includes information common to all of our segments.

Materials

Our manufacturing operations employ a wide variety of raw materials, including electronic components, steel, plastics and other petroleum-based products, aluminum, and copper. Prices of oil and gas affect our costs for freight and utilities. We purchase raw materials from a large number of independent sources around the world. Tariffs affect our costs for impacted materials or components we import into the United States. Based on allocation of annual spend among our various suppliers, no single supplier is material. However, some components that require particular specifications or qualifications are dependent on a single supplier or a limited number of suppliers that can readily provide such components. We utilize a number of techniques to address potential disruption in and other risks relating to our supply chain, including in certain cases the use of safety stock, alternative materials that meet the quality and regulatory requirements, and qualification of multiple supply sources. While the remediation efforts taken by certain jurisdictions in response to the COVID-19 pandemic and the disruptions from the Ukraine/Russia conflict have raised material and shipping costs, our supply chain was responsive to these dynamics, and we implemented solutions, including through FBS and working collaboratively with our suppliers, to effectively support our operations, and help countermeasure production material shortages and distribution limitations. For a further discussion of risks related to the materials and components required for our operations, please refer to "Item 1A. Risk Factors."

Intellectual Property

We own numerous patents, trademarks, copyrights, and trade secrets and hold licenses to use intellectual property owned by others. Although in aggregate our intellectual property is important to our operations, we do not consider any single patent, trademark, copyright, trade secret, or license to be of material importance to any segment or to the business as a whole. From time to time, we engage in litigation to protect our intellectual property rights. For a discussion of risks related to our intellectual property, please refer to "Item 1A. Risk Factors." All capitalized brands and product names throughout this document are trademarks owned by, or licensed to, Fortive.

Competition

We believe that we are a leader in many of our served markets. Although our businesses generally operate in highly competitive markets, our competitive position cannot be determined accurately in the aggregate or by segment, since none of our competitors offer all of the same product and service lines or serve all of the same markets as we do. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors, including larger companies or divisions of larger companies with substantial sales, marketing, research, and financial capabilities, as well as well-established regional competitors who are more specialized than we are in particular markets. We face increased competition in a number of our served markets as a result of the entry of competitors based in low-cost manufacturing locations, and increasing consolidation in particular markets. The number of competitors varies by product and service line. Our management believes that we have a market leadership position in most of the markets we serve. Key competitive factors vary among our businesses and product and service lines, but include the specific factors noted above with respect to each particular business and typically also include price, quality, performance, delivery speed, applications expertise, distribution channel access, service and support, technology and innovation, breadth of product, service and software offerings, and brand name recognition. For a discussion of risks related to competition, please refer to "Item 1A. Risk Factors."

Seasonal Nature of Business

General economic conditions impact our business and financial results, and certain of our businesses experience seasonal and other trends related to the industries and end markets that they serve. For example, sales of capital equipment and sterilization consumables are often stronger in the fourth calendar quarter and sales to OEMs are often stronger immediately preceding and following the launch of new products. However, as a whole, we are not subject to material seasonality.

People Strategy (Human Capital Management)

Fortive is a global team, over 18,000 strong, energized by a powerful purpose. Our people strategy centers on empowering inclusive teams working together to solve problems no one could solve alone. We intentionally seek out different skills, backgrounds, and voices to deliver results for our customers and fulfill our employee promise – For you. For us. For growth. Our people strategy is defined by our inclusive growth culture and is advanced through FBS and our career development and reward systems. We continually measure, review, and refine our strategy through measured employee experience processes. These key elements enable us to accelerate progress for our customers, our teams, and the world.

Inclusive Growth Culture

We are more together. Our culture sets the tone for Fortive's people strategy and drives Fortive's success. Along with FBS, Inclusion, Diversity, and Equity ("IDE") are core enablers of our strategy and culture.

We know that an inclusive, diverse, and equitable workforce creates extraordinary long-term value for our employees and shareholders. We are committed to IDE in all its forms. We are focused on recruiting from a wide variety of diverse candidate sources, cultivating an inclusive environment where everyone can succeed, providing training on inclusion and unconscious bias, and monitoring policies and practices to ensure that no group is inadvertently disadvantaged. Another part of Fortive's commitment to IDE is our adherence to EEO (equal employment opportunity) principles. All people are evaluated through a neutral merit-based process. We do not consider race, ethnicity, gender, or any other protected trait in our hiring, promotional, or other processes. To drive FBS, continuous improvement, and IDE accountability at all levels, our VP, Inclusion, Diversity, and Equity works closely with our senior management, IDE Council, and IDE practitioners across our businesses. Our Board of Directors, along with the Compensation Committee, oversee our IDE efforts as part of our people strategy and measurement actions.

We are committed to continued transparency by publicly sharing our workforce representation and inclusion results and aspirational goals through our Proxy Statement, EEO-1 report, website, and annual Sustainability Report.

Business, Career Development, and Reward Systems

Our culture of continuous improvement inspires us to keep experimenting, growing, and learning. Our FBS and robust career development and reward systems advance our people strategy by attracting, growing, and retaining the exceptional people we need now and in the future. These business and career development systems strengthen our employee value proposition, build our employer brand, drive professional growth for our employees and results for our customers.

Our Performance and Development for Growth processes drive results and career growth for our global teams. Performance for Growth rigorously deploys our strategies into cascaded goals throughout the organization, while Development for Growth translates our beliefs and values into desired leader competencies, at all levels of the organization. Together, these processes provide a roadmap for the way we work, deliver results, and build high-performing teams.

Additionally, we design our Total Rewards programs to attract and retain talented, curious people with a growth mindset and a passion for innovation, collaboration, and continuous improvement. We offer leading programs that inspire and reward superior performance, are equitable, align compensation structure with delivering long-term shareholder value, and foster an inclusive, diverse, and healthy global workforce.

We also invest in our people at every level through our growth and development experiences. These experiences range from leadership learning and FBS immersion to hands-on skill building in each of our three FBS pillars—growth, lean, and leadership. Collectively, these experiences build skills, strengthen performance, and prepare our employees for challenging opportunities.

With our strong and evolving portfolio, employees have the opportunity to accelerate their career across multiple industries, meaningfully contributing to customer success and impact in the world.

Employee Experience and Communication

Our promise to employees is – For you. For us. For growth. To achieve this promise, our leaders at all levels of the organization actively seek feedback from our employees and other stakeholders to strengthen our culture. Our employee experience surveys are one of the many ways we actively solicit input.

Our employee experience survey approach continues to mature through quarterly touchpoints and leader accountability. In our last comprehensive census survey in 2023, over 80% of our global team responded, delivering steady gains in both overall engagement and in inclusion and belonging that resulted in historically high ratings of 78% and 82%, respectively. Our results continue to inform both management and our Board of Directors on appropriate actions to enhance our employee experience.

Government Contracts

Although the substantial majority of our revenue in 2023 was from customers other than governmental entities, each of our segments has agreements relating to the sale of products to government entities. As a result, we are subject to various statutes and regulations that apply to companies doing business with governments and government-owned entities. For a discussion of risks related to government contracting requirements, please refer to "Item 1A. Risk Factors."

Regulatory Matters

We face extensive government regulation both within and outside the United States relating to the development, manufacture, marketing, sale, and distribution of our products, software, and services. The following sections describe certain significant regulations that we are subject to. These are not the only regulations that our businesses must comply with. For a description of the risks related to the regulations that our businesses are subject to, please refer to "Item 1A. Risk Factors."

Medical Device Regulations

Many of our products in the Advanced Healthcare Solutions segment are classified as medical devices and are subject to restrictions under domestic and foreign laws, rules, regulations, self-regulatory codes, circulars, and orders, including, but not limited to, the U.S. Food, Drug, and Cosmetic Act (the "FDCA"). The FDCA requires these products, when sold in the United States, to be safe and effective for their intended uses and to comply with the regulations administered by the U.S. Food and Drug Administration ("FDA"). The FDA regulates the design, development, research, preclinical and clinical testing, introduction, manufacture, advertising, labeling, packaging, marketing, distribution, import and export, and record keeping for such products.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture, or intended use, may require a new 510(k) clearance and payment of an FDA user fee.

Market access, sales, and marketing of medical devices in non-U.S. countries are subject to foreign regulatory requirements that vary widely from country to country. For example in the European Economic Area ("EEA"), a medical device must meet the Medical Devices Directive's ("MDD") Essential Requirements or, for new devices placed on the market after May 26, 2021, the Medical Devices Regulation's ("MDR") General Safety and Performance Requirements as well as other requirements set out in the MDD/MDR, depending on the device's risk class. Before placing a medical device on the EEA market, the manufacturer must prepare a declaration of conformity, certifying that the device complies with the MDD/MDR, and must then affix the CE mark. The notified body typically audits and examines the device's technical documentation, and the quality system for the manufacture, design, and final inspection of the relevant device before issuing a CE certificate. Following the issuance of this CE certificate, manufacturers may prepare the declaration of conformity and affix the CE mark to the devices covered by this CE certificate. Similar requirements apply in the UK. For access to the UK market, manufacturers must obtain a UKCA Certificate and affix a UKCA mark to their medical devices.

Any medical devices we manufacture and distribute are subject to pervasive and continuing regulation by the FDA and certain state and certain other comparable foreign authorities. As a medical device manufacturer, our manufacturing facilities are subject to inspection on a routine basis by the FDA and other comparable foreign authorities as well as audits by our notified body. We are required to adhere to the Current Good Manufacturing Practices requirements, as set forth in the Quality Systems Regulation, as well as other applicable standards which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during all phases of the design and manufacturing process.

We must also comply with global post-market surveillance regulations, including adverse event reporting requirements, which require that we review and report to the FDA and other comparable foreign authorities any incident in which our products may have caused or contributed to a death or serious injury. We must also report any incident in which our product has malfunctioned if that malfunction would likely cause or contribute to a death or serious injury if it were to recur.

Labeling and promotional activities are subject to scrutiny by the FDA and other comparable foreign authorities and, in certain circumstances, by the Federal Trade Commission and other comparable foreign regulators. Medical devices approved or cleared by the FDA, foreign regulators, or our notified body may not be promoted for undocumented, unapproved, or uncleared uses, otherwise known as "off-label" promotion. The FDA, other U.S. agencies, and other comparable foreign authorities actively enforce the laws and regulations prohibiting the promotion of off-label uses.

Other Healthcare Laws

We are subject to various healthcare related laws regulating fraud and abuse, research and development, pricing and sales and marketing practices, and the privacy and security of health information. In particular, the U.S. Federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving, or providing remuneration (including any kickback or bribe), directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made in whole or in part under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Similar laws and regulations apply in many foreign countries.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") prohibits knowingly and willfully (1) executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors, or (2) falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items, or services. In addition, HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, also restricts the use and disclosure of patient identifiable health information, mandates the adoption of standards relating to the privacy and security of patient identifiable health information, and requires the reporting of certain security breaches with respect to such information. Similar to the U.S. Federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation. Similar laws and regulations apply in many foreign countries.

The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program, knowingly makes, uses, or causes to be made or used, a false record or statement material to a false or fraudulent claim, or knowingly makes a false statement to avoid, decrease, or conceal an obligation to pay money to the U.S. federal government. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Similar laws and regulations apply in many foreign countries.

Federal consumer protection and unfair competition laws broadly regulate marketplace activities and activities that potentially harm consumers. Analogous U.S. state laws and regulations, such as state anti-kickback and false claims laws, also may apply to our business practices, including but not limited to, research, distribution, sales and marketing arrangements, and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers. Further, there are state laws that require medical device manufacturers to comply with the voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require manufacturers to file reports relating to pricing and marketing information, which requires tracking gifts and other remuneration and items of value provided to healthcare professionals and entities; state and local laws requiring the registration of sales representatives; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA. Similar laws and regulations apply in many non-U.S. countries.

Anti-Bribery and Anti-Corruption Laws

Given the international scope of operation, we are subject to various U.S. and non-U.S. laws outlawing bribes, kickbacks, payoffs, and other improper payments. In particular, the U.S. Foreign Corrupt Practices Act ("FCPA"), the UK Bribery Act, and other similar laws in other jurisdictions prohibit companies, their officers and employees, and their intermediaries from making improper payments to public officials to influence those officials or secure an improper advantage in order to obtain or retain business. In the past several years, there has been a substantial increase in the enforcement of these global anti-bribery and anti-corruption laws. Our operations throughout the world, including in developing countries with heightened risks of corruption, and interactions with individuals who are considered public officials under these laws, such as healthcare professionals in countries with state-run healthcare systems, expose us to the risk of violating these laws. Violations of these laws or even allegations of violations of these laws could pose reputational risks, subject us to investigations and related litigation, cause disruptions to our business, and result in monetary fines and damages and other sanctions.

Data Privacy and Security Laws

As a global organization, we are subject to data privacy and security laws, regulations, and customer-imposed controls in numerous jurisdictions as a result of having access to and processing confidential, personal, and/or sensitive data in the course of our business.

Data privacy and security laws are rapidly evolving. In particular, a broad privacy law in California, the California Consumer Privacy Act ("CCPA"), came into effect in January 2020. The CCPA has some of the same features as the GDPR (discussed below), and has already prompted several other states to consider similar legislation. The CCPA has already been amended several times, including through a November 2020 ballot initiative (called the California Privacy Rights Act) ("CPRA"), which became effective in January 2023.

Across the European Union, the General Data Protection Regulation ("GDPR") imposes strict requirements in how we collect, transmit, process, and retain personal data, including, among other things, in certain circumstances a requirement for prompt notification of data breaches to supervisory authorities and/or to data subjects, with the risk of significant fines for non-compliance. Additionally, after a July 2020 decision from the Court of Justice of the European Union, European regulators are requiring additional safeguards to facilitate the transfer of personal information from the European Union to the United States and other certain jurisdictions.

Several other countries, such as China, Russia, and Brazil, have passed, and other countries are considering passing, laws that meaningfully expand the compliance requirements around confidential, personal, and/or sensitive data that we may have access to or process in the course of our business. In China and Russia, privacy and security laws may require a copy of personal data relating to citizens to be maintained on local servers and impose additional data transfer restrictions. Brazil's Lei Geral de Proteção de Dados ("LGPD") increases compliance requirements related to privacy, data protection, and information security for businesses that are located or do business within Brazil. Although the LGPD shares similarities with the GDPR, it also contains a number of unique features, including specific legal bases not found in the GDPR that allow an organization to process personal data and requirements for the role of a data protection officer. In these countries and elsewhere, the laws applicable to data privacy and security may require changes to business practices or additional investment for compliance purposes.

Environmental Laws and Regulations

Our operations and properties are subject to laws and regulations relating to environmental protection, including those governing air emissions, water discharges and waste management, and workplace health and safety. For a discussion of the environmental laws and regulations that our operations, products, and services are subject to and other environmental contingencies, please refer to Note 14 to the consolidated financial statements included in this Annual Report. For a discussion of risks related to compliance with environmental and health and safety laws and risks related to past or future releases of, or exposures to, hazardous substances, please refer to "Item 1A. Risk Factors."

Export/Import Compliance

We are required to comply with various U.S. export/import control and economic sanctions laws, such as:

- the International Traffic in Arms Regulations administered by the U.S. Department of State, Directorate of Defense Trade Controls, which, among other things, impose license requirements on the export from the United States of defense articles and defense services listed on the United States Munitions List;
- the Export Administration Regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, which, among other things, impose licensing requirements on the export, in-country transfer, and re-export of certain dual-use goods, technology, and software (which are items that have both commercial and military or proliferation applications);
- the regulations administered by the U.S. Department of Treasury, Office of Foreign Assets Control, which implement economic sanctions imposed against designated countries, governments, and persons based on United States foreign policy and national security considerations; and
- the import regulations administered by U.S. Customs and Border Protection.

Other nations' governments have implemented similar export/import control and economic sanction regulations, which may affect our operations or transactions subject to their jurisdictions. For a discussion of risks related to export/import control and economic sanctions laws, please refer to "Item 1A. Risk Factors."

Competition Laws

Our global operations are subject to complex and changing antitrust and competition laws and regulations, including conflicting laws and regulations in different jurisdictions that have increased the cost of conducting our global operations. We have implemented policies and procedures designed to ensure compliance with applicable global laws and regulations, but there can be no assurance of complete and consistent compliance with all laws and regulations given the complex and evolving policies implemented by governments around the world. If we are found to have violated laws and regulations, it could materially adversely affect our business, reputation, results of operations and financial condition.

Whistleblower Laws

We operate in jurisdictions, such as the U.S. and Europe, with significant legal whistleblower protection compliance reports for potential violations internally and to government authorities. In the European Union, the Whistleblower Directive has been implemented that affords significant protections to internal and external whistleblowers. Non-compliance with the Whistleblower Directive can result in fines and other penalties against entities. In the U.S., the Securities and Exchange Commission can provide monetary awards to whistleblowers that report securities law violations to the Commission. U.S. laws, such as the False Claims Act, also include strong financial incentives for whistleblowers to bring lawsuits against companies with healthcare products and services such as Fortive. In addition, the False Claims Act permits whistleblowers to bring a lawsuit on behalf of the government and share in any monetary recovery, even if the government decides not to intervene in the case.

International Operations

Our products and services are available in markets worldwide, and our principal markets outside the United States are in Europe and Asia. We also have operations around the world, and this geographic diversity allows us to draw on the skills of a worldwide workforce, provides greater stability to our operations, allows us to drive economies of scale, provides revenue streams that may help offset economic trends that are specific to individual economies, and offers us an opportunity to access new markets for products. In addition, we believe that our future growth depends in part on our ability to continue developing products and sales models that successfully target high-growth markets.

The manner in which our products and services are sold outside the United States differs by business and by region. Most of our sales in non-U.S. markets are made by our subsidiaries located outside the United States, though we also sell directly from the United States into non-U.S. markets through various representatives and distributors and, in some cases, directly. In countries with low sales volumes, we generally sell through representatives and distributors.

Available Information

We maintain an internet website at www.fortive.com where we make available free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing such material with, or furnishing such material to, the SEC. Our internet website and the information contained in, or linked from, that website are not incorporated by reference into this Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with the information included elsewhere in this Annual Report on Form 10-K and other documents we file with the SEC. The risks and uncertainties described below are those that we have identified as material, but are not the only risks and uncertainties facing us. Our business is also subject to general risks and uncertainties that affect many other companies, such as market conditions, economic conditions, geopolitical events, changes in laws, regulations, or accounting rules, fluctuations in interest rates, terrorism, wars or conflicts, major health concerns, natural disasters, or other disruptions of expected business conditions. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity, and financial condition.

Risk Related to Our Business Operations

Conditions in the global economy, the markets we serve and the financial markets may adversely affect our business and financial statements.

Our business is impacted by general economic conditions, and adverse economic conditions arising from any slower global economic growth, reduced demand or consumer confidence, energy, manufacturing or component supply constraints arising from the international conflicts, including Russian invasion of Ukraine and the Israel-Hamas war, high inflation rates and the corresponding interest rate policies, volatility in currency and credit markets, actual or anticipated default on sovereign debt, changes in global trade policies, unemployment and underemployment rates, reduced levels of capital expenditures, changes in government fiscal and monetary policies, government deficit reduction and budget negotiation dynamics, sequestration, other austerity measures, political and social instability, other geopolitical conflict, sanctions, natural disasters, terrorist attacks, and other challenges affect us and our distributors, customers, and suppliers, including having the effect of:

- reducing demand for our products, software, and services, limiting the financing available to our customers and suppliers, increasing order cancellations, and resulting in longer sales cycles and slower adoption of new technologies;
- increasing the difficulty in collecting accounts receivable and the risk of excess and obsolete inventories;
- increasing price competition in our served markets;
- supply interruptions, which could disrupt our ability to produce our products;
- increasing the risk of impairment of goodwill and other long-lived assets, and the risk that we may not be able to fully recover the value of other assets such as real estate and tax assets;
- increasing the impact of currency translation; and
- increasing the risk that counterparties to our contractual arrangements will become insolvent or otherwise unable to fulfill their contractual obligations which, in addition to increasing the risks identified above, could result in preference actions against us.

In addition, adverse general economic conditions may lead to instability in U.S. and global capital and credit markets, including market disruptions, limited liquidity, and interest rate volatility. If we are unable to access capital and credit markets on terms that are acceptable to us or our lenders are unable to provide financing in accordance with their contractual obligations, we may not be able to make certain investments or acquisitions or fully execute our business plans and strategies. Furthermore, our suppliers and customers are also dependent upon the capital and credit markets. Limitations on the ability of customers, suppliers, or financial counterparties to access credit at interest rates and on terms that are acceptable to them could lead to insolvencies of key suppliers and customers, limit or prevent customers from obtaining credit to finance purchases of our products and services, and cause delays in the delivery of key products from suppliers.

If growth in the global economy or in any of the markets we serve slows for a significant period, if there is significant deterioration in the global economy or such markets, if there is instability in global capital and credit markets, or if improvements in the global economy do not benefit the markets we serve, our business and financial statements would be adversely affected.

If we cannot adjust our manufacturing capacity, supply chain management or the purchases required for our manufacturing activities to reflect changes in market conditions, customer demand and supply chain disruptions, our profitability may suffer. In addition, our reliance upon sole or limited sources of supply for certain materials, components, and services could cause production interruptions, delays, and inefficiencies.

We purchase materials, components, and equipment from third parties for use in our manufacturing operations. Our income could be adversely impacted if we are unable to adjust our purchases and supply chain management to reflect any supply chain or transportation disruptions or changes in customer demand and market fluctuations, geopolitical disruptions, severe weather events, increases in demand outpacing supply capabilities, labor shortages, seasonality or cyclicality. During a market upturn or general supply chain disruptions, suppliers have extended lead times, limited supplies, or increased prices. If we cannot purchase sufficient products at competitive prices and quality and on a timely enough basis to meet demand for our products, we may not be able to satisfy market demand, product shipments may be delayed, our costs may increase, or we may breach our contractual commitments and incur liabilities.

Conversely, in order to secure supplies for the production of products, we sometimes enter into noncancelable purchase commitments with vendors, which could impact our ability to adjust our inventory to reflect declining market demands. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges and our profitability may suffer.

In addition, some of our businesses purchase certain requirements from sole or limited source suppliers for reasons of quality assurance, cost effectiveness, availability, contractual obligations or uniqueness of design. If these or other suppliers encounter financial, operating, quality, or other difficulties or if our relationship with them changes, including as a result of contractual disputes, we might not be able to quickly establish or qualify replacement sources of supply. The supply chains for our businesses could also be disrupted by supplier capacity constraints, operational or quality issues, bankruptcy or exiting of the business for other reasons, decreased availability of key raw materials or commodities, and external events such as natural disasters, severe weather events that are occurring more frequently or with more intense effects as a result of global climate change, pandemic health issues, war, terrorist actions, governmental actions, and legislative or regulatory changes, among others. Any of these factors could result in production interruptions, delays, extended lead times, and inefficiencies.

Because we cannot always immediately adapt our production capacity and related cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any or all of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance, and otherwise adversely affect our profitability.

Our financial results are subject to fluctuations in the cost and availability of commodities or components that we use in our operations.

As discussed in the section entitled "Business-Materials," our manufacturing and other operations employ a wide variety of components, raw materials, and other commodities. Prices for and availability of these components, raw materials, and other commodities have fluctuated significantly in the past. In particular, the widespread supply chain challenges due to labor, raw material, and component shortages, as well as widespread logistics issues, affected multiple industries, raised material and shipping costs, limited the quantities available, and extended the lead time required for supplies and deliveries. Any sustained interruption in the supply of these items, including as a result of general supply chain constraints, increasing demand outpacing supplies, or contractual disputes with suppliers or vendors, could adversely affect our business. In addition, due to the highly competitive nature of the industries that we serve, the cost-containment efforts of our customers, and the terms of certain contracts we are party to, if commodity or component prices rise we may be unable to pass along cost increases through higher prices. If we are unable to fully recover higher commodity or component costs through price increases or offset these increases through cost reductions, or if there is a time delay between the increase in costs and our ability to recover or offset these costs, we could experience lower margins and profitability and our financial statements could be adversely affected.

Our growth could suffer if the markets into which we sell our products and services decline, do not grow as anticipated, or experience cyclicality.

Our growth depends in part on the growth of the markets which we serve, and visibility into our markets is limited (particularly for markets into which we sell through distribution). Our quarterly sales and profits depend substantially on the volume and timing of orders received during the fiscal quarter, which are difficult to forecast. Any decline or lower than expected growth in our served markets could diminish demand for our products and services, which could adversely affect our financial statements. Certain of our businesses operate in industries that may experience periodic, cyclical downturns. In addition, in certain of our businesses, demand depends on customers' capital spending budgets, and product and economic cycles can affect the spending decisions of these entities. Demand for our products and services is also sensitive to changes in customer order patterns, which may be affected by announced price changes, changes in incentive programs, new product introductions, and customer inventory levels. Any of these factors could adversely affect our growth and results of operations in any given period.

We face intense competition and if we are unable to compete effectively, we may experience decreased demand and decreased market share. Even if we compete effectively, we may be required to reduce prices for our products and services.

Many of our businesses operate in industries that are intensely competitive and have been subject to consolidation. Because of the range of the products and services we sell and the variety of markets we serve, we encounter a wide variety of competitors; please see the section entitled "Business-Competition" for additional details. In order to compete effectively, we must retain longstanding relationships with major customers and continue to grow our business by establishing relationships with new customers, continually developing new or enhanced products and services to maintain and expand our brand recognition and leadership position in various product and service categories, and penetrating new markets, including high-growth markets. Our failure to compete effectively and/or pricing pressures resulting from competition may adversely impact our financial statements, and our expansion into new markets may result in greater-than-expected risks, liabilities and expenses.

Our growth depends in part on the timely development and commercialization and customer acceptance of new and enhanced products and services based on technological innovation.

We generally sell our products and services in industries that are characterized by rapid technological changes, frequent new product introductions and changing industry standards. If we do not develop innovative new and enhanced products and services on a timely basis, our offerings will become obsolete over time and our competitive position and financial statements will suffer. Our success will depend on several factors, including our ability to:

- accurately identify customer needs and preferences and predict future needs and preferences;

- allocate our research and development funding to products and services with higher growth prospects;

- anticipate and respond to our competitors' development of new products and services and technological innovations;

- differentiate our offerings from our competitors' offerings and avoid commoditization;

- innovate and develop new technologies and applications, and acquire or obtain rights to third-party technologies that may have valuable applications in our served markets;

- obtain adequate intellectual property rights with respect to key technologies before our competitors do;

- successfully commercialize new technologies in a timely manner, price them competitively, and cost-effectively manufacture and deliver sufficient volumes of new products of appropriate quality on time; and

- stimulate customer demand for and convince customers to adopt new technologies.

In addition, if we fail to accurately predict future customer needs and preferences or fail to produce viable technologies, we may invest heavily in research and development of products and services that do not lead to significant revenue, which would adversely affect our profitability. Even if we successfully innovate and develop new and enhanced products and services, we may incur substantial costs in doing so, and our profitability may suffer.

If we are unable to recruit and retain key employees, our business may be harmed.

Much of our future success and our ability to realize the benefit of our acquisitions and execute our portfolio strategy depends on our ability to attract and retain key employees, including our senior management. In particular, the markets for highly skilled employees and leaders in the technology and healthcare industries remain competitive. Our brand, our culture, our ability to provide competitive compensation, our locations of operations, and our reputation are important to our ability to recruit and retain key employees in these competitive markets. If we are not competitive or successful in our recruiting efforts, if we cannot attract or retain key employees, or if we do not adequately ensure effective succession planning or transfer of knowledge for our key employees, our ability to deliver and execute on our operational, development, or portfolio strategies would be adversely affected.

Significant disruptions in, or breaches in security of, our information technology systems have adversely affected, and in the future could adversely affect, our business.

We rely on information technology systems, some of which are managed by third parties and some of which are managed on a decentralized, independent basis by our operating companies, to process, transmit, and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers, and other business partners), and to manage or support a variety of critical business processes and activities. These systems may be damaged, disrupted, accessed, or shut down due to attacks by computer hackers, nation states, cyber-criminals, computer viruses, error or malfeasance by employee or former employees, power outages, hardware failures, telecommunication or utility failures, catastrophes, or other similar events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. In addition, security breaches of our systems or lack of sufficient control in our systems (or the systems of our customers, suppliers or other business partners) could result in the misappropriation, change, destruction, exfiltration or unauthorized disclosure of confidential information or personal data belonging to us or to our employees, partners, customers, or suppliers. Like many multinational corporations, our information technology systems have been subject to computer viruses, malicious codes, and other cyber-attacks that have resulted in disruption of our operations, unauthorized access to confidential information and increased the cost of operations through containment, investigation and remediation efforts, including cybersecurity incidents in the fourth quarter of 2023. Furthermore, we expect to be subject to similar incidents in the future as such attacks become more sophisticated and frequent, any of which may have a material adverse impact on our business continuity, operations or financial results. Increasing use of artificial intelligence may increase these risks. Any of the attacks, breaches, or other disruptions or damage described above, as well as corresponding remediation efforts, can disrupt our operations, delay production and shipments, result in theft of our and our customers' intellectual property and trade secrets, damage customer and business partner relationships and our reputation, or result in defective products or services, legal claims and proceedings, liability and penalties under privacy laws, and increased costs for security and remediation, each of which could adversely affect our business and financial statements.

We may use artificial intelligence in our business and in our products, and challenges with properly managing its use could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We may incorporate artificial intelligence ("AI") solutions into our products, services and features, and we may leverage AI, including generative AI, in our product development, our operations, and our software programming. Our competitors or other third parties may incorporate AI into their products or operational processes more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

In addition, there are significant risks involved in developing and deploying AI and there can be no assurance that the usage of AI will enhance our products or services or be beneficial to our business, including our efficiency or profitability. For example, our AI-related efforts, particularly those related to generative AI, subject us to risks related to accuracy, intellectual property infringement or misappropriation, data privacy, and cybersecurity, among others. It is also uncertain how various laws related to online services, intermediary liability, and other issues will apply to content generated by AI. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including the regulation of AI by government or other regulatory agencies, will require significant resources to develop, test and maintain our platforms, offerings, services, and features to implement AI ethically and minimize any unintended harmful impacts.

Defects and unanticipated use or inadequate disclosure with respect to our products (including software) or services could adversely affect our business, reputation, and financial statements.

Manufacturing or design defects impacting safety, cybersecurity, or quality issues (or the perception of such issues) for our products and services can lead to personal injury, death, property damage, data loss, or other damages. These events could lead to recalls or safety or other public alerts, result in product or service downtime or the temporary or permanent removal of a product or service from the market and result in product liability or similar claims being brought against us. Recalls, downtime, removals, and product liability and similar claims (regardless of their validity or ultimate outcome) can result in significant costs, as well as negative publicity and damage to our reputation that could reduce demand for our products and services.

Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns, or inventory levels of, key distributors and other channel partners could adversely affect our financial statements.

Certain of our businesses sell a significant amount of their products to key distributors and other channel partners that have valuable relationships with customers and end-users. Some of these distributors and other partners also sell our competitors' products or compete with us directly, and if they favor competing products for any reason they may fail to market our products effectively. Adverse changes in our relationships with these distributors and other partners, or adverse developments in their financial condition, performance, or purchasing patterns, could adversely affect our financial statements. The levels of inventory maintained by our distributors and other channel partners, and changes in those levels, can also significantly impact our results of operations in any given period. In addition, the consolidation of distributors and customers in certain of the industries in which we operate could adversely impact our profitability.

Our restructuring activities could have long-term adverse effects on our business.

We have implemented, and may continue to implement significant restructuring activities across our businesses to adjust our cost structure. These significant restructuring activities as well as our regular ongoing cost reduction activities (including in connection with the integration of acquired businesses) reduce our available talent, assets, and other resources and could slow improvements in our products and services, adversely affect our ability to respond to customers and limit our ability to increase production quickly if demand for our products increases. In addition, delays in implementing planned restructuring activities or other productivity improvements, unexpected costs, or failure to meet targeted improvements may diminish the operational or financial benefits we realize from such actions. Any of the circumstances described above could adversely impact our business and financial statements.

Work stoppages, works council campaigns, and other labor disputes could adversely impact our productivity and results of operations.

We have various non-U.S. collective labor arrangements. We are subject to potential work stoppages, works council campaigns, and other labor disputes, any of which could adversely impact our productivity, results of operations, and reputation.

If we suffer loss to our facilities, supply chains, distribution systems, or information technology systems due to catastrophe or other events, our operations could be seriously harmed.

Our facilities, supply chains, distribution systems, and information technology systems are subject to catastrophic loss due to fire, flood, earthquake, hurricane, public health crisis, war, terrorism, or other natural or man-made disasters, including those caused by climate change and other climate-related causes. If any of these facilities, supply chains, or systems were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation, and result in legal exposure and large repair or replacement expenses. The third-party insurance coverage that we maintain will vary from time to time in both type and amount depending on cost, availability, and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against losses.

If we do not or cannot adequately protect our intellectual property, or if third parties infringe our intellectual property rights, we may suffer competitive injury or expend significant resources enforcing our rights.

We own numerous patents, trademarks, copyrights, trade secrets, and other intellectual property and licenses to intellectual property owned by others, which in aggregate are important to our business. The intellectual property rights that we obtain, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage, and patents may not be issued for pending or future patent applications owned by or licensed to us. In addition, the steps that we and our licensors have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented, designed-around, or becoming subject to compulsory licensing, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, and the cost of enforcing our intellectual property rights could adversely impact our competitive position and financial statements.

Third parties may claim that we are infringing or misappropriating their intellectual property rights and we could suffer significant litigation expenses, losses, or licensing expenses or be prevented from selling products or services.

From time to time, we receive notices from third parties alleging intellectual property infringement or misappropriation. Any dispute or litigation regarding intellectual property could be costly and time-consuming due to the complexity of many of our technologies and the uncertainty of intellectual property litigation. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims of infringement or misappropriation, we could lose our rights to critical technology, be unable to license critical technology or sell critical products and services, be required to pay substantial damages or license fees with respect to the infringed rights, or be required to redesign our products at substantial cost, any of which could adversely impact our competitive position and financial statements. Even if we successfully defend against claims of infringement or misappropriation, we may incur significant costs and diversion of management attention and resources, which could adversely affect our financial statements.

We are subject to a variety of litigation and other legal and regulatory proceedings in the course of our business that could adversely affect our financial statements.

We are subject to a variety of litigation and other legal and regulatory proceedings incidental to our business (or the business operations of previously owned entities), including claims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, disputes with our supplier or vendors, competition and sales and trading practices, environmental matters, personal injury, insurance coverage, and acquisition or divestiture-related matters, as well as regulatory investigations or enforcement. We may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties, or indemnities provided in connection with, divested businesses. These lawsuits may include claims for compensatory damages, punitive and consequential damages, and/or injunctive relief. The defense of these lawsuits may divert our management's attention, we may incur significant expenses in defending these lawsuits, we may experience disruption in supply or sales, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our operations and financial statements. Moreover, any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against such losses. In addition, developments in proceedings in any given period may require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets that we were previously unable to estimate, or pay cash settlements or judgments. Any of these developments could adversely affect our financial statements in any particular period. We cannot assure you that our liabilities in connection with litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and reputation.

Risk Related to our International Operations

International economic, political, legal, compliance, and business factors could negatively affect our financial statements.

In 2023, approximately 46% of our sales were derived from customers outside the United States. Our principal markets outside the United States are in Europe and Asia. In addition, many of our manufacturing operations, suppliers, and employees are located outside the United States. Since our growth strategy depends in part on our ability to further penetrate markets outside the United States and increase the localization of our products and services, we expect to continue to increase our sales and presence outside the United States, particularly in high-growth markets, such as Eastern Europe, the Middle East, Africa, Latin America, and Asia. Our international business, including our business in high-growth markets outside the United States, is subject to risks that are customarily encountered in non-U.S. operations, as well as increased risks due to significant uncertainties related to political and economic changes, including:

- interruption in the transportation of materials to us and finished goods to our customers;
- impact of geopolitical conflict, including the Russian invasion of Ukraine and the Israel-Hamas war;
- differences in terms of sale, including payment terms;
- local product preferences and product requirements;
- changes in a country's or region's political or economic conditions, including changes in relationship with the United States, particularly with respect to China;
- trade protection measures, sanctions, increased trade barriers, imposition of significant tariffs on imports or exports, embargoes, and import or export restrictions and requirements;
- new conditions to, and possible restrictions of, existing free trade agreements;
- epidemics, such as the coronavirus outbreak, that adversely impact travel, production, or demand;
- unexpected changes in laws or regulatory requirements, including negative changes in tax laws in the U.S. and in the countries in which we manufacture or sell our products;
- limitations on ownership and on repatriation of earnings and cash;
- the potential for nationalization of enterprises;
- limitations on legal rights and our ability to enforce such rights;
- difficulty in staffing and managing widespread operations;
- differing labor regulations;
- difficulties in implementing restructuring actions on a timely or comprehensive basis; and
- differing protection of intellectual property.

Any of these risks could negatively affect our financial statements and growth.

Trade relations between China and the United States could have a material adverse effect on our business and financial statements.

We have experienced growth in various end markets in China. During 2023, sales in China accounted for approximately 11% of our total sales for the year. In addition, we have numerous facilities in China, many of which serve multiple Fortive operating companies in manufacturing, distribution, product design, and selling, general and administrative functions.

There continues to be significant uncertainty about the future relationship between the United States and China, including with respect to trade policies, treaties, government regulations, and tariffs. In particular, there continues to be uncertainty about U.S. foreign trade policy with respect to China, including any changes to the trade policies that may be adopted by the Biden administration. Any increased trade barriers or restrictions on global trade, especially trade with China, could adversely impact our business and financial statements.

Foreign currency exchange rates may adversely affect our financial statements.

Sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect our financial statements. Overall strengthening of the U.S. dollar during most of fiscal year 2023 has increased the effective price of our products sold in U.S. dollars into other countries, which may require us to lower our prices or adversely affect sales to the extent we do not increase local currency prices. Decreased strength of the U.S. dollar could adversely affect the cost of materials, products and services we purchase overseas. Sales and expenses of our non-U.S.

businesses are also translated into U.S. dollars for reporting purposes and the strengthening or weakening of the U.S. dollar could result in unfavorable translation effects. In addition, certain of our businesses transact in a currency other than the business' functional currency, and movements in the transaction currency relative to the functional currency could also result in unfavorable exchange rate effects. We also face exchange rate risk from our investments in subsidiaries owned and operated in foreign countries and borrowings denominated in foreign currencies.

Risk Related to Our Acquisitions, Investments, and Dispositions

Any inability to consummate acquisitions at our anticipated rate and at appropriate prices could negatively impact our growth rate and stock price.

Our ability to grow revenues, earnings, and cash flow at or above our anticipated rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies. We may not be able to consummate acquisitions at rates anticipated, which could adversely impact our growth rate and our stock price. Acquisitions that align with our portfolio strategy may be difficult to identify and execute for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions.

Our acquisition of businesses, joint ventures, and strategic relationships could negatively impact our financial statements.

As part of our business strategy we acquire businesses and enter other strategic relationships in the ordinary course, some of which may be material; please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") for additional details. These acquisitions and strategic relationships involve a number of financial, accounting, managerial, operational, legal, compliance, and other risks and challenges, including the following, any of which could adversely affect our financial statements:

- any acquired business, technology, service, or product could under-perform relative to our expectations and the price that we paid for it, or not perform in accordance with our anticipated timetable;

- we may incur or assume significant debt in connection with our acquisitions or strategic relationships;

- acquisitions or strategic relationships could cause our financial results to differ from our own or the investment community's expectations in any given period, or over the long-term;

- pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period;

- acquisitions or strategic relationships could create demands on our management, operational resources, and financial and internal control systems that we are unable to effectively address;

- we could experience difficulty in integrating personnel, operations, and financial and other controls and systems and retaining key employees and customers;

- we may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition or strategic relationship;

- we may assume by acquisition or strategic relationship unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies, or exposure to regulatory sanctions resulting from the acquired company's activities and the realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position, or cause us to fail to meet our public financial reporting obligations;

- in connection with acquisitions, we may enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations, and indemnification obligations, which may have unpredictable financial results;

- in connection with acquisitions, we have recorded significant goodwill and other intangible assets on our balance sheet and if we are not able to realize the value of these assets, we may be required to incur charges relating to the impairment of these assets; and

- we may have interests that diverge from those of strategic partners and we may not be able to direct the management and operations of the strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

The indemnification provisions of acquisition agreements by which we have acquired companies may not fully protect us and as a result we may face unexpected liabilities.

Certain of the acquisition agreements by which we have acquired companies require the former owners to indemnify us against certain liabilities related to the operation of the company before we acquired it. In most of these agreements, however, the liability of the former owners is limited and certain former owners may be unable to meet their indemnification responsibilities. We cannot assure you that these indemnification provisions will protect us fully or at all, and as a result we may face unexpected liabilities that adversely affect our financial statements.

Divestitures or other dispositions could negatively impact our business, and contingent liabilities from businesses that we have sold could adversely affect our financial statements.

We continually assess the strategic fit of our existing businesses and may divest or otherwise dispose of businesses that are deemed not to fit with our strategic plan or are not achieving the desired return on investment. For example, in 2018, we split-off most of our automation and specialty platform in a Reverse Morris Trust transaction with Altra Industrial Motion Corp. and, in 2020, we spun-off our former Industrial Technologies segment. These transactions pose risks and challenges that could negatively impact our business. For example, when we decide to sell or otherwise dispose of a business or assets, we may be unable to do so on satisfactory terms within our anticipated timeframe or at all, and even after reaching a definitive agreement to sell or dispose a business the sale is typically subject to satisfaction of pre-closing conditions which may not become satisfied. In addition, divestitures or other dispositions may dilute our earnings per share, have other adverse financial and accounting impacts and distract management, and disputes may arise with buyers. In addition, we have retained responsibility for and/or have agreed to indemnify buyers against some known and unknown contingent liabilities related to a number of businesses we have sold or disposed. The resolution of these contingencies has not had a material effect on our financial statements but we cannot be certain that this favorable pattern will continue.

Potential indemnification liabilities to Vontier pursuant to the separation agreement could materially and adversely affect our businesses, financial condition, results of operations, and cash flows.

We entered into a separation and distribution agreement and related agreements with Vontier to govern the separation and distribution of Vontier and the relationship between the two companies going forward. These agreements provide for specific indemnity and liability obligations of each party and could lead to disputes between us. If we are required to indemnify Vontier under the circumstances set forth in these agreements, we may be subject to substantial liabilities. In addition, with respect to the liabilities for which Vontier has agreed to indemnify us under these agreements, there can be no assurance that the indemnity rights we have against Vontier will be sufficient to protect us against the full amount of the liabilities, or that Vontier will be able to fully satisfy its indemnification obligations. Each of these risks could negatively affect our businesses, financial condition, results of operations, and cash flows.

<u>Risk Related to Regulatory and Compliance Matters</u>

Changes in industry standards and governmental regulations may reduce demand for our products or services or increase our expenses.

We compete in markets in which we and our customers must comply with supranational, federal, state, local, and other jurisdictional regulations, such as regulations governing health and safety, the environment, and electronic communications, and market standardizations. We develop, configure, and market our products and services to meet customer needs created by these regulations and standards. These regulations and standards are complex, change frequently, have tended to become more stringent over time, and may be inconsistent across jurisdictions. Any significant change or delay in implementation in any of these regulations or standards (or in the interpretation, application, or enforcement thereof) could reduce or delay demand for our products and services, increase our costs of producing or delay the introduction of new or modified products and services, or could restrict our existing activities, products, and services. In addition, in certain of our markets our growth depends in part upon the introduction of new regulations or implementation of industry standards on the timeline we expect. In these markets, the delay or failure of governmental and other entities to adopt or enforce new regulations or industry standards, or the adoption of new regulations or industry standards which our products and services are not positioned to address, could adversely affect demand. In addition, regulatory deadlines or industry standard implementation timelines may result in substantially different levels of demand for our products and services from period to period.

Our reputation, ability to do business, and financial statements may be impaired by improper conduct by any of our employees, agents, or business partners.

We cannot provide assurance that our internal controls and compliance systems will always protect us from acts committed by employees, agents, or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks, and false claims, sales and marketing practices, conflicts of interest, competition, export and import compliance, money laundering, and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in many parts of the world that have experienced governmental corruption to some degree. Any such improper actions or allegations of such acts could damage our reputation and subject us to civil or criminal investigations in the United States and in other jurisdictions and related shareholder lawsuits, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause us to incur significant legal and investigatory fees. In addition, though we rely on our suppliers to adhere to our supplier standards of conduct, material violations of such standards of conduct could occur that could have a material effect on our financial statements.

Our operations, products, and services expose us to the risk of environmental, health, and safety liabilities, costs, and violations that could adversely affect our reputation and financial statements.

Our operations, products and services are subject to environmental laws and regulations, which impose limitations on the discharge of pollutants into the environment and establish standards for the use, generation, treatment, storage, and disposal of hazardous and non-hazardous wastes. We must also comply with various health and safety regulations in the United States and abroad in connection with our operations. In addition, some of our operations require the controlled use of hazardous or energetic materials in the development, manufacturing, or servicing of our products. We cannot assure you that our environmental, health, and safety compliance program has been or will at all times be effective. Failure to comply with any of these laws could result in civil and criminal, monetary and non-monetary penalties and damage to our reputation. In addition, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws will not exceed our estimates or adversely affect our financial statements. Moreover, any accident that results in significant personal injury or property damage, whether occurring during development, manufacturing, servicing, use, or storage of our products, may result in significant production interruption, delays, or claims for substantial damages caused by personal injuries or property damage, harm to our reputation, and reduction in morale among our employees, any of which may adversely and materially affect our results of operations.

In addition, we may incur costs related to remedial efforts or alleged environmental damage associated with past or current waste disposal practices or other hazardous materials handling practices. We are also from time to time party to personal injury or other claims brought by private parties alleging injury due to the presence of or exposure to hazardous substances. We may also become subject to additional remedial, compliance or personal injury costs due to future events such as changes in existing laws or regulations, changes in agency direction or enforcement policies, developments in remediation technologies, changes in the conduct of our operations and changes in accounting rules. For additional information regarding these risks, please refer to Note 14 to the consolidated financial statements. We cannot assure you that our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or adversely affect our reputation and financial statements or that we will not be subject to additional claims for personal injury or remediation in the future based on our past, present or future business activities.

Our businesses are subject to extensive regulation; failure to comply with those regulations could adversely affect our financial statements and reputation.

In addition to the environmental, health, safety, anti-corruption, and other regulations noted above, our businesses are subject to extensive regulation by U.S. and non-U.S. governmental and self-regulatory entities at the supranational, federal, state, local, and other jurisdictional levels, including the following:

- we are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners, and other persons and dealings between our employees and subsidiaries. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services, and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory;

- we also have agreements to sell products and services to government entities and are subject to various statutes and regulations that apply to companies doing business with government entities. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing and other terms and conditions that are not applicable to private contracts. Our agreements with government entities may be subject to termination, reduction, or modification at the convenience of the government or in the event of changes in government requirements, reductions in federal spending and other factors, and we may underestimate our costs of performing under the contract. Government contracts that have been awarded to us following a bid process could become the subject of a bid protest by a losing bidder, which could result in loss of the contract. We are also subject to investigation and audit for compliance with the requirements governing government contracts;

- we are also required to comply with increasingly complex and changing data privacy regulations in multiple jurisdictions that regulate the collection, use, protection, and transfer of personal data, including the transfer of personal data between or among countries. In particular, the General Data Protection Regulation became effective in the European Union in May 2018 and the California Consumer Privacy Act became effective in January 2020. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations. An adverse outcome under any such investigation or audit could subject us to fines or other penalties. That or other circumstances related to our collection, use, and transfer of personal data could cause a loss of reputation in the market and/or adversely affect our business and financial position;

- certain of our products are medical devices that are subject to regulation by the U.S. FDA, by other federal and state governmental agencies, by comparable agencies of other countries and regions, and by certain accrediting bodies. To varying degrees, these regulators require us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and post-marketing surveillance of our products. Government authorities may conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law. Failure to obtain required regulatory clearances or approvals before marketing our products (or before implementing modifications to or promoting additional indications or uses of our products), other violations of laws or regulations, failure to remediate inspectional observations to the satisfaction of these regulatory authorities, and real or perceived efficacy or safety concerns or trends of adverse events with respect to our products (even after obtaining clearance for distribution) can lead to warning letters, notices to customers, declining sales, loss of customers, loss of market share, remediation and increased compliance costs, recalls, seizures, fines, expenses, injunctions, civil penalties, criminal penalties, consent decrees, administrative detentions, refusals to permit importations, partial or total shutdown of production facilities or the implementation of operating restrictions, narrowing of permitted uses for a product, refusal of the government to grant clearance, and suspension or withdrawal of approvals. Further, defending against any such actions can be costly and time-consuming and may require significant personnel resources. Therefore, even if we are successful in defending against any such actions brought against us, our business may be impaired;

- we are also subject to the federal False Claims Act (the "FCA"), which imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid, including qui tam or whistleblower suits. There are many potential bases for liability under the FCA. In addition, we could be held liable under the FCA if we are deemed to "cause" the submission of false or fraudulent claims; and

- we are also required to comply with ever changing labor and employment laws and regulations in multiple jurisdictions. These changes could negatively impact our business or financial position.

For example, we recently discovered that Gems Sensors, Inc., an entity that has been merged into Setra Systems, Inc. and now operates as Gems Setra, made certain incorrect representations regarding its status as a small business concern as defined by the Small Business Act for certain contracts that it was awarded by the Defense Logistics Agency ("DLA"). As a result, on January 26, 2024, we voluntarily notified the Department of Defense Office of Inspector General ("OIG") and the DLA of this matter. While we are continuing to investigate, we currently do not expect this matter to have a material adverse effect on our financial condition or results of operations. However, resolution of this matter could subject us to fines or penalties, and we cannot assure you of the timing or outcome of such resolution.

These are not the only regulations that our businesses must comply with. The regulations we are subject to have tended to become more stringent over time and may be inconsistent across jurisdictions. We, our representatives, and the industries in which we operate may at times be under review and/or investigation by regulatory authorities. Failure to comply (or any alleged or perceived failure to comply) with the regulations referenced above or any other regulations could result in civil and criminal, monetary and non-monetary penalties, and any such failure or alleged failure (or becoming subject to a regulatory enforcement investigation) could also damage our reputation, disrupt our business, limit our ability to manufacture, import, export, and sell products and services, result in loss of customers and disbarment from selling to certain federal agencies and cause us to incur significant legal and investigatory fees. Compliance with these and other regulations may also affect our returns on investment, require us to incur significant expenses, or modify our business model or impair our flexibility in modifying product, marketing, pricing, or other strategies for growing our business. Our products and operations are also often subject to the rules of industrial standards bodies such as the International Standards Organization, and failure to comply with these rules could result in withdrawal of certifications needed to sell our products and services and otherwise adversely impact our financial statements.

For additional information regarding these risks, please refer to the section entitled "Business-Regulatory Matters."

Climate change, or legal or regulatory measures to address climate change, may negatively affect us.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations. Physical risk resulting from acute changes (such as hurricane, tornado, wildfire or flooding) or chronic changes (such as droughts, heat waves or sea level changes) in climate patterns can adversely impact our facilities and operations and disrupt our supply chains and distribution systems. Concern over climate change can also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment (such as taxation of, or caps on the use of, carbon-based energy). Any such new or additional legal or regulatory requirements, including extensive disclosure requirements in various jurisdictions, including in the E.U. and domestically, may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial statements. In addition, any failure to adequately address stakeholder expectations with respect to environmental, social and governance matters may result in the loss of business, adverse reputational impacts, diluted market valuations and challenges in attracting and retaining customers and talented employees.

<u>Risk Related to Our Tax and Accounting Matters</u>

Changes in our effective tax rates or exposure to additional income tax liabilities or assessments could affect our profitability. In addition, audits by tax authorities could result in additional tax payments for prior periods.

We are subject to income and transaction taxes in the United States and in multiple foreign jurisdictions. As such, changes to applicable tax laws or policies, including interpretations or retroactive applications thereof, could result in a material change in our tax provision, cash taxes paid, and effective tax rate. Furthermore, certain tax laws are inherently ambiguous requiring subjective interpretation on the application thereof. Our interpretation and the corresponding amount of income taxes we pay is, and may in the future continue to be, subject to audits by U.S. federal, state, and local tax authorities and by non-U.S. tax authorities. If these audits result in payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities and our financial statements could be adversely affected.

Foreign remittance taxes have not been provided for on undistributed earnings of certain of our non-U.S. subsidiaries to the extent such earnings are considered to be indefinitely reinvested in the operations of those subsidiaries. If our intentions regarding reinvestment of such earnings change, or we determine to repatriate earnings from foreign jurisdictions that had previously been considered permanently reinvested under existing accounting standards, then our income tax provision, cash taxes paid, and effective tax rate could increase.

In addition, changes by the U.S. in relation to international tax reform could increase uncertainty and may adversely affect our income tax provision, cash taxes paid, and effective tax rate. Comprehensive tax reform was enacted through the Tax Cuts and Jobs Act of 2017 (the "TCJA") which includes numerous provisions that impact U.S. corporate tax rates, business-related exclusions, deductions, and credits. The taxing authorities continue to issue regulations and guidance, some with retrospective application, to the provisions of the TCJA, and we expect this to continue for the foreseeable future. Any future adjustments resulting from retrospective regulations and guidance issued will be considered a discrete income tax expense or benefit in the period guidance is issued. For example, the TCJA eliminated the deduction of certain domestic and foreign research and development expenditures beginning on January 1, 2022 and requires capitalization and amortization of such expenditures over a specified period; any revision, regulation, or new guidance to this rule may impact our future income tax provision, cash taxes paid, and effective tax rate.

Furthermore, changes in multilateral agreements and the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting project undertaken by the Organisation for Economic Co-operation and Development (the "OECD") and could significantly increase our tax provision, cash taxes paid, and effective tax rate. The OECD has issued significant global tax policy changes that include both expanded reporting as well as technical global tax policy changes and many countries in which we operate have implemented tax law and administrative changes to align with new OECD policies. For example, in October 2021, OECD announced an agreed framework for an expansion of the taxing rights of market countries and to establish a global minimum corporate tax rate. In December 2021, OECD published detailed model rules for a global minimum corporate tax rate of fifteen percent which will require multilateral agreement(s) and/or country-specific legislative action to be effective. A global minimum corporate tax rate and any other implemented changes could significantly increase tax uncertainty due to differing interpretations and increased audit scrutiny.

We could incur significant liability if any of our separation from Danaher, our separation of our Automation and Specialty business or our separation of Vontier (collectively, the "Separation Transactions") is determined to be a taxable transaction.

We have received an opinion from outside tax counsel to the effect that each of the Separation Transactions qualifies as a transaction that is described in Sections 355(a) and 368(a)(1)(D) of the Internal Revenue Code. The opinion relies on certain facts, assumptions, representations, and undertakings from the applicable parties regarding the past and future conduct of the companies' respective businesses and other matters. If any of these facts, assumptions, representations, or undertakings are incorrect or not satisfied, our stockholders and we may not be able to rely on the applicable opinion of tax counsel and could be subject to significant tax liabilities. Notwithstanding the opinion of tax counsel we have received, the IRS could determine on audit that any of the Separation Transactions is taxable if it determines that any of the corresponding facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in any of the applicable opinions. If any of the Separation Transactions is determined to be taxable for U.S. federal income tax purposes, we, as well as our stockholders that are subject to U.S. federal income tax, would incur significant U.S. federal income tax liabilities.

Changes in U.S. GAAP could adversely affect our reported financial results and may require significant changes to our internal accounting systems and processes.

We prepare our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP"). These principles are subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC, and various bodies formed to interpret and create appropriate accounting principles and guidance. Any new or amended standards may result in different accounting principles, which may significantly impact our reported results or could result in volatility of our financial results.

We may be required to recognize impairment charges for our goodwill and other intangible assets.

As of December 31, 2023, the net carrying value of our goodwill and other intangible assets totaled approximately $12.3 billion. In accordance with GAAP, we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of our assets, changes in the structure of our business, divestitures, market capitalization declines, or increases in associated discount rates may impair our goodwill and other intangible assets. Any charges relating to such impairments would adversely affect our results of operations in the periods recognized. Refer to Note 2 and Note 6 to the consolidated financial statements for a description of our policies relating to goodwill and acquired intangibles.

Risk Related to Our Financing Activities

We have incurred a significant amount of debt, and our debt will increase further if we incur additional debt and do not retire existing debt.

As of December 31, 2023, we had approximately $3.7 billion of long-term debt, including the current portion of long-term debt, on a consolidated basis. We may also obtain additional long-term debt and lines of credit to meet future financing needs. Our debt level and related debt service obligations could have negative consequences, including:

- requiring us to dedicate significant cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds we have available for other purposes, such as acquisitions;

- making it more difficult for us to satisfy our obligations with respect to our debt;

- placing us at a competitive disadvantage compared to our competitors that are not as highly leveraged;

- limiting our ability to borrow additional funds;

- reducing our flexibility in planning for or reacting to changes in our business and market conditions;

- exposing us to interest rate risk since a portion of our debt obligations are at variable rates; and

- resulting in an event of default if we fail to satisfy our obligations under our debt or fail to comply with the financial or restrictive covenants contained in our debt instruments, which event of default could result in all of our debt becoming immediately due and payable and could permit certain of our lenders to foreclose on our assets securing such debt.

Our ability to satisfy our obligations depends on our future operating performance and on economic, financial, competitive, and other factors beyond our control. Our business may not generate sufficient cash flow to meet these obligations. If we are unable to service our debt or obtain additional financing, we may be forced to delay strategic acquisitions, capital expenditures, or research and development expenditures. We may not be able to obtain additional financing on terms acceptable to us or at all.

Additionally, the agreements governing our debt require that we maintain certain financial ratios, and contain affirmative and negative covenants that restrict our activities by, among other limitations, limiting our ability to incur additional indebtedness, make investments, create liens, sell assets, and enter into transactions with affiliates. The covenants in our credit agreement include a debt-to-EBITDA ratio. Please refer to Note 10 to the consolidated financial statements for additional details.

Our ability to comply with these restrictions and covenants may be affected by events beyond our control. Our failure to comply with any of these restrictions or covenants may result in an event of default under the applicable debt instrument, which could permit acceleration of the debt under that instrument and require us to prepay that debt before its scheduled due date. Also, an acceleration of the debt under one of our debt instruments would trigger an event of default under other of our debt instruments.

Risk Related to Shareholder Rights

Certain provisions in our amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation ("Restated Certificate of Incorporation") and amended and restated bylaws ("Amended and Restated Bylaws") contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the Board of Directors (the "Board") rather than to attempt an unsolicited takeover not approved by the Board. These provisions include, among others:

- the inability of our shareholders to act by written consent;
- rules regarding how shareholders may present proposals or nominate directors for election at shareholder meetings;
- the right of the Board to issue preferred stock without shareholder approval; and
- the ability of our directors, and not shareholders, to fill vacancies (including those resulting from an enlargement of the Board) on the Board.

In addition, because we have not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the "DGCL"), this provision could also delay or prevent a change of control that our shareholders may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with a person that acquires, more than 15% of the outstanding voting stock of a Delaware corporation (an "interested stockholder") shall not engage in any business combination with that corporation, including by merger, consolidation, or acquisitions of additional shares, for a three-year period following the date on which the person became an interested stockholder, unless (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

We believe these provisions will protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the Board and by providing the Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that the Board determines is not in the best interests of our company and our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated certificate of incorporation designates the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders, which could discourage lawsuits against us and our directors and officers.

Our amended and restated certificate of incorporation provides that unless the Board otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of our company, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to our company or our shareholders, any action asserting a claim against our company or any of our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or bylaws, or any action asserting a claim against our company or any of our directors or officers governed by the internal affairs doctrine. This exclusive forum provision may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with our company or our directors or officers, which may discourage such lawsuits against our company and our directors and officers. This exclusive forum provision would not apply to claims brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our process for assessing, identifying, and managing material risks associated with cybersecurity threats, including risks related to disruptions to our operations, compromise of our intellectual property rights, data privacy, litigation and other legal liability and reputational impacts, is an important component of our overall enterprise risk management process. As part of this process, both corporate and operating company leaders collaborate with subject matter experts to identify and assess cybersecurity threats and implement relevant countermeasures.

In addition to this component of our overall risk management process, we have separate cybersecurity-specific risk assessment and management processes that are managed centrally and executed at both the corporate and operating company levels. These processes, including corresponding controls, are designed to help us protect against, detect, and respond to cybersecurity threats, and to manage business continuity, the availability of critical systems, product security, disclosure controls and procedures, escalation, and regulatory compliance in the event of any cybersecurity disruption.

As part of our cybersecurity controls and processes:

- we have designed our cybersecurity program based on the National Institute of Security and Technology ("NIST") framework, Generally Accepted Privacy Program ("GAPP") guiding principles, and ISO 27001/2 standards;

- our cybersecurity team, led by our Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO") coordinates with our privacy and information governance team within our legal department to help ensure compliance with applicable regulatory and reporting requirements;

- the CIO and CISO undertake an annual review of the cybersecurity strategy and initiatives for Fortive and each of the operating companies, with monthly reviews of performance relative to strategic initiatives with the Chief Executive Officer ("CEO") and the other executive officers;

- the CIO and CISO participate in product design efforts with operating company leaders to enhance our product security;

- through the compliance training program, we conduct mandatory cybersecurity management, data privacy and incident training for all employees;

- we conduct regular phishing email simulations for all employees and all contractors with access to corporate email systems to enhance awareness and responsiveness to possible threats;

- through policy, practice and contract provisions, we require employees, as well as third-party vendors who process data, to treat customer and other personal information and data with care and in compliance with regulations;

- we run tabletop exercises conducted by leading third-party cybersecurity experts, with involvement by the broader IT team, legal team, communications team, executive management team, and the Board, to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;

- we conduct regular network and endpoint monitoring, vulnerability assessments, and penetration testing designed to improve our information systems;

- we review and update, and provide training, on cybersecurity incident response plans, business continuity plans, and cyber incident escalation plans, including the involvement of our Disclosure Committee (which includes our CISO as a regular member);

- as part of that cyber incident escalation plan, our Disclosure Committee reviews cybersecurity incidents to assess materiality and consider disclosure requirements;

- the CISO meets with the information security teams at the operating companies on a monthly basis, or as needed, to review escalated items, compliance with incident response plans, and performance against strategic targets;

- the CIO and the CISO meet with the CEOs of our operating segments and the presidents of our operating companies to discuss IT strategies, updates, and initiatives, including those related to cybersecurity;

- the CIO and the CISO meet with the Audit Committee on a quarterly basis and the full Board on an annual basis to provide updates on the cybersecurity program, including controls and processes, strategies, achievements, risks, and recent incidents;

- the CIO and the CISO also meet with the full Board on an annual basis as part of the overall enterprise risk management review; and

- the CISO, as a member of the Disclosure Committee, meets with other members of the Disclosure Committee to discuss materiality and disclosure with respect to cybersecurity matters.

As part of the above processes, we regularly engage with assessors, consultants, auditors, and other third parties, including by regularly having independent cybersecurity experts conduct tabletop exercises, conduct penetration tests, and review our cybersecurity program to help identify areas for continued focus, improvement and compliance.

In addition, our processes also address cybersecurity threat risks associated with our use of third-party software and service providers, including those in our supply chain or who have access to our customer and employee data or our systems. Third-party risks are included within our broader overall risk assessment process, as well as our cybersecurity-specific risk identification program, both of which are discussed above. In addition, cybersecurity considerations affect the selection and oversight of our third-party service providers. We perform diligence on critical third parties that have access to our systems, data or facilities that house such systems or data, and continually monitor cybersecurity threat risks identified through such diligence. Additionally, we generally require those third parties to agree by contract to manage their cybersecurity risks in specified ways to be subject to cybersecurity audits, which we may conduct as appropriate.

To date, we believe that the risks from identified cybersecurity threats, including as a result of previous cybersecurity incidents, have not materially affected and are not reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Refer to the discussions under the headings "Significant disruptions in, or breaches in security of, our information technology systems have adversely affected, and in the future could adversely affect, our business" included as part of our risk factor disclosures at Item 1A of this Annual Report on Form 10-K, and "Overview-Other Matters" included as part of our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") at Item 7 of this Annual Report on Form 10-K, which disclosures are incorporated by reference herein.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our Board and management.

Our Audit Committee is responsible for the oversight of risks from cybersecurity threats and provides regular reports to the entire Board. In addition, at least annually, the entire Board receives an overview from management of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, results from third-party assessments, progress towards predetermined risk-mitigation-related goals, our incident response plan, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, the Board generally receives materials indicating current and emerging material cybersecurity threat risks and describing the company's ability to mitigate those risks, and discusses such matters with our CIO and CISO. Material cybersecurity threat risks are also considered during separate Board meeting discussions of overall key enterprise risks, operational budgeting, crisis management planning, and other relevant matters.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our CIO and our CISO. Our CIO and our CISO have over 30 years and 25 years, respectively, of prior work experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs and implementing business continuity planning and incident response plans. Our CIO and CISO each hold several degrees and certifications relevant to their roles. Our CIO and our CISO are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, oversight of the entire IT function, including at Fortive Corporation and the IT leaders at our operating companies.

Our CIO and our CISO report to the Audit Committee and to the full Board about cybersecurity threat risks and other cybersecurity related matters. In addition, under our escalation policy, following the detection of a potentially significant cybersecurity incident, our CISO and our General Counsel escalate to the Executive Officers, core members of the Disclosure Committee, Chair of the Audit Committee and the Chair of the Board initially, and then to the entire Board, as appropriate.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Everett, Washington in a facility that we own. As of December 31, 2023, our facilities included approximately 60 significant facilities, which are used for manufacturing, distribution, warehousing, research and development, general administrative, and/or sales functions. Approximately 35 of these facilities are located in the United States in 20 states and approximately 25 are located outside the United States in over 10 countries, including Canada and countries in Asia Pacific, Europe, and Latin America. Particularly outside the United States, facilities may serve more than one business segment and may be used for multiple purposes, such as administration, sales, manufacturing, warehousing, and/or distribution. The approximate number of significant facilities by business segment is: Intelligent Operating Solutions 25, Precision Technologies 25, and Advanced Healthcare Solutions 10.

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. We believe our properties and equipment have been well-maintained. Please refer to Note 9 to the consolidated financial statements for additional information with respect to our lease commitments.

ITEM 3. LEGAL PROCEEDINGS

We are, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to our business. Based upon our experience, current information, and applicable law, we do not believe that these proceedings and claims will have a material effect on our financial position, results of operations or cash flows. Please refer to Note 14 to the consolidated financial statements for information regarding legal proceedings and contingencies, and for a discussion of risks related to legal proceedings and contingencies, refer to "Item 1A. Risk Factors."

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Set forth below are the names, ages, positions, and experience of our executive officers as of February 27, 2024. All of our executive officers hold office at the pleasure of our Board.

Name	Age	Position	Officer Since
James A. Lico	58	President and Chief Executive Officer	2016
Charles E. McLaughlin	62	Senior Vice President – Chief Financial Officer	2016
Tamara S. Newcombe	58	President and CEO of Precision Technologies and Advanced Healthcare Solutions	2022
Jonathan L. Schwarz	52	Senior Vice President – Corporate Development	2016
Edward R. Simmons	50	Senior Vice President – Strategy	2021
Olumide Soroye	51	President and CEO of Intelligent Operating Solutions	2021
Peter C. Underwood	54	Senior Vice President – General Counsel	2016
Stacey A. Walker	53	Senior Vice President – Human Resources	2016

James A. Lico has served as Chief Executive Officer and President, as well as a member of the Board since July 2016. Prior to July 2016, Mr. Lico served in leadership positions in a variety of different functions and businesses at Danaher after joining Danaher in 1996, including as Executive Vice President from 2005 to 2016.

Charles E. McLaughlin has served as Senior Vice President, Chief Financial Officer since July 2016. Prior to July 2016, Mr. McLaughlin served as Senior Vice President-Diagnostics Group CFO for Danaher's Diagnostics business from May 2012 to July 2016, and as Senior Vice President-Chief Financial Officer of Danaher's Beckman Coulter business from July 2011 to July 2016.

Tamara S. Newcombe has served as President and CEO of Precision Technologies since January 2022 and President and CEO and Advanced Healthcare Solutions since June 2023. Prior to January 2022, Ms. Newcombe was Group President from May

2021 to December 2021, President of Tektronix from April 2019 to December 2021, and Commercial President of Tektronix from February 2017 to April 2019. Prior to joining Tektronix, Ms. Newcombe was Vice President of Sales at Cisco Systems, Inc. from November 2009 to February 2017.

Jonathan L. Schwarz has served as Senior Vice President, Corporate Development since February 2021 and as Vice President, Strategy and Corporate Development from April 2019 to February 2021 and as Vice President, Corporate Development from July 2016 to April 2019. Prior to July 2016, Mr. Schwarz served as Vice President-Corporate Development of Danaher from 2010 to July 2016.

Edward R. Simmons has served as Senior Vice President, Strategy of Fortive since February 2021. From June 2018 to December 2020, Mr. Simmons was the President of Vista Consulting Group for Vista Equity Partners, a leading private investment firm focused on software, data, and technology-enabled businesses. In addition, from September 1999 through May 2018, Mr. Simmons served as a Partner of Bain & Company where he served as a Director in its Private Equity Practice and led its Technology, Media, and Telecommunications practice.

Olumide Soroye has served as President and CEO of Intelligent Operating Solutions since August 2021. Prior to joining Fortive, Mr. Soroye was the Managing Director of the Property Intelligence and Risk Management segment of CoreLogic from September 2013 to August 2021.

Peter C. Underwood has served as Senior Vice President, General Counsel of Fortive since May 2016. Prior to joining Fortive, Mr. Underwood served as Vice President, General Counsel and Secretary of Regal Beloit Corporation, a manufacturer of electric motors, from 2010 through May 2016.

Stacey A. Walker has served as a Senior Vice President, Human Resources of Fortive since July 2016. Prior to July 2016, Ms. Walker served as Vice President-Talent Management of Danaher from January 2014 to July 2016 after serving as Vice President-Talent Planning from December 2012 to December 2013 and as Vice President-Human Resources for Danaher's Chemtreat business from 2008 to November 2012.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been traded on the New York Stock Exchange under the symbol FTV since July 2, 2016. As of February 22, 2024, there were approximately 1700 holders of record of our common stock.

We have historically paid a quarterly dividend on our common stock. In November 2023, our Board of Directors increased the quarterly dividend paid December 29, 2023 to $0.08 per share from $0.07 per share, an increase of 14%. Any future declaration and payments of dividends, including any change in the amount of quarterly dividend, on our common stock will be determined by our Board of Directors and will depend on our business conditions, financial results and other factors our Board deems relevant.

Issuer Purchases of Equity Securities

On February 17, 2022, the Company's Board of Directors approved a share repurchase program authorizing the Company to repurchase up to 20 million shares of the Company's outstanding common stock from time to time on the open market or in privately negotiated transactions. There is no expiration date for the repurchase program, and the timing and amount of repurchases under the program are determined by the Company's management based on market conditions and other factors. The repurchase program may be suspended or discontinued at any time by the Board of Directors.

During the fiscal year ended December 31, 2023, the Company purchased 4 million shares of its common stock at an average share price of $68.20, including 1 million shares at an average share price of $64.99 during the fourth quarter of 2023, leaving 9 million shares authorized for repurchase under the share repurchase program as of December 31, 2023.

On January 23, 2024, the Company's Board of Directors increased the number of shares authorized under the share repurchase program by an additional 11 million shares.

The following table provides details about our share repurchases during the fiscal quarter ended December 31, 2023.

Period	Total number of shares (or units) purchased	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
Oct 1 - Oct 31	250,000	$ 65.04	250,000	9,750,000
Nov 1 - Nov 30	750,000	64.97	750,000	9,000,000
Dec 1 - Dec 31	—	—	N/A	N/A
Total	1,000,000	$ 64.99	1,000,000	9,000,000 *

*Does not reflect the 11 million additional shares the Company's Board of Directors authorized under the share repurchase program on January 23, 2024.

Recent Issuances of Unregistered Securities

None.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Fortive's financial condition and results of operations for the fiscal years ended December 31, 2023 and December 31, 2022 should be read in conjunction with our audited consolidated financial statements and accompanying notes included in Part II, Item 8 of this Form 10-K. This Item generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 are not included, and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") in Part II, Item 7 of the Company's Annual Report on Form 10-K filed for the fiscal year ended December 31, 2022 with the Securities and Exchange Commission on February 28, 2023.

Fortive is a provider of essential technologies for connected workflow solutions across a range of attractive end-markets. Our strategic segments - Intelligent Operating Solutions, Precision Technologies, and Advanced Healthcare Solutions - include well-known brands with leading positions in their markets. Our businesses design, develop, manufacture, and service professional and engineered products, software, and services, building upon leading brand names, innovative technologies, and significant market positions. We are headquartered in Everett, Washington and have a workforce of more than 18,000 research and development, manufacturing, sales, distribution, service, and administrative professionals in more than 50 countries around the world.

This MD&A is designed to provide a reader of our financial statements with a narrative from the perspective of management. Our MD&A is divided into seven sections:

- Basis of Presentation

- Overview

- Results of Operations

- Financial Instruments and Risk Management

- Liquidity and Capital Resources

- Critical Accounting Estimates

- New Accounting Standards

OVERVIEW

General

Fortive is a multinational business with global operations with approximately 46% of our sales derived from customers outside the United States in 2023. As a company with global operations, our businesses are affected by worldwide, regional, and industry-specific economic and political factors. Our geographic and industry diversity, as well as the range of products, software, and services we offer, typically help limit the impact of any one industry or the economy of any single country (except for the United States) on our operating results. Given the broad range of products manufactured, software and services provided, and geographies served, we do not use any indices other than general economic trends to predict the overall outlook for the Company. Our individual businesses monitor key competitors and customers, including their sales, to the extent possible, to gauge relative performance and the outlook for the future.

As a result of our geographic and industry diversity, we face a variety of opportunities and challenges, including technological development in most of the markets we serve, the expansion and evolution of opportunities in high-growth markets, trends and costs associated with a global labor force, and consolidation of our competitors. We define high-growth markets as developing markets of the world experiencing extended periods of accelerated growth in gross domestic product and infrastructure which include Eastern Europe, the Middle East, Africa, Latin America, and Asia with the exception of Japan and Australia. We operate in a highly competitive business environment in most markets, and our long-term growth and profitability will depend, in particular, on our ability to expand our business across geographies and market segments, identify, consummate, and integrate appropriate acquisitions, develop innovative and differentiated new products, services, and software, expand and improve the effectiveness of our sales force, continue to reduce costs and improve operating efficiency and quality, attract relevant talent and retain, grow, and empower our talented workforce, and effectively address the demands of an increasingly regulated environment. We are making significant investments, organically and through acquisitions, to address technological change in the markets we serve and to improve our manufacturing, research and development, and customer-facing resources in order to be responsive to our customers throughout the world.

Non-GAAP Measures

In this report, references to sales from existing businesses refer to sales from operations calculated according to generally accepted accounting principles in the United States ("GAAP") but excluding (1) the impact from acquired and divested businesses and (2) the impact of currency translation. References to sales attributable to acquisitions or acquired businesses refer to GAAP sales from acquired businesses recorded prior to the first anniversary of the acquisition less the amount of sales attributable to certain divested businesses or product lines not considered discontinued operations prior to the first anniversary of the divestiture. The portion of sales attributable to the impact of currency translation is calculated as the difference between (a) the period-to-period change in sales (excluding sales impact from acquired businesses) and (b) the period-to-period change in sales (excluding sales impact from acquired businesses) after applying the current period foreign exchange rates to the prior year period. Sales from existing businesses should be considered in addition to, and not as a replacement for or superior to, sales, and may not be comparable to similarly titled measures reported by other companies.

Management believes that reporting the non-GAAP financial measure of sales from existing businesses provides useful information to investors by helping identify underlying growth trends in our business and facilitating comparisons of our sales performance with our performance in prior and future periods and to our peers. We exclude the effect of acquisition and divestiture related items because the nature, size, and number of such transactions can vary dramatically from period to period and between us and our peers. We exclude the effect of currency translation from sales from existing businesses because the impact of currency translation is not under management's control and is subject to volatility. Management believes the exclusion of the effect of acquisitions and divestitures and currency translation may facilitate the assessment of underlying business trends and may assist in comparisons of long-term performance. References to sales volume from existing businesses refer to the impact of both price and unit sales.

Business Performance and Outlook

Business Performance

During 2023, aggregate year-over-year sales increased 4.1%, primarily due to an increase in sales from existing businesses which increased year over year by 4.8% comprised of favorable pricing of 4.5% and increased volume of 0.3%.

Geographically, year-over-year sales from existing businesses in developed markets increased by mid-single-digits, driven by mid-single-digit growth in North America, low single-digit growth in Western Europe, and low double-digit growth in Japan.

Year-over-year sales from existing businesses in high growth markets increased mid-single-digits, driven by low single-digit growth in Asia, which includes low single-digit growth in China, and high single-digit growth in Latin America.

The strengthening of the U.S. dollar relative to other currencies reduced our sales by 0.6% during 2023, as compared to 2022 and may continue to impact our results in future periods. Sales from divested business, offset by revenue from acquisitions reduced sales by 0.1% as compared to 2022.

Acquisitions

During the year ended December 31, 2023, we made four acquisitions ("the 2023 acquisitions") in our Intelligent Operating Solutions segment for an aggregate cash consideration of $101.4 million, which includes an immaterial deferred payment, net of acquired cash. The 2023 acquisitions are intended to accelerate our strategy and strengthen our product portfolio, providing world-class solutions to our customers. We recorded approximately $56.7 million of goodwill related to the acquisitions, which is not tax deductible.

Divestitures

On September 30, 2022, we completed the sale of our Therapy Physics product line, which was reported in our Advanced Healthcare Solutions segment, to an unrelated third party for cash consideration of $9.6 million. As a result of the sale, during the year ended December 31, 2022, we recorded a net realized pre-tax gain totaling $0.5 million, net of transaction costs, which was recorded within "Other non-operating expense, net" in the Consolidated Statements of Earnings. The divestiture of this product line did not represent a strategic shift with a significant effect on the Company's operations and financial results and therefore the divested product line is not reported as a discontinued operation.

Restructuring

We initiated a discrete plan in the first quarter of 2023 that was completed during the fourth quarter of 2023. The nature of these activities were broadly consistent throughout our segments and consist primarily of targeted workforce reductions in response to overall macroeconomic and other external conditions. We incurred these costs to position ourselves to provide superior products and services to customers in a cost-efficient manner, while taking into consideration the impact of broad economic uncertainties. We incurred charges of $58.6 million during the year ended December 31, 2023. These charges are recorded within Cost of sales and Selling, general, and administrative expenses in the Consolidated Statements of Earnings.

Other Matters

We experienced cybersecurity incidents in the fourth quarter of fiscal 2023. To date, the disruptions from the cybersecurity incidents did not materially impact business continuity or operations. We continue to actively investigate the incidents with the assistance of leading cybersecurity experts, including the nature of the data that was impacted, and continue to implement robust containment and remedial measures.

On January 3, 2024, we acquired EA Elektro-Automatik Holding GmbH ("EA"), a leading supplier of high-power electronic test solutions for energy storage, mobility, hydrogen, and renewable energy applications. The total consideration paid was approximately $1.72 billion, net of acquired cash. We are currently in the process of finalizing the accounting for this transaction.

On January 1, 2024, we realigned Invetech from the Advanced Healthcare Solutions segment to the Precision Technologies segment as we consider strategic alternatives for certain products and services of Invetech. The remaining products and operations of Invetech are more closely aligned with the Precision Technologies segment.

In 2023, we entered into an agreement to optimize our real estate footprint within our Precision Technologies segment for proceeds of approximately $90 million. We expect the transaction to be completed in the first half of 2024, with a gain from the transaction recognized at the time of closing.

2024 Outlook

We anticipate full year sales to grow on a year-over-year basis by approximately 6% and 8% with year-over-year growth from existing businesses of approximately 2% and 4%.

We expect foreign exchange rates to remain volatile throughout the year which could adversely impact our financial results. Additionally, our financial outlook is subject to various assumptions and risks, including but not limited to, macroeconomic conditions in the United States and other critical regions, ongoing challenges with global logistics and supply chains, disruption in supply or transportation resulting from severe weather or other events, impact of inflationary dynamics on our expenses or our ability to realize price increases in our sales, interest rates, market conditions in key product segments, and elective surgery rates. We will continue to deploy FBS to actively manage production challenges, collaborate with customers and suppliers to minimize disruptions and utilize pricing and other countermeasures to offset the aforementioned dynamics. We continue to monitor these conditions which may continue to impact our business, as well as potential adverse global economic trends and sentiments, monetary and fiscal policies, international trade and relations between the U.S., China and other nations, and investment and taxation policy initiatives being considered in the United States and by the Organization for Economic Co-operation and Development ("OECD"), including the potential impact of the Pillar Two initiative.

RESULTS OF OPERATIONS

Components of Sales Growth

	2023 vs. 2022
Total revenue growth (GAAP)	**4.1 %**
Existing businesses (Non-GAAP)	4.8 %
Acquisitions and divestitures (Non-GAAP)	(0.1) %
Currency exchange rates (Non-GAAP)	(0.6) %

Refer to Intelligent Operating Solutions, Precision Technologies, and Advanced Healthcare Solutions sections below for further discussion of year-over-year sales growth.

Operating Profit Margins

2023 vs. 2022

Operating profit margins were 18.7% for the year ended December 31, 2023, an increase of 180 basis points as compared to 16.9% in 2022 with year-over-year operating profit margin comparisons impacted by:

- Year-over-year increase in price and volume from existing businesses and gains from productivity measures, which were partially offset by higher employee compensation, unfavorable product mix and foreign exchange rates — favorable 160 basis points

- The year-over-year effect of amortization from existing businesses offset by impairment of intangible assets — favorable 40 basis points

- The year-over-year net effect of acquisition-related transaction costs which were lower in 2023 — favorable 40 basis points

- The year-over-year net effect of acquired and divested businesses, including amortization, and acquisition-related fair value adjustments — favorable 5 basis points

- The year-over-year effect of costs relating to the discrete restructuring plan in 2023 — unfavorable 95 basis points

- Russia exit and wind down costs that were incurred during 2022 — favorable 30 basis points

Business Segments and Geographic Area Results

Sales by business segment and geographic area for the year ended December 31 are as follows ($ in millions):

	2023		2022	
Segments				
Intelligent Operating Solutions	$	2,612.2	$	2,466.1
Precision Technologies		2,132.8		2,038.2
Advanced Healthcare Solutions		1,320.3		1,321.4
Total	$	6,065.3	$	5,825.7
Geographic area				
United States	$	3,288.4	$	3,136.8
China		694.9		702.1
All other (each country individually less than 5% of total sales)		2,082.0		1,986.8
Total	$	6,065.3	$	5,825.7

INTELLIGENT OPERATING SOLUTIONS

Our Intelligent Operating Solutions segment provides advanced instrumentation, software and services to tens of thousands of customers enabling their mission-critical workflows. These offerings include electrical test & measurement, facility and asset lifecycle software applications, connected worker safety and compliance solutions across a range of vertical end markets, including manufacturing, process industries, healthcare, utilities and power, communications and electronics, among others.

Intelligent Operating Solutions Selected Financial Data

	For the Year Ended December 31			
($ in millions)	2023		2022	
Sales	$	2,612.2	$	2,466.1
Operating profit		628.8		519.4
Depreciation		33.9		33.9
Amortization		185.5		184.4
Operating profit as a % of sales		24.1 %		21.1 %
Depreciation as a % of sales		1.3 %		1.4 %
Amortization as a % of sales		7.1 %		7.5 %

Components of Sales Growth

	2023 vs. 2022
Total revenue growth (GAAP)	**5.9 %**
Existing businesses (Non-GAAP)	5.9 %
Acquisitions and divestitures (Non-GAAP)	0.3 %
Currency exchange rates (Non-GAAP)	(0.3)%

2023 COMPARED TO 2022

The sales result for 2023 was driven by price increases across the segment and demand in software and service offering in EHS and facility and asset lifecycle applications, partially offset by volume reductions in certain products in our test and measurement instrumentation business.

Geographically, year-over-year sales from existing businesses in developed markets increased by mid-single-digits during 2023, driven by mid-single-digit growth in North America and low single-digit growth in Western Europe. Sales in high growth markets increased by low double-digits during 2023, driven by low double-digit growth in Asia, including low double-digit growth in China.

Year-over-year price increases in our Intelligent Operating Solutions segment contributed 4.2% to sales growth in 2023, as compared to 2022, and is reflected as a component of the change in sales from existing businesses.

Operating profit margin increased 300 basis points during 2023 as compared to 2022. Year-over-year changes in operating profit margin were comprised of the following:

- Year-over-year increase in price and sales volume from existing businesses and gains from productivity measures, partially offset by higher employee compensation — favorable 315 basis points

- The year-over-year effect of amortization from existing businesses offset by impairment of intangible assets — favorable 20 basis points

- The year-over-year effect of acquisition-related transaction costs which were lower in 2023 — favorable 65 basis points

- The year-over-year effect of acquired businesses, including amortization, and acquisition-related fair value adjustments — unfavorable 10 basis points

- The year-over-year effect of costs relating to the discrete restructuring plan in 2023 — unfavorable 90 basis points

PRECISION TECHNOLOGIES

Our Precision Technologies segment helps solve tough technical challenges to speed breakthroughs in a wide range of applications, from food and beverage production and manufacturing to next-generation electric vehicles and clean energy, as our customers seek new test solutions to enable the electrification and connectivity of everything. Our expertise in materials, methods and measurements are reflected in our electrical test & measurement, sensing and material technologies offered to a broad set of customers and vertical end markets, including industrial, power and energy, automotive, medical equipment, food and beverage, aerospace and defense, semiconductor, and other general industries.

Precision Technologies Selected Financial Data

	For the Year Ended December 31	
($ in millions)	2023	2022
Sales	$ 2,132.8	$ 2,038.2
Operating profit	540.3	491.3
Depreciation	26.2	24.2
Amortization	3.6	13.5
Operating profit as a % of sales	25.3 %	24.1 %
Depreciation as a % of sales	1.2 %	1.2 %
Amortization as a % of sales	0.2 %	0.7 %

Components of Sales Growth

	2023 vs. 2022
Total revenue growth (GAAP)	**4.6 %**
Existing businesses (Non-GAAP)	5.1 %
Currency exchange rates (Non-GAAP)	(0.5) %

2023 COMPARED TO 2022

The sales result for 2023 was driven by price increases across the segment and volume increases with test and measurement products, power and energy equipment and energetic materials, partially offset by volume reductions in certain end markets for sensing technologies.

Geographically, year-over-year sales from existing businesses in developed markets increased by high single-digits during 2023, driven by high single-digit growth in both North America, low single-digit growth in Western Europe, and mid-teens growth in Japan. Sales in high growth markets increased by low single-digits during 2023, where we saw low-forties growth in the Middle East and a low single-digit decline in Asia, which includes a low single-digit decline in China.

Year-over-year price increases in our Precision Technologies segment contributed 5.7% to sales growth during 2023 as compared to 2022, and is reflected as a component of the change in sales from existing businesses.

Operating profit margin increased 120 basis points during 2023 as compared to 2022. Year-over-year changes in operating profit margin were comprised of the following:

- Year-over-year increases in price from existing businesses and gains from productivity measures, all partially offset by higher employee compensation, unfavorable product mix, and reductions in volume — favorable 170 basis points

- The year-over-year effect of amortization from existing businesses — favorable 50 basis points

- The year-over-year effects of acquisition-related transaction expenses incurred in 2023 - unfavorable 10 basis points

- The year-over-year effect of costs relating to the discrete restructuring plan in 2023 — unfavorable 90 basis points

ADVANCED HEALTHCARE SOLUTIONS

Our Advanced Healthcare Solutions segment supplies critical workflow solutions enabling healthcare providers to deliver exceptional patient care more efficiently. Our offerings include instrument sterilization solutions, instrument tracking, cell therapy equipment design and manufacturing, biomedical test tools, radiation detection and safety monitoring, and end-to-end clinical productivity software and solutions. Our healthcare offerings help ensure critical safety standards are met, instruments and operating rooms are working at peak performance, and complex procedures are followed accurately in these mission-critical healthcare environments.

Advanced Healthcare Solutions Selected Financial Data

	For the Year Ended December 31			
($ in millions)		2023		2022
Sales	$	1,320.3	$	1,321.4
Operating profit		105.5		107.9
Depreciation		22.2		21.6
Amortization		181.4		184.2
Operating profit as a % of sales		8.0 %		8.2 %
Depreciation as a % of sales		1.7 %		1.6 %
Amortization as a % of sales		13.7 %		13.9 %

Components of Sales Growth

	2023 vs. 2022
Total revenue growth (GAAP)	**(0.1)%**
Existing businesses (Non-GAAP)	2.2 %
Acquisitions and divestitures (Non-GAAP)	(1.1)%
Currency exchange rates (Non-GAAP)	(1.2)%

2023 COMPARED TO 2022

The sales results for 2023 was primarily driven by price increases across the segment and demand increases for software and related services, partially offset by a reduction in volume in system design services.

Geographically, year-over-year sales from existing businesses in developed markets increased by low single-digits during 2023, driven by low single-digit growth in both North America and Western Europe, as well as high single-digit growth in Japan. Sales in high growth markets increased low single-digits during 2023, with mid-teens growth in Latin America and mid-single-digit growth in China, partially offset by mid-single-digit decline in the rest of Asia and a mid-twenties decline in Eastern Europe driven by the exit from Russia in 2022.

Year-over-year price increases in our Advanced Healthcare Solutions segment contributed 3.1% to sales growth during 2023, as compared to 2022, and is reflected as a component of the change in sales from existing businesses.

Operating profit margin decreased 20 basis points during 2023 as compared to 2022. Year-over-year changes in operating profit margin comparisons were comprised of the following:

- Year-over-year sales increases in price from existing businesses and gains from productivity measures were offset by unfavorable product mix, reductions in volume, higher employee compensation, and other operating expenses — unfavorable 5 basis points

- The year-over-year effect of amortization from existing businesses — favorable 20 basis points

- The year-over-year net effect of acquisition-related transaction costs which were incurred in 2022 — favorable 65 basis points

- The year-over-year effect of divested businesses, including amortization, and acquisition-related fair value adjustments to inventory — favorable 20 basis points

- The year-over-year effect of costs relating to the discrete restructuring plan in 2023 — unfavorable 120 basis points

COST OF SALES AND GROSS PROFIT

	For the Year Ended December 31	
($ in millions)	2023	2022
Sales	$ 6,065.3	$ 5,825.7
Cost of sales	(2,471.2)	(2,462.3)
Gross profit	3,594.1	3,363.4
Gross profit margin	59.3 %	57.7 %

The year-over-year increase in gross profit during 2023 as compared to 2022 is due to year-over-year increases in price and volume, productivity measures and FBS initiatives, all partially offset by higher employee compensation costs, restructuring charges and foreign exchange rates.

OPERATING EXPENSES

	For the Year Ended December 31	
($ in millions)	2023	2022
Sales	$ 6,065.3	$ 5,825.7
Selling, general, and administrative ("SG&A") expenses	2,062.6	1,956.6
Research and development ("R&D") expenses	397.8	401.5
Russia exit and wind down costs	—	17.9
SG&A as a % of sales	34.0 %	33.6 %
R&D as a % of sales	6.6 %	6.9 %

SG&A expenses increased during 2023 as compared to 2022 due to increased employee compensation expenses, customer acquisition and marketing costs, and restructuring costs, partially offset by savings from productivity measures.

R&D expenses, consisting principally of internal and contract engineering personnel costs, decreased slightly during 2023 as compared to 2022 due to favorable timing of project expenditures, partially offset by higher compensation costs.

RUSSIA EXIT AND WIND DOWN COSTS

In February 2022, Russian forces invaded Ukraine resulting in broad economic sanctions being imposed on Russia. In the second quarter of 2022, the Company exited business operations in Russia, other than for ASP's sterilization products, which are exempt from international sanctions as humanitarian products.

During the year ended December 31, 2022, the Company recorded pre-tax charges of $17.9 million, primarily relating to the write-off of net assets, the cumulative translation adjustment in earnings for legal entities deemed substantially liquidated, and to record provisions for employee severance and legal contingencies. These costs are identified as the "Russia exit and wind down costs" in the Consolidated Statements of Earnings. The exit activities were completed in 2022.

INTEREST COSTS

For a discussion of our outstanding indebtedness, refer to Note 10 to the accompanying consolidated financial statements.

Net interest expense was $123.5 million during 2023, compared to $98.3 million during 2022. The year-over-year interest expense increase was due to higher interest rates incurred on floating rate debt instruments, despite overall lower debt balance levels carried during the year.

INCOME TAXES

General

Income tax expense and deferred tax assets and liabilities reflect management's assessment of future taxes expected to be paid on items reflected in our financial statements. We record the tax effect of discrete items and items that are reported net of their tax effects in the period in which they occur.

Our effective tax rate can be affected by, among others, changes in the mix of earnings in countries with differing statutory tax rates (including as a result of business acquisitions and dispositions), changes in the valuation of deferred tax assets and liabilities, accruals related to contingent tax liabilities and period-to-period changes in such accruals, the results of audits and examinations of previously filed tax returns (as discussed below), the expiration of statutes of limitations, the implementation of tax planning strategies, tax rulings, court decisions, settlements with tax authorities, and changes in tax laws.

The amount of income taxes we pay is subject to audit by federal, state, and foreign tax authorities, which may result in proposed assessments. The Company is subject to examination in the United States, various states and foreign jurisdiction for the tax years 2015 to 2023. These examinations include filings of tax returns prior to our separation from Danaher, tax returns of enterprises no longer in our portfolio, and tax returns for pre-acquisition periods of enterprises added to our portfolio. Significant obligations are detailed in our tax matters agreements in connection with the separation of Fortive from Danaher on July 1, 2016, the split-off of the Automation and Specialty business on October 1, 2018, and the Vontier separation on October 9, 2020. We review our global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions, and the expiration of statutes of limitations reserves for contingent tax liabilities are accrued or adjusted as necessary.

We conduct business globally, and, as part of our global business, we file numerous income tax returns in the U.S. federal, state, and foreign jurisdictions. We believe that a change in the statutory tax rate of any individual foreign country would not typically have a material effect on our financial statements given the geographic dispersion of our taxable income.

Changes by the U.S. in relation to international tax reform could increase uncertainty and may adversely affect our income tax provision, cash taxes paid, and effective tax rate. Any future adjustments resulting from retrospective regulations and guidance issued will be considered as discrete income tax expense or benefit in the interim period the guidance is issued.

Furthermore, changes in multilateral agreements and the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting project undertaken by the Organization for Economic Co-Operation and Development (the "OECD") and could significantly increase our tax provision, cash taxes paid, and effective tax rate in future years. The OECD has issued significant global tax policy changes that include both expanded reporting as well as technical global tax policy changes. During 2021, an agreed framework and model rules for a global minimum corporate tax rate of fifteen percent (15%) was released by the OECD. Many countries in which we operate have implemented legislation to align with model rules and with effective dates spanning from 2024 through 2025. The Company will continue to monitor and evaluate the impact of OECD policy changes as foreign jurisdictions continue to adopt OECD guidance.

For a discussion of risks related to these and other tax matters, please refer to "Item 1A. Risk Factors."

Comparison of the Years Ended December 31, 2023 and 2022

Our effective tax rate for the years ended December 31, 2023 and 2022 was 12.6% and 13.5%, respectively.

Our effective tax rate for 2023 differs from the U.S. federal statutory rate of 21% due primarily to the positive and negative effects of the Tax Cuts and Jobs Act ("TCJA"), U.S. federal permanent differences, the impacts of credits and deductions provided by law, including those associated with state income taxes, a decrease in our uncertain tax positions, and the effect of changes in tax rates enacted in the current period.

COMPREHENSIVE INCOME

Comprehensive income increased by $251 million in 2023 as compared to 2022, primarily due to a favorable change in foreign currency translation adjustments of $188 million, an increase in net income of $111 million, and unfavorable changes in pension benefit adjustments of $48 million.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

We are exposed to market risk from changes in interest rates, foreign currency exchange rates, credit risk and commodity prices, each of which could impact our financial statements. We generally address our exposure to these risks through our normal operating and financing activities. In addition, our broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on our operating profit as a whole.

Interest Rate Risk

We manage interest cost using a mixture of fixed-rate and variable-rate debt. A change in interest rates on long-term debt impacts the fair value of our fixed-rate long-term debt but not our earnings or cash flows because the interest on such debt is fixed. Generally, the fair market value of fixed-rate debt will increase as interest rates fall and decrease as interest rates rise. As of December 31, 2023, an increase of 100 basis points in interest rates would have decreased the fair value of our fixed-rate long-term debt by approximately $78 million.

As of December 31, 2023, our variable-rate debt obligations consist of U.S. dollar denominated commercial paper, U.S. dollar denominated delay-draw term loan, and senior unsecured term facilities denominated in either Euros or Japanese Yen (refer to Note 10 to the consolidated financial statements for information regarding our outstanding indebtedness as of December 31, 2023). As a result, our primary interest rate exposure results from changes in short-term interest rates. As these shorter duration obligations mature, we anticipate issuing additional short-term commercial paper obligations and/or term loans to refinance all or part of these borrowings. The annual effective rate associated with our outstanding variable-rate obligation was approximately 5.15% with interest expense of $83 million. On an annualized basis, a hypothetical 10 basis points increase in market interest rates as of December 31, 2023 on our variable-rate debt obligations as of December 31, 2023 would have increased our interest expense by approximately $2.2 million in 2023.

Foreign Currency Exchange Rate Risk

We face transactional exchange rate risk from transactions with customers in countries outside of the United States and from intercompany transactions between affiliates. Transactional exchange rate risk arises from the purchase and sale of goods and services in currencies other than our functional currency or the functional currency of an applicable subsidiary. We also face translational exchange rate risk related to the translation of financial statements of our foreign operations into U.S. dollars, our functional currency. Costs incurred and sales recorded by subsidiaries operating outside of the United States are translated into U.S. dollars using exchange rates effective during the respective period. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. The effect of a change in currency exchange rates on our net investment in international subsidiaries is reflected in the accumulated other comprehensive income (loss) ("AOCI") component of equity. A 10% depreciation in major currencies relative to the U.S. dollar as of December 31, 2023 would have resulted in a reduction of foreign currency-denominated net assets and stockholders' equity of approximately $186 million.

During the second quarter of 2022, we designated our ¥14.4 billion Yen-denominated variable interest rate term loan and our €275 million Euro-denominated variable interest rate term loan outstanding as net investment hedges of our investment in certain foreign operations. Accordingly, foreign currency transaction gains or losses on the debt were deferred in the foreign currency translation component of AOCI as an offset to the foreign currency translation adjustments on our investments in foreign subsidiaries. For the years ended December 31, 2023 and 2022, we recognized after-tax losses of $1.2 million and $5.1 million, respectively, in Other comprehensive income (loss) related to the net investment hedges.

Currency exchange rates unfavorably impacted 2023 reported sales by 0.6% as compared to 2022, as the U.S. dollar was, on average, stronger against most major currencies during 2023 as compared to exchange rate levels during 2022. In the fourth quarter of 2023, the U.S. dollar was, on average, weaker against most major currencies. If the exchange rates in effect as of December 31, 2023 were to prevail throughout 2024, currency exchange rates would positively impact 2024 estimated sales by approximately 0.3% relative to our performance in 2023. In general, additional strengthening of the U.S. dollar against other major currencies would further negatively impact our sales and results of operations on an overall basis and any strengthening of the U.S. dollar against other major currencies would adversely impact our sales and results of operations.

We have generally accepted the exposure to exchange rate movements without using derivative financial instruments to manage this risk. Both positive and negative movements in currency exchange rates against the U.S. dollar will therefore continue to affect the reported amount of sales, profit, and assets and liabilities in our consolidated financial statements.

Credit Risk

We are exposed to potential credit losses in the event of nonperformance by counterparties to our financial instruments. Financial instruments that potentially subject us to credit risk consist of cash and highly-liquid investment grade cash equivalents and receivables from customers. We place cash and cash equivalents with various high-quality financial institutions throughout the world and exposure is limited at any one institution. Although we typically do not obtain collateral or other security to secure these obligations, we regularly monitor the third party depository institutions that hold our cash and cash equivalents. We emphasize safety and liquidity of principal over yield on those funds. In addition, concentrations of credit risk arising from receivables from customers are limited due to the diversity of our customers. Our businesses perform credit evaluations of their customers' financial conditions as appropriate and also obtain collateral or other security when appropriate.

Commodity Price Risk

For a discussion of risks relating to commodity prices, refer to "Item 1A. Risk Factors."

LIQUIDITY AND CAPITAL RESOURCES

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing, and financing activities. We generate substantial cash from operating activities and believe that our operating cash flow and other sources of liquidity, which consist of available cash, our revolving credit facility, and access to commercial paper, bank loans, and capital markets, will be sufficient to allow us to continue funding and investing in our existing businesses, consummate strategic acquisitions, make interest and principal payments on our outstanding indebtedness, fulfill our contractual obligations, and manage our capital structure on a short and long-term basis.

We have generally satisfied any short-term liquidity needs that are not met through operating cash flows and available cash through issuances of commercial paper under our U.S. dollar and Euro-denominated commercial paper programs ("Commercial Paper Programs").

Credit support for the Commercial Paper Programs is provided by a five-year $2.0 billion senior unsecured revolving credit facility that expires on October 18, 2027 (the "Revolving Credit Facility") which, to the extent not otherwise providing credit support for the commercial paper programs, can also be used for working capital and other general corporate purposes. As of December 31, 2023, no borrowings were outstanding under the Revolving Credit Facility.

The availability of the Revolving Credit Facility as a standby liquidity facility to repay maturing commercial paper is an important factor in maintaining the existing credit ratings of the Commercial Paper Programs when we have outstanding borrowings. We expect to limit any future borrowings under the Revolving Credit Facility to amounts that would leave sufficient credit available under the facility to allow us to borrow, if needed, and repay any outstanding commercial paper as it matures.

Our ability to access the commercial paper market, and the related costs of these borrowings, is affected by the strength of our credit rating and market conditions. Any downgrade in our credit rating would increase the cost of borrowing under our commercial paper programs and the Credit Agreement, and could limit or preclude our ability to issue commercial paper. If our access to the commercial paper market is adversely affected due to a downgrade, change in market conditions, or otherwise, we would expect to rely on a combination of available cash, operating cash flow, and the Revolving Credit Facility to provide short-term funding. In such event, the cost of borrowings under the Revolving Credit Facility could be higher than the historic cost of commercial paper borrowings.

On June 7, 2023, we filed with the SEC an "automatic shelf" registration statement (the "Shelf Registration Statement"). Under the Shelf Registration Statement, we may from time to time sell shares of common stock, preferred stock, debt securities, depositary shares, purchase contracts, purchase units, warrants and subscription rights in one or more offerings. For additional information regarding the Company's recent registered offering of €500 million aggregate principal amount of our 3.7% Euro-denominated senior unsecured notes due 2026 and €700 million aggregate principal amount of our 3.7% Euro-denominated senior unsecured notes due 2029, refer to Note 10 to the Consolidated Financial Statements.

We continue to monitor the financial markets, the stability of U.S and international banks and general global economic conditions. If changes in financial markets or other areas of the economy adversely affect our access to the capital markets and other financing sources, we would expect to rely on a combination of available cash and existing available capacity under our credit facilities to provide short-term funding.

Overview of Cash Flows and Liquidity

Following is an overview of our cash flows and liquidity:

($ in millions)		Year Ended December 31,		
		2023		2022
Net cash provided by operating activities	$	1,353.6	$	1,303.2
Cash paid for acquisitions, net of cash received	$	(95.8)	$	(12.8)
Payments for additions to property, plant and equipment		(107.8)		(95.8)
Proceeds from sale of property		7.4		—
Proceeds from sale of business		—		9.6
All other investing activities		0.8		(3.5)
Net cash used in investing activities	$	(195.4)	$	(102.5)
Proceeds from borrowings (maturities longer than 90 days), net of issuance costs	$	549.3	$	1,394.1
Net proceeds from commercial paper borrowings		839.9		38.5
Payment of 0.875% convertible senior notes due 2022		—		(1,156.5)
Repurchase of common shares		(272.9)		(442.9)
Repayment of borrowings (maturities greater than 90 days)		(1,000.0)		(1,000.0)
Payment of common stock cash dividend to shareholders		(102.0)		(99.5)
All other financing activities		18.0		(6.7)
Net cash provided by (used in) financing activities	$	32.3	$	(1,273.0)

Operating Activities

Operating cash flows can fluctuate significantly from period-to-period as working capital needs and the timing of payments for income taxes, interest, pension funding, and other items impact reported cash flows.

Operating cash flows were approximately $1.4 billion in 2023, representing an increase of $50 million, or approximately 3.9%, as compared to 2022, and primarily attributable to the following factors:

- Year-over-year increases of $112 million in Operating cash flow from net earnings, net of non-cash items (Amortization, Depreciation, Stock-based compensation, and Russia exit and wind down costs incurred in 2022).

- The aggregate changes in accounts receivable, inventories, and trade accounts payable used $9 million of cash during 2023 compared to using $11 million of cash during 2022. The amount of cash flow generated from or used by the aggregate of accounts receivable, inventories, and trade accounts payable depends upon how effectively we manage the cash conversion cycle, which generally represents the number of days that elapse from the day we pay for the purchase of raw materials and components to the collection of cash from our customers, and can be significantly impacted by the timing of collections and payments in a period.

- The aggregate change in prepaid expenses and other assets, accrued expenses and other liabilities, and changes in deferred income taxes used $74 million of cash in 2023 as compared to using $10 million in 2022. The year-over-year changes were driven by timing differences in tax payments and employee compensation and benefits.

Investing Activities

Investing cash outflows consist primarily of cash paid for acquisitions and capital expenditures. Net cash used in investing activities was approximately $195 million during 2023 compared to approximately $103 million of net cash used in 2022, respectively. The increase in investing cash outflow during 2023 as compared to 2022 was primarily due to a year-over-year increase of $83 million in cash used for acquisitions, net of cash acquired and a $12 million increase in capital expenditures.

Capital expenditures are made primarily for increasing production capacity, replacing aged equipment, supporting product development initiatives for hardware and software offerings, improving information technology systems, and purchasing equipment used in revenue arrangements with customers. Capital expenditures totaled $108 million in 2023 and $96 million in 2022. We expect capital spending to be between approximately $100 million and $120 million in 2024, though actual expenditures will ultimately depend on business conditions.

Financing Activities and Indebtedness

Financing cash flows consist primarily of cash flows associated with the issuance and repayments of debt and commercial paper, payments of cash dividends to shareholders. Financing activities from continuing operations generated cash of $32 million in 2023, and used cash of $1.3 billion in 2022.

Financing activities during 2023 reflected the following transactions:

- On December 7, 2023, we entered into a term loan credit agreement, which provides for a 364-days delayed draw term loan facility up to an aggregate principal amount of $1.3 billion. On December 14, 2023, we drew down $550 million of the $1.3 billion delayed-draw senior unsecured term facility ("Delayed-Draw Term Loan due 2024") as a Term Secured Overnight Financing Rate ("Term SOFR") Loan. The repayment of the principal is due on December 12, 2024.
- We borrowed $840 million in net commercial paper under the U.S. dollar-denominated commercial paper program.
- On August 24, 2023, we repaid $250 million in outstanding principal of the Delayed-Draw Term Loan due 2023. On December 14, 2023, we repaid the remaining $750 million in outstanding principal and accrued interest thereon using the proceeds from the Delayed-Draw Term Loan due 2024 and available cash.
- We repurchased 4 million shares of our common stock for approximately $273 million under our share repurchase program.
- Dividend payments to common shareholders totaling $102 million.

Financing activities during 2022 reflected the following transactions:

- On June 17, 2022, we entered into a three-year, ¥14.4 billion Yen Term Loan. On the same day, we drew and converted the entire available balance under the facility, which yielded net proceeds of $107 million.
- On June 21, 2022, we entered into a three-year €275 million Euro Term Loan. On June 28, 2022, we drew and converted the entire available balance under the facility, which yielded net proceeds of $290 million.
- On October 18, 2022, we entered into a term loan credit agreement, which provides for a 364-day delayed draw term loan facility up to an aggregate principal amount of $1.0 billion. On December 15, 2022, we drew down the full $1.0 billion delayed-draw senior unsecured term facility ("Delayed-Draw Term Loan Due 2023") as a Term SOFR Loan. The repayment of the principal is due on December 14 2023. We concurrently repaid the $1.0 billion in outstanding principal of the Delayed-Draw Term Loan due 2022 and accrued interest thereon.
- We increased borrowings by $39 million in net commercial paper under the U.S. dollar-denominated commercial paper program. As of December 31, 2023, the commercial paper borrowings had a weighted average annual effective rate of 4.80% and a weighted average maturity of approximately 32 days.
- On February 15, 2022, the maturity date of the Convertible Notes, we repaid, in cash, $1.2 billion in outstanding principal and accrued interest thereon.
- We repurchased 7 million shares of our outstanding common stock for approximately $443 million under our publicly-announced share repurchase program.
- Dividend payments to common shareholders totaling $99.5 million.

We generally expect to satisfy any short-term liquidity needs that are not met through operating cash flows and available cash primarily through term loans or issuances of commercial paper under the Commercial Paper Programs, with credit support provided by the Revolving Credit Facility.

The carrying value of total debt outstanding as of December 31, 2023 was approximately $3.6 billion. We had $2.0 billion available under the Revolving Credit Facility as of December 31, 2023.

The availability of the Revolving Credit Facility as a standby liquidity facility to repay maturing commercial paper is an important factor in maintaining the existing credit ratings of the Commercial Paper Programs when we have outstanding borrowings. As of December 31, 2023 and 2022, we had $1.3 billion and $405.0 million borrowings outstanding under our Commercial Paper Program, respectively. We expect to limit any future borrowings under the Revolving Credit Facility to amounts that would leave sufficient credit available under the facility to allow us to borrow, if needed, to repay any outstanding commercial paper as it matures.

Refer to Note 10 to the Consolidated Financial Statements for additional information regarding the Company's financing activities and indebtedness, including the Company's outstanding debt as of December 31, 2023, financing activities subsequent to December 31, 2023, the Company's commercial paper program, and the Revolving Credit Facility. Refer to Note 16 to the Consolidated Financial Statements for a description of the Company's share repurchase program.

Dividends

On November 2, 2023, we declared a regular quarterly dividend of $0.08 per common share paid on December 29, 2023 to holders of record on November 24, 2023.

Cash and Cash Requirements

Cash

As of December 31, 2023, we held approximately $1.9 billion of cash and cash equivalents that were invested in highly liquid investment-grade instruments with a maturity of 90 days or less and yielded insignificant interest income during 2023. Approximately 35.0% of the $1.9 billion in cash and cash equivalents was held outside of the United States. Subsequent to December 31, 2023 we used available cash to fund our acquisition of EA Elektro-Automatik Holding GmbH ("EA") which closed on January 3, 2024. Refer to Note 3 to the Consolidated Financial Statements for additional information regarding the EA acquisition.

We have cash requirements to support working capital needs, capital expenditures and acquisitions, pay interest and service debt, pay taxes and any related interest or penalties, fund our pension plans as required, pay dividends to shareholders, and support other business needs or objectives. With respect to our cash requirements, we generally intend to use available cash and internally generated funds to meet these cash requirements, but in the event that additional liquidity is required, particularly in connection with acquisitions and repayment of maturing debt, we may also borrow under our commercial paper programs or credit facilities or enter into new credit facilities and either borrow directly thereunder or use such credit facilities to backstop additional borrowing capacity under our commercial paper programs. We also may from time to time access the capital markets, including to take advantage of favorable interest rate environments or other market conditions.

Foreign cumulative earnings remain subject to foreign remittance taxes. We have made an election regarding the amount of earnings that we do not intend to repatriate due to local working capital needs, local law restrictions, high foreign remittance costs, previous investments in physical assets and acquisitions, or future growth needs. For most of our foreign operations, we make an assertion regarding the amount of earnings in excess of intended repatriation that are expected to be held for indefinite reinvestment. No provisions for foreign remittance taxes have been made with respect to earnings that are planned to be reinvested indefinitely. The amount of foreign remittance taxes that may be applicable to such earnings is not readily determinable given local law restrictions that may apply to a portion of such earnings, unknown changes in foreign tax law that may occur during the applicable restriction periods caused by applicable local corporate law for cash repatriation, and the various tax planning alternatives we could employ if we repatriated these earnings.

Cash Requirements

The following table sets forth a summary of our short-term and long-term cash requirements as of December 31, 2023 under (1) long-term debt principal and interest obligations, (2) leases, (3) purchase obligations and (4) other long-term liabilities reflected on our balance sheet under GAAP. Certain of our acquisitions may involve the potential payment of contingent consideration. The table below does not reflect any such obligations, as the timing and amounts of any such payments are uncertain.

($ in millions)		Total		Due within one year of December 31, 2023		Due later than one year from December 31, 2023
Debt and leases:						
Long-term debt principal payments [a]	$	3,656.9	$	550.0	$	3,106.9
Interest payments on long-term debt [b]		729.8		172.0		557.8
Operating lease obligations [c]		183.7		42.2		141.5
Other:						
Purchase obligations [d]		487.6		355.2		132.4
Other liabilities reflected on the balance sheet under GAAP [e][f]		2,167.8		1,145.1		1,022.7
Total	$	7,225.8	$	2,264.5	$	4,961.3

[a] The amount due within one year of December 31, 2023 is related to the Delayed Draw Term Loan due 2024. Refer to Note 10 to the Consolidated Financial Statements for additional information regarding the Company's indebtedness as of December 31, 2023.

[b] Interest payments on long-term debt are projected for future periods using the interest rates in effect as of December 31, 2023. Certain of these projected interest payments may differ in the future based on changes in market interest rates.

[c] Includes future lease payments for operating leases having initial noncancelable lease terms in excess of one year.

[d] Consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction.

[e] Primarily consist of obligations under product service and warranty policies and allowances, performance and operating cost guarantees, estimated environmental remediation costs, self-insurance and litigation claims, post-retirement benefits, pension benefit obligations, net tax liabilities, deferred compensation obligations, and the deferred payment related to the 2023 acquisitions. The timing of cash flows associated with these obligations is based upon management's estimates over the terms of these arrangements and is largely based upon historical experience.

[f] Includes non-contractual obligations of $207 million of noncurrent gross unrecognized tax benefits. However, the timing of these liabilities is uncertain, and therefore, they have been included in the "due later than one year from December 31, 2023" column. The amounts also include our obligation under the TCJA for the transition tax on cumulative foreign earnings and profits, which we expect to pay over eight years. Refer to Note 13 to the consolidated financial statements for additional information on unrecognized tax benefits.

In addition to the obligations noted above, we have issued guarantees, consisting primarily of outstanding standby letters of credit, bank guarantees, and performance and bid bonds, in connection with certain arrangements with vendors, customers, financing counterparties, and governmental entities to secure our obligations and/or performance requirements related to specific transactions. These guarantees are not recorded on our balance sheet and $46 million in commitments expire within one year of December 31, 2023 and $11 million later than one year from December 31, 2023.

During 2023, we contributed $1 million and $11 million to our U.S. and non-U.S. defined benefit pension plans, respectively. During 2023, our cash contribution requirements for our U.S. and non-U.S. defined benefit pension plans are expected to be approximately $1 million and $9 million, respectively. The ultimate amounts we will contribute depend upon, among other things, legal requirements, underlying asset returns, the plan's funded status, the anticipated tax deductibility of the contribution, local practices, market conditions, interest rates, and other factors.

As of December 31, 2023 we expect to have sufficient liquidity to satisfy our cash needs for the foreseeable future, including our cash needs in the United States.

CRITICAL ACCOUNTING ESTIMATES

Management's discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base these estimates and judgments on historical experience, the current economic environment, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates and judgments.

We believe the following accounting estimates are most critical to an understanding of our financial statements. Estimates are considered to be critical if they meet both of the following criteria: (1) the estimate requires assumptions about material matters that are uncertain at the time the estimate is made, and (2) material changes in the estimate are reasonably likely from period to period. For a detailed discussion on the application of these and other accounting estimates, refer to Note 2 to the consolidated financial statements.

Acquired Intangibles and Goodwill: Our business acquisitions typically result in the recognition of goodwill, developed technology, and other intangible assets, which affect the amount of future period amortization expense and possible impairment charges that we may incur. Refer to Notes 2, 3 and 6 to the consolidated financial statements for a description of our policies relating to goodwill, acquired intangibles, and acquisitions.

In performing our goodwill impairment testing, we estimate the fair value of our reporting units primarily using a market based approach. We estimate fair value based on multiples of earnings before interest, taxes, depreciation, and amortization ("EBITDA") determined by current trading market multiples of earnings for companies operating in businesses similar to each of our reporting units, in addition to recent market available sale transactions of comparable businesses. In evaluating the estimates derived by the market based approach, we make judgments about the relevance and reliability of the multiples by considering factors unique to our reporting units, including operating results, business plans, economic projections, anticipated future cash flows, and transactions and marketplace data as well as judgments about the comparability of the market proxies selected. In certain circumstances we also evaluate other factors including results of the estimated fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions, and financial and operating performance in order to validate the results of the market approach. The discounted cash flow model requires judgmental assumptions about projected revenue growth, future operating margins, discount rates, and terminal values. There are inherent uncertainties related to these assumptions and management's judgment in applying them to the analysis of goodwill impairment.

In 2023, we performed goodwill impairment testing for our reporting units. Reporting units that include recent acquisitions generally present the highest risk of impairment. We believe the impairment risk associated with these reporting units generally decreases as we integrate these businesses and better position them for potential future earnings growth. As of the date of the 2023 annual impairment test, the carrying value of goodwill in each reporting unit ranged from $180.0 million to $5.6 billion. Our annual goodwill impairment analysis in 2023 indicated that, in all instances, the fair values of our reporting units exceeded their carrying values and consequently did not result in an impairment charge.

The excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of our reporting units as of the annual testing date ranged from approximately 60% to approximately 801%. In order to evaluate the sensitivity of the fair value calculations used in the goodwill impairment test, we applied a hypothetical 10% decrease to the fair values of each reporting unit and compared those hypothetical values to the reporting unit carrying values. Based on this hypothetical 10% decrease, the excess of the estimated fair value over carrying value (expressed as a percentage of carrying value for the respective reporting unit) for each of our reporting units ranged from approximately 44% to approximately 711%. We evaluated other factors relating to the fair value of the reporting units, including, as applicable, results of the estimated fair value using an income approach, market positions of the businesses, comparability of market sales transactions and financial and operating performance, and concluded no impairment charges were required.

We review identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss occurred for intangible assets with definite lives requires a comparison of the carrying amount to the sum of undiscounted cash flows expected to be generated by the asset. We also test intangible assets with indefinite lives at least annually for impairment. These analyses require management to make judgments and estimates about future revenues, expenses, market conditions, and discount rates related to these assets. We evaluated events or circumstances that may indicate the carrying value of our intangible assets may not be fully recoverable during the year ended December 31, 2023, and recorded no material impairments.

If actual results are not consistent with management's estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings which would adversely affect our financial statements.

Revenue Recognition: We derive revenue from the sale of products and services. Revenue is recognized when control over the promised products or services is transferred to the customer in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. In determining if control has transferred, we consider whether certain indicators of the transfer of control are present, such as the transfer of title, present right to payment, significant risks and rewards of ownership, and customer acceptance when acceptance is not a formality. To determine the consideration that the customer owes us, we make judgments regarding the amount of customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs. Refer to Note 2 to the consolidated financial statements for a description of our revenue recognition policies.

If our judgments regarding revenue recognition prove incorrect, our reported revenues in particular periods may be adversely affected. Historically, our estimates of revenue have been materially correct.

Pension: For a description of our pension accounting practices, refer to Note 11 to the consolidated financial statements. Certain of our U.S. and non-U.S. employees participate in noncontributory defined benefit pension plans. Calculations of the amount of pension costs and obligations depend on the assumptions used in the actuarial valuations, including assumptions regarding discount rates, expected return on plan assets, rates of salary increases, health care cost trend rates, mortality rates, and other factors. If the assumptions used in calculating pension and other post-retirement benefits costs and obligations are incorrect or if the factors underlying the assumptions change (as a result of differences in actual experience, changes in key economic indicators, or other factors), our financial statements could be materially affected. A 50 basis point reduction in the discount rates used for the plans during 2023 would have increased the net obligation by approximately $16 million from the amounts recorded in the financial statements as of December 31, 2023.

Our plan assets consist of various insurance contracts, equity and debt securities as determined by the administrator of each plan. The estimated long-term rate of return for the plans was determined on a plan by plan basis based on the nature of the plan assets and ranged from 1.50% to 6.47%. If the expected long-term rate of return on plan assets during 2023 was reduced by 50 basis points, pension expense in 2023 would have increased by approximately $0.9 million ($0.8 million on an after-tax basis).

Income Taxes: For a description of our income tax accounting policies, refer to Note 2 and Note 13 to the consolidated financial statements.

In accordance with GAAP, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which the tax benefit has already been reflected in our Consolidated Statements of Earnings. Deferred tax liabilities generally represent items that have already been taken as a deduction on our tax return but have not yet been recognized as an expense in our Consolidated Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Our deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. We evaluate the realizability of deferred income tax assets for each of the jurisdictions in which we operate. If we experience cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, we normally conclude that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if we experience cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, we then consider a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, we would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, we establish a valuation allowance.

We recognize tax benefits from uncertain tax positions only if, in our assessment, it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. We re-evaluate the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (i) a tax audit is completed; (ii) applicable tax laws change, including a tax case ruling or legislative guidance; or (iii) the applicable statute of limitations expires. We recognize potential accrued interest and penalties with unrecognized tax positions in income tax expense.

In addition, we are routinely examined by various domestic and international taxing authorities. The amount of income taxes we pay is subject to audit by federal, state, and foreign tax authorities, which may result in proposed assessments (see "-Results of Operations - Income Taxes" and Note 13 to the consolidated financial statements). We review our global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings, and court decisions and the expiration of statutes of limitations reserves for contingent tax liabilities are accrued or adjusted as necessary.

An increase in our 2023 effective tax rate of 1.0% would have resulted in an additional income tax provision for the year ended December 31, 2023 of approximately $10 million.

NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards relevant to our businesses, refer to Note 2 to the consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is included under the heading "Financial Instruments and Risk Management" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Management on Fortive Corporation's Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework" (2013 framework). Based on this assessment, management concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective.

The Company completed four acquisitions in the IOS Segment during the year ended December 31, 2023, collectively "the IOS Acquisitions". The Company has not yet fully incorporated the internal controls and procedures of the IOS Acquisitions into the Company's internal control over financial reporting, and as such, management excluded the IOS Acquisitions from its assessment. The assets and revenues of the IOS Acquisitions excluded from management's assessment of internal controls constituted less than 1% of the Company's total assets as of December 31, 2023 and less than 1% of the Company's total revenues for the year ended December 31, 2023, respectively.

The Company's independent registered public accounting firm has issued an audit report on the effectiveness of the Company's internal control over financial reporting. This report dated February 27, 2024 appears on page 48 of this Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fortive Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Fortive Corporation and subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Fortive Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Fortive Corporation's Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying Report of Management on Fortive Corporation's Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the IOS acquisitions which is included in the 2023 consolidated financial statements of the Company and constituted less than 1% of total and assets, respectively, as of December 31, 2023 and less than 1% of revenues, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the IOS Acquisitions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Seattle, Washington

February 27, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Fortive Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fortive Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Description of the Matter	***Valuation of Goodwill***

The Company's evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. To estimate the fair value, management uses a market approach based on multiples of earnings before interest, taxes, depreciation and amortization (EBITDA). In certain circumstances, management computes the estimated fair value through a discounted cash flow analysis to validate the results of the market approach. The goodwill evaluation is performed on an annual basis, or more frequently if a triggering event is identified. As described in Note 6, the Company's goodwill balance is $9.1 billion as of December 31, 2023.

Auditing the Company's annual goodwill impairment assessment is complex and highly judgmental due to the significant estimation required in determining the fair value of the reporting units. In particular, the estimated fair value is sensitive to the significant assumptions related to the selection of market multiples and projected financial information. A high degree of audit judgment and an increased extent of effort including the need to involve our fair value specialists was required.

How We Addressed the Matter in Our Audit

We tested controls over management's goodwill impairment assessment. This included controls related to management's forecasting and selection of market multiples.

To test the annual evaluation of goodwill, among other procedures, we evaluated the reasonableness of management's forecasts, tested the completeness and accuracy of the underlying data used to develop the forecast and tested the carrying value of the reporting units. Our fair value specialists assisted us with our testing of management's selected EBITDA multiples for the annual goodwill evaluation. We also evaluated the Company's disclosures included in Note 6 to the consolidated financial statements in relation to these matters.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2015.

Seattle, Washington

February 27, 2024

FORTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($ and shares in millions, except per share amounts)

	As of December 31	
	2023	**2022**
ASSETS		
Current assets:		
Cash and equivalents	$ 1,888.8	$ 709.2
Accounts receivable less allowance for doubtful accounts of $39.2 and $43.9, respectively	960.8	958.5
Inventories	536.9	536.7
Prepaid expenses and other current assets	285.1	272.6
Total current assets	3,671.6	2,477.0
Property, plant and equipment, net	439.8	421.9
Other assets	518.9	455.8
Goodwill	9,121.7	9,048.5
Other intangible assets, net	3,159.8	3,487.4
Total assets	$ 16,911.8	$ 15,890.6
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	$ —	$ 999.7
Trade accounts payable	608.6	623.0
Accrued expenses and other current liabilities	1,182.7	1,104.4
Total current liabilities	1,791.3	2,727.1
Other long-term liabilities	1,149.0	1,223.3
Long-term debt	3,646.2	2,251.6
Commitments and Contingencies (Note 14)		
Equity:		
Common stock: $0.01 par value, 2.0 billion shares authorized; 363.7 and 361.5 issued; 350.7 and 352.9 outstanding; respectively	3.6	3.6
Additional paid-in capital	3,851.3	3,706.3
Treasury shares, at cost	(715.8)	(442.9)
Retained earnings	7,505.9	6,742.1
Accumulated other comprehensive loss	(326.1)	(325.7)
Total Fortive stockholders' equity	10,318.9	9,683.4
Noncontrolling interests	6.4	5.2
Total stockholders' equity	10,325.3	9,688.6
Total liabilities and equity	$ 16,911.8	$ 15,890.6

See the accompanying Notes to the Consolidated Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
($ and shares in millions, except per share amounts)

	Year Ended December 31		
	2023	2022	2021
Sales of products and software	$ 5,137.7	$ 4,920.1	$ 4,496.1
Sales of services	927.6	905.6	758.6
Total sales	6,065.3	5,825.7	5,254.7
Cost of product and software sales	(1,981.8)	(1,994.8)	(1,833.4)
Cost of service sales	(489.4)	(467.5)	(414.2)
Total cost of sales	(2,471.2)	(2,462.3)	(2,247.6)
Gross profit	3,594.1	3,363.4	3,007.1
Operating costs:			
Selling, general, and administrative expenses	(2,062.6)	(1,956.6)	(1,839.5)
Research and development expenses	(397.8)	(401.5)	(354.8)
Russia exit and wind down costs	—	(17.9)	—
Operating profit	1,133.7	987.4	812.8
Non-operating income (expense), net:			
Interest expense, net	(123.5)	(98.3)	(103.2)
Loss on extinguishment of debt	—	—	(104.9)
Gain on investment in Vontier Corporation	—	—	57.0
Gain on litigation resolution	—	—	29.9
Other non-operating expenses, net	(19.4)	(15.6)	(14.1)
Earnings from continuing operations before income taxes	990.8	873.5	677.5
Income taxes	(125.0)	(118.3)	(63.3)
Net earnings from continuing operations	865.8	755.2	614.2
Earnings (loss) from discontinued operations, net of income taxes	—	—	(5.8)
Net earnings	865.8	755.2	608.4
Mandatory convertible preferred dividends	—	—	(34.5)
Net earnings attributable to common stockholders	$ 865.8	$ 755.2	$ 573.9
Net earnings per common share from continuing operations:			
Basic	$ 2.46	$ 2.12	$ 1.66
Diluted	$ 2.43	$ 2.10	$ 1.65
Net earnings per common share from discontinued operations:			
Basic	$ —	$ —	$ (0.02)
Diluted	$ —	$ —	$ (0.02)
Net earnings per common share:			
Basic	$ 2.46	$ 2.12	$ 1.64
Diluted	$ 2.43	$ 2.10	$ 1.63
Average common stock and common equivalent shares outstanding:			
Basic	352.5	356.4	349.0
Diluted	355.6	360.8	352.3

See the accompanying Notes to the Consolidated Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
($ in millions)

	Year Ended December 31		
	2023	2022	2021
Net earnings	$ 865.8	$ 755.2	$ 608.4
Other comprehensive income (loss), net of income taxes:			
Foreign currency translation adjustments	9.7	(178.7)	(68.7)
Pension and post-retirement plan benefit adjustments	(10.1)	38.0	24.8
Total other comprehensive income (loss), net of income taxes	(0.4)	(140.7)	(43.9)
Comprehensive income	$ 865.4	$ 614.5	$ 564.5

See the accompanying Notes to the Consolidated Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
($ and shares in millions)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Treasury Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests
	Shares	Amount	Shares Outstanding	Amount					
Balance, December 31, 2020	1.4	$ —	339.0	$ 3.4	$ 3,554.5	$ —	$ 5,547.4	$ (141.1)	$ 8.5
Net earnings for the period	—	—	—	—	—	—	608.4	—	—
Dividends to common shareholders	—	—	—	—	—	—	(97.7)	—	—
Mandatory convertible preferred dividends	—	—	—	—	—	—	(34.5)	—	—
Conversion of Mandatory convertible preferred stock to common stock	(1.4)	—	19.4	0.2	—	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	(43.9)	—
Common stock-based award activity	—	—	0.7	—	134.5	—	—	—	—
Shares withheld for taxes	—	—	—	—	(16.8)	—	—	—	—
Early extinguishment of 0.00875 senior convertible notes due 2022					(11.6)				
Vontier Separation and other	—	—	—	—	8.6	—	—	—	—
Change in noncontrolling interests	—	—	—	—	0.8	—	—	—	(3.7)
Balance, December 31, 2021	—	$ —	359.1	$ 3.6	$ 3,670.0	$ —	$ 6,023.6	$ (185.0)	$ 4.8
Adoption of ASU 2020-06	—	—	—	—	(65.7)	—	62.8	—	—
Balance, January 1, 2022	—	—	359.1	3.6	3,604.3	—	6,086.4	(185.0)	4.8
Net earnings for the period	—	—	—	—	—	—	755.2	—	—
Dividends to common shareholders	—	—	—	—	—	—	(99.5)	—	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	(140.7)	—
Common stock-based award activity	—	—	1.0	—	115.2	—	—	—	—
Common stock repurchases	—	—	(7.0)	—	—	(442.9)	—	—	—
Shares withheld for taxes	—	—	(0.2)	—	(13.2)	—	—	—	—
Change in noncontrolling interests	—	—	—	—	—	—	—	—	0.4
Balance, December 31, 2022	—	$ —	352.9	$ 3.6	$ 3,706.3	$ (442.9)	$ 6,742.1	$ (325.7)	$ 5.2
Net earnings for the period	—	—	—	—	—	—	865.8	—	—
Dividends to common shareholders	—	—	—	—	—	—	(102.0)	—	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	(0.4)	—
Common stock-based award activity	—	—	2.3	—	176.8	—	—	—	—
Common stock repurchases	—	—	(4.0)	—	—	(272.9)	—	—	—
Shares withheld for taxes	—	—	(0.5)	—	(31.8)	—	—	—	—
Change in noncontrolling interests	—	—	—	—	—	—	—	—	1.2
Balance, December 31, 2023	—	$ —	350.7	$ 3.6	$ 3,851.3	$ (715.8)	$ 7,505.9	$ (326.1)	$ 6.4

See the accompanying Notes to the Consolidated Financial Statements.

FORTIVE CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in millions)

	Year Ended December 31		
	2023	2022	2021
Cash flows from operating activities:			
Net earnings from continuing operations	$ 865.8	$ 755.2	$ 614.2
Noncash items:			
Amortization	370.4	382.1	320.8
Depreciation	86.4	83.5	74.7
Stock-based compensation expense	113.3	93.8	77.4
Russia exit and wind down costs	—	9.2	—
Loss on extinguishment of debt	—	—	104.2
Gain on investment in Vontier Corporation	—	—	(57.0)
Gain on litigation resolution	—	—	(29.9)
Change in deferred income taxes	(104.1)	(62.1)	(41.0)
Change in accounts receivable, net	9.8	(52.1)	(84.1)
Change in inventories	(1.7)	(40.3)	(53.6)
Change in trade accounts payable	(16.8)	81.3	73.4
Change in prepaid expenses and other assets	(69.0)	10.7	(34.5)
Change in accrued expenses and other liabilities	99.5	41.9	28.3
Total operating cash provided by continuing operations	1,353.6	1,303.2	992.9
Total operating cash (used in) provided by discontinued operations	—	—	(31.8)
Net cash provided by operating activities	1,353.6	1,303.2	961.1
Cash flows from investing activities:			
Cash paid for acquisitions, net of cash received	(95.8)	(12.8)	(2,570.1)
Payments for additions to property, plant and equipment	(107.8)	(95.8)	(50.0)
Proceeds from sale of property	7.4	—	4.5
Proceeds from sale of business	—	9.6	—
All other investing activities	0.8	(3.5)	—
Net cash used in investing activities	(195.4)	(102.5)	(2,615.6)
Cash flows from financing activities:			
Proceeds from borrowings (maturities greater than 90 days), net of issuance costs	549.3	1,394.1	999.8
Net proceeds from commercial paper borrowings	839.9	38.5	364.9
Payment of 0.875% convertible senior notes due 2022	—	(1,156.5)	—
Repayment of borrowings (maturities greater than 90 days)	(1,000.0)	(1,000.0)	(611.1)
Repurchase of common shares	(272.9)	(442.9)	—
Payment of common stock cash dividend to shareholders	(102.0)	(99.5)	(97.7)
Payment of mandatory convertible preferred stock cash dividend to shareholders	—	—	(34.5)
All other financing activities	18.0	(6.7)	30.6
Net cash provided by (used in) financing activities	32.3	(1,273.0)	652.0
Effect of exchange rate changes on cash and equivalents	(10.9)	(37.8)	(3.0)
Net change in cash and equivalents	1,179.6	(110.1)	(1,005.5)
Beginning balance of cash and equivalents	709.2	819.3	1,824.8
Ending balance of cash and equivalents	$ 1,888.8	$ 709.2	$ 819.3

See the accompanying Notes to the Consolidated Financial Statements.

NOTE 1. BUSINESS OVERVIEW AND BASIS FOR PRESENTATION

Fortive Corporation ("Fortive," "the Company," "we," "us," or "our") is a provider of essential technologies for connected workflow solutions across a range of attractive end-markets. Our strategic segments - Intelligent Operating Solutions, Precision Technologies, and Advanced Healthcare Solutions - include well-known brands with leading positions in their markets. Our businesses design, develop, manufacture, and service professional and engineered products, software, and services, building upon leading brand names, innovative technologies, and significant market positions.

Basis of Presentation

The accompanying consolidated financial statements present our historical financial position, results of operations, changes in equity and cash flows in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Unless otherwise indicated, all amounts in the notes to the consolidated financial statements refer to continuing operations.

The financial statements include our accounts and the accounts of our subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. The consolidated financial statements also reflect the impact of noncontrolling interests. Noncontrolling interests do not have a significant impact on our consolidated results of operations; therefore, net earnings and net earnings per share attributable to noncontrolling interests are not presented separately in our Consolidated Statements of Earnings. Net earnings attributable to noncontrolling interests have been reflected in Selling, general, and administrative expenses and were insignificant in all periods presented.

Discontinued Operations

On October 9, 2020, we completed the separation of Vontier, the entity we created to hold our former Industrial Technologies segment (the "Separation"). The accounting requirements for reporting the Vontier business as a discontinued operation were met when the Separation was completed. Accordingly, the consolidated financial statements reflect the results of the Vontier business as a discontinued operation for all periods presented.

Russian Invasion of Ukraine

In February 2022, Russian forces invaded Ukraine resulting in broad economic sanctions being imposed on Russia. In the second quarter of 2022, the Company exited business operations in Russia, other than for ASP's sterilization products, which are exempt from international sanctions as humanitarian products.

During the year ended December 31, 2022, the Company recorded pre-tax charges of $17.9 million, primarily relating to the write-off of net assets, the cumulative translation adjustment in earnings for legal entities deemed substantially liquidated, and to record provisions for employee severance and legal contingencies. These costs are identified as the "Russia exit and wind down costs" in the Consolidated Statements of Earnings. The exit activities were completed in 2022.

Segment Presentation

We operate and report our results in three segments, Intelligent Operating Solutions, Precision Technologies, and Advanced Healthcare Solutions, each of which is further described below.

Our Intelligent Operating Solutions segment provides advanced instrumentation, software and services to tens of thousands of customers enabling their mission-critical workflows. These offerings include electrical test & measurement, facility and asset lifecycle software applications, connected worker safety and compliance solutions across a range of vertical end markets, including manufacturing, process industries, healthcare, utilities and power, communications and electronics, among others.

Our Precision Technologies segment helps solve tough technical challenges to speed breakthroughs in a wide range of applications, from food and beverage production and manufacturing to next-generation electric vehicles and clean energy, as our customers seek new test solutions to enable the electrification and connectivity of everything. Our expertise in materials, methods and measurements are reflected in our electrical test & measurement, sensing and material technologies offered to a broad set of customers and vertical end markets, including industrial, power and energy, automotive, medical equipment, food and beverage, aerospace and defense, semiconductor, and other general industries.

Our Advanced Healthcare Solutions segment supplies critical workflow solutions enabling healthcare providers to deliver exceptional patient care more efficiently. Our offerings include instrument sterilization solutions, instrument tracking, cell therapy equipment design and manufacturing, biomedical test tools, radiation detection and safety monitoring, and end-to-end clinical productivity software and solutions. Our healthcare offerings help ensure critical safety standards are met, instruments and operating rooms are working at peak performance, and complex procedures are followed accurately in these mission-critical healthcare environments.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>—The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base these estimates on historical experience, the current economic environment, and on various other assumptions that are believed to be reasonable under the circumstances. However, uncertainties associated with these estimates exist and actual results may differ from these estimates.

<u>Cash and Equivalents</u>—We consider all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

<u>Accounts Receivable and Allowances for Doubtful Accounts</u>—We measure our allowance to reflect expected credit losses over the remaining contractual life of the asset. Expected credit losses for the pooled assets are estimated based on historical loss experience, credit quality, the durations of outstanding account receivables, and expectations of the future economic environment. Expected credit losses of the assets originating during the year and changes to expected losses in the same period are recognized in earnings.

All trade accounts and unbilled receivables are recorded within the Consolidated Balance Sheet, adjusted for any write-offs, and net of allowances for credit losses. We regularly perform detailed reviews of our portfolios to evaluate the collectability of receivables based on a combination of past, current, and future financial and qualitative factors that may affect customers' ability to pay. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the recognized receivable to the amount reasonably expected to be collected. Amounts determined to be uncollectible are charged directly against the allowances, while amounts recovered on previously written-off accounts increase the allowances.

The allowance for doubtful accounts as well as the provision for credit losses, write-off activity and recoveries for the periods presented were immaterial. We do not believe that accounts receivable represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographical areas.

The allowance for unbilled receivables was immaterial for all periods.

<u>Inventory Valuation</u>—Inventories include the costs of material, labor, and overhead. Substantially all inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method.

<u>Property, Plant, and Equipment</u>—Property, plant, and equipment are carried at cost. The provision for depreciation has been computed principally by the straight-line method based on the estimated useful lives of the depreciable assets as follows:

Category	Useful Life
Buildings	30 years
Leased assets and leasehold improvements	Amortized over the lesser of the economic life of the asset or the term of the lease
Machinery, equipment and other	3 – 10 years

Estimated useful lives are periodically reviewed and, when appropriate, changes to estimates are made prospectively.

<u>Investments</u>—We account for our equity investments using either the measurement alternative approach when the fair value of the investment is not readily determinable and we do not have the ability to exercise significant influence, or the equity method of accounting when it is determined that we have significant influence over but do not have a controlling financial interest. Investments accounted for using the measurement alternative approach are initially recorded at cost and adjusted for changes in the fair value from observable transactions. For investments accounted for using the equity method of accounting, we record the investments at cost and subsequently adjust the investment balance each period for our share of the investee's income or loss and dividends received from the investee. These investments are subject to a periodic impairment review. There were no changes in fair value or impairment losses during the years ended December 31, 2023 or 2021.

We evaluated events and circumstances that, as of September 30, 2022, indicated the carrying value of an equity investment in a third-party entity held by our Intelligent Operating Solutions segment was no longer recoverable. As a result, during the year ended December 31, 2022, we recorded a pre-tax impairment loss of $8.1 million to write down the investment to fair value. The loss was recorded within "Other non-operating expense, net" in our Consolidated Statement of Earnings.

Other Assets—Other assets principally include operating lease right-of-use assets, contract assets, deferred tax assets, and other investments.

Fair Value of Financial Instruments—Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, nonqualified deferred compensation plans, obligations under trade accounts payable, and short and long-term debt. Due to their short-term nature, the carrying values for accounts receivable, trade accounts payable, and short-term debt approximate fair value. While outstanding in 2021, we remeasured our investment in Vontier common stock at fair value based on Vontier's closing stock price on the measurement date, with unrealized gains recorded in the Consolidated Statement of Earnings during the year ended December 31, 2021. Refer to Note 7 for the fair values of our other obligations.

Goodwill and Other Intangible Assets—Goodwill and other intangible assets result from our business acquisitions. In accordance with accounting standards related to business combinations, goodwill and indefinite-lived intangible assets are not amortized; however, certain finite-lived identifiable intangible assets, primarily customer relationships and acquired technology, are amortized over their estimated useful lives. In-process research and development ("IPR&D") is initially capitalized at fair value and when the IPR&D project is complete, the asset is considered a finite-lived intangible asset and amortized over its estimated useful life. If an IPR&D project is abandoned, an impairment loss equal to the value of the intangible asset is recorded in the period of abandonment. We review identified intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We also test intangible assets with indefinite lives and goodwill at least annually for impairment. Refer to Note 3 and Note 6 for additional information about our goodwill and other intangible assets.

Revenue Recognition—We derive revenue from the sale of products and services. Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

Product sales include revenue from the sale of products and equipment, which includes our software and software as a service ("SaaS") product offerings and equipment rentals.

Service sales include revenues from extended warranties, post-contract customer support ("PCS"), maintenance contracts or services, contract labor to perform ongoing service at a customer location, services related to previously sold products, and software implementation services.

For revenue related to a product or service to qualify for recognition, we must have an enforceable contract with a customer that defines the goods or services to be transferred and the payment terms related to those goods or services. Further, collection of substantially all consideration for the goods or services transferred must be probable based on the customer's intent and ability to pay the promised consideration. We apply judgment in determining the customer's ability and intention to pay, which is based on a combination of financial and qualitative factors, including the customer's financial condition, collateral, debt-servicing ability, past payment experience, and credit bureau information.

Customer allowances and rebates, consisting primarily of volume discounts and other short-term incentive programs, are considered in determining the transaction price for the contract. These allowances and rebates are reflected as a reduction in the contract transaction price. Significant judgment is exercised in determining product returns, customer allowances, and rebates, and are estimated based on historical experience and known trends.

Most of our sales contracts contain standard terms and conditions. We evaluate contracts to identify distinct goods and services promised in the contract (performance obligations). Sometimes this evaluation involves judgment to determine whether the goods or services are highly dependent on or highly interrelated with one another, or whether such goods or services significantly modify or customize one another. Certain customer arrangements include multiple performance obligations, typically hardware, software, SaaS, implementation/installation, training, consulting, other services, and/or PCS. Generally, these elements are delivered within the same reporting period, except SaaS, PCS, and other services. We allocate the contract transaction price to each performance obligation on a relative standalone selling price basis. We estimate standalone selling price using the observable price that the good or service sells for separately in similar circumstances and to similar customers or, if observable price is not available, other methods. Allocating the transaction price to each performance obligation sometimes requires significant judgment.

Revenue from sales of hardware is recognized when control transfers to the customer, which is generally when the product is shipped. If any significant obligation to the customer with respect to a sales transaction remains to be fulfilled following shipment (typically installation, other services noted above, or acceptance by the customer), revenue recognition is deferred until such obligations have been fulfilled. Further, revenue related to separately priced extended warranty and product maintenance agreements is deferred when appropriate and recognized as revenue over the term of the agreement.

Shipping and Handling—Shipping and handling costs are included as a component of Cost of sales in the Consolidated Statements of Earnings. Revenue derived from shipping and handling costs billed to customers is included in Sales of products in the Consolidated Statements of Earnings.

Advertising—Advertising costs are expensed as incurred.

Research and Development—We conduct research and development activities for the purpose of developing new products, enhancing the functionality, effectiveness, ease of use, and reliability of our existing products, and expanding the applications for which uses of our products are appropriate. Research and development costs are expensed as incurred.

Restructuring—We periodically initiate restructuring activities to appropriately position our cost base relative to prevailing economic conditions and associated customer demand, as well as in connection with certain acquisitions. Costs associated with restructuring actions can include one-time termination benefits and related charges, in addition to facility closure, contract termination, and other related activities. We record the cost of the restructuring activities when the associated liability is incurred.

We initiated a discrete plan in the first quarter of 2023 that was completed during the fourth quarter of 2023. The nature of these activities were broadly consistent throughout our segments and consist primarily of targeted workforce reductions in response to overall macroeconomic and other external conditions. We incurred these costs to position ourselves to provide superior products and services to customers in a cost-efficient manner, while taking into consideration the impact of broad economic uncertainties. We incurred charges of $58.6 million during the year ended December 31, 2023. These charges are recorded within Cost of sales and Selling, general, and administrative expenses in the Consolidated Statements of Earnings. Accrued restructuring costs were $26 million as of December 31, 2023 and are recorded within Accrued expenses and other current liabilities in the Consolidated Balance Sheets.

Foreign Currency Transaction and Translation—Exchange rate adjustments resulting from foreign currency transactions are recognized in Net earnings. Net foreign currency transaction losses were $5.5 million and $18.2 million for the years ended December 31, 2023 and 2022, respectively. Net foreign currency transaction losses were immaterial for the year ended December 31, 2021. Assets and liabilities of subsidiaries operating outside the United States with a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates and income statement accounts are translated at weighted average exchange rates. These foreign currency translation impacts are reflected as a component of accumulated other comprehensive income (loss) ("AOCI") within Stockholders' equity. As discussed below, the Company uses its foreign currency-denominated debt to partially hedge its net investments in foreign operations against adverse movements in exchange rates.

Accounting for Stock-Based Compensation—We account for stock-based compensation by measuring the cost of employee services received in exchange for all equity awards granted, including stock options, restricted stock units ("RSUs"), and performance stock units ("PSUs"), based on the fair value of the award as of the grant date. Equity-based compensation expense is recognized net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award. For awards subject to graded vesting, compensation expense is recognized separately over each vesting tranche of the award, resulting in an accelerated expense recognition pattern. Refer to Note 15 for additional information.

Income Taxes—In accordance with GAAP, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which the tax benefit has already been reflected on our Consolidated Statements of Earnings. Deferred tax liabilities generally represent items that have already been taken as a deduction on our tax return but have not yet been recognized as an expense in our Consolidated Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Our deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. We evaluate the realizability of deferred income tax assets for each of the jurisdictions in which we operate. If we experience cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, we normally conclude that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if we experience cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, we then consider a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, we would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, we establish a valuation allowance.

We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. We reevaluate the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (1) a tax audit is completed; (2) applicable tax laws change, including a tax case ruling or legislative guidance; or (3) the applicable statute of limitations expires. We recognize potential accrued interest and penalties associated with unrecognized tax positions in income tax expense. Refer to Note 13 for additional information.

Accumulated Other Comprehensive Income (Loss)—AOCI refers to certain gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from net earnings as these amounts are initially recorded as an adjustment to stockholders' equity. Foreign currency translation adjustments are generally not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. During the second quarter of 2022, we designated our ¥14.4 billion Yen-denominated variable interest rate term loan and our €275 million Euro-denominated variable interest rate term loan outstanding as net investment hedges of our investment in certain foreign operations. Accordingly, foreign currency transaction gains or losses on the debt were deferred in the foreign currency translation component of AOCI as an offset to the foreign currency translation adjustments on our investments in foreign subsidiaries. For the years ended December 31, 2023 and 2022, we recognized after-tax losses of $1.2 million and $5.1 million within Other comprehensive income (loss) related to the net investment hedges, respectively.

We recorded no ineffectiveness from our net investment hedges during the years ended December 31, 2023 and 2022. We did not designate any net investment hedges during the year ended December 31, 2021. Any amounts deferred in AOCI will remain until the hedged investment is sold or substantially liquidated.

The changes in AOCI by component are summarized below ($ in millions):

	Foreign currency translation adjustments	Pension & post-retirement plan benefit adjustments [b]	Total
Balance, December 31, 2020	$ (54.0)	$ (87.1)	$ (141.1)
Other comprehensive income (loss) before reclassifications:			
Increase (decrease)	(68.7)	27.7	(41.0)
Income tax impact	—	(6.2)	(6.2)
Other comprehensive income (loss) before reclassifications, net of income taxes	(68.7)	21.5	(47.2)
Amounts reclassified from AOCI into income:			
Increase (decrease)	—	4.3 [a]	4.3
Income tax impact	—	(1.0)	(1.0)
Amounts reclassified from AOCI into income, net of income taxes:	—	3.3	3.3
Net current period other comprehensive income (loss):	(68.7)	24.8	(43.9)
Balance, December 31, 2021	$ (122.7)	$ (62.3)	$ (185.0)
Other comprehensive income (loss) before reclassifications:			
Increase (decrease)	(181.4)	47.6	(133.8)
Income tax impact	—	(10.3)	(10.3)
Other comprehensive income (loss) before reclassifications, net of income taxes	(181.4)	37.3	(144.1)
Amounts reclassified from AOCI into income:			
Increase (decrease)	2.7	0.9 [a]	3.6
Income tax impact	—	(0.2)	(0.2)
Amounts reclassified from AOCI into income, net of income taxes	2.7	0.7	3.4
Net current period other comprehensive income (loss)	(178.7)	38.0	(140.7)
Balance, December 31, 2022	$ (301.4)	$ (24.3)	$ (325.7)
Other comprehensive income (loss) before reclassifications:			
Increase (decrease)	9.7	(13.9)	(4.2)
Income tax impact	—	3.8	3.8
Other comprehensive income (loss) before reclassifications, net of income taxes	9.7	(10.1)	(0.4)
Amounts reclassified from AOCI into income:			
Increase (decrease)	—	0.1 [a]	0.1
Income tax impact	—	(0.1)	(0.1)
Amounts reclassified from AOCI into income, net of income taxes	—	—	—
Net current period other comprehensive income (loss)	9.7	(10.1)	(0.4)
Balance, December 31, 2023	$ (291.7)	$ (34.4)	$ (326.1)

[a] This component of AOCI is included in the computation of net periodic pension cost (refer to Note 11).

[b] Includes balances relating to defined benefit plans, supplemental executive retirement plans, and other postretirement employee benefit plans.

Pension—We measure our pension assets and obligations to determine the funded status as of December 31st each year, and recognize an asset for an overfunded status or a liability for an underfunded status in our Consolidated Balance Sheets. Changes in the funded status of the pension plans are recognized in the year in which the changes occur and are recorded within Other comprehensive income (loss). We record all components of net periodic pension costs, with the exception of service costs, in other non-operating expenses as a component of non-operating income in the accompanying Consolidated Statements of Earnings. Service costs are recorded within Cost of sales and Selling, general and administrative expenses in the Consolidated Statements of Earnings according to the classification of the participant's compensation. Refer to Note 11 for additional information on our pension plans including a discussion of actuarial assumptions.

Recently Issued Accounting Standard

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures*, which amends the disclosure requirements for reportable segments on the interim and annual basis. This standard is effective for fiscal year ending December 31, 2024 and interim periods within fiscal year ending December 31, 2025, with early adoption permitted. The adoption of the standard will not impact our consolidated financial statements. Upon adoption, we will update the applicable interim and annual disclosures to align with the new standard.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)—*Improvements to Income Tax Disclosures*, which amends certain disclosure requirements related to income taxes on an annual basis. This standard is effective for fiscal year ending December 31, 2025, with early adoption permitted. The adoption of the standard will not impact our consolidated financial statements. Upon adoption, we will update the applicable annual disclosures to align with the new standard.

NOTE 3. ACQUISITIONS AND DIVESTITURES

We continually evaluate potential mergers and acquisitions that align with our business portfolio strategy. We have completed a number of acquisitions that have been accounted for as purchases of businesses and resulted in the recognition of goodwill in our financial statements. This goodwill arises when the purchase price for an acquired business exceeds its identifiable assets, net of liabilities. The purchase price for acquired businesses reflect a number of factors, including the future earnings and cash flow potential of the business, the strategic fit and resulting synergies from the complementary portfolio of the acquired business to our existing operations, industry expertise, and market access.

Acquisitions

The following describes our significant acquisition activities for the years ended December 31, 2023, 2022, and 2021.

<u>2023</u>

During the year ended December 31, 2023, we made four acquisitions ("the 2023 acquisitions") in our Intelligent Operating Solutions segment for an aggregate cash consideration of $101.4 million, which includes an immaterial deferred payment, net of acquired cash. The 2023 acquisitions are intended to accelerate our strategy and strengthen our product portfolio, providing world-class solutions to our customers. We recorded approximately $56.7 million of goodwill related to the acquisitions, which is not tax deductible, as well as $41.5 million of intangible assets, primarily consisting of customer relationships, technology, and trade names. All other acquired assets and assumed liabilities are immaterial. The revenues and operating results from the 2023 acquisitions were immaterial.

The purchase price allocation is provisional and is subject to further adjustments as additional information becomes available concerning the fair value of the assets acquired and liabilities assumed. We make appropriate adjustments to purchase price allocations as soon as practicable but no later than the expiration of the applicable measurement period.

<u>2021</u>

Provation

On December 27, 2021, we acquired Provation Software, Inc. ("Provation"), a leading provider of clinical workflow software solutions used in hospitals and ambulatory surgery centers. The acquisition of Provation extends our digital offering and software capabilities in the healthcare space. The total consideration paid was approximately $1.4 billion, net of acquired cash and was primarily financed with proceeds from our financing activities and available cash. We recorded $972 million of goodwill related to the acquisition, which is not tax deductible. Provation is an operating company within our Advanced Healthcare Solutions segment.

ServiceChannel

On August 24, 2021, we acquired ServiceChannel Holdings, Inc. ("ServiceChannel"), a privately held, global provider of SaaS based multi-site facilities maintenance service solutions with an integrated service-provider network. The acquisition of ServiceChannel broadens our offering of software-enabled solutions for the facility and asset lifecycle workflow. The total consideration paid was approximately $1.2 billion, net of acquired cash, and includes approximately $28 million of deferred compensation consideration that was recognized ratably over a twelve-month service period. The ServiceChannel acquisition was primarily financed with available cash and proceeds from our financing activities. We recorded approximately $868 million of goodwill related to the ServiceChannel acquisition, which is not tax deductible. ServiceChannel is an operating company within our Intelligent Operating Solutions segment.

Other Acquisition-related Matters

On April 1, 2019 (the "Principal Closing Date"), we acquired the advanced sterilization products business ("ASP") of Johnson & Johnson, a New Jersey corporation. Prior to our acquisition of ASP, Johnson & Johnson received a Civil Investigative Demand from the United States Department of Justice ("DOJ") regarding a False Claims Act investigation arising from a whistleblower lawsuit pertaining to the pricing, quality, marketing, and promotion of certain of ASP's products. Based on the totality of available information at the Principal Closing Date and throughout the applicable measurement period, management allocated $26 million of the $2.7 billion purchase price to a potential liability related to the aforementioned litigation. Following the Principal Closing Date, management continually evaluated the likelihood and magnitude of the asserted claims based on any new information that became available. In the second quarter of 2021, following the unsealing of the whistleblower lawsuit and DOJ's declination to intervene in the litigation, the plaintiff dismissed the whistleblower lawsuit. Based on these developments, management derecognized the litigation liability from our Consolidated Balance Sheet and recorded as a Gain on litigation resolution of $26 million within Non-operating income (expense), net in our Consolidated Statements of Earnings during the year ended December 31, 2021.

During 2019, we acquired Censis Technologies ("Censis"). At the closing date of the purchase of Censis, a contractual liability existed which management allocated to the purchase price and was recorded in our Consolidated Balance Sheet. During the fourth quarter of 2021, that liability was discharged for an amount less than the amount allocated, and the excess was recorded as a Gain on litigation resolution of $3.9 million within Non-operating income (expense), net in our Consolidated Statements of Earnings during the year ended December 31, 2021.

Divestitures

On September 30, 2022, we completed the sale of our Therapy Physics product line, which was reported in our Advanced Healthcare Solutions segment, to an unrelated third party for cash consideration of $9.6 million. As a result of the sale, during the year ended December 31, 2022, we recorded a net realized pre-tax gain totaling $0.5 million, net of transaction costs, which was recorded within "Other non-operating expense, net" in the Consolidated Statements of Earnings. The divestiture of this product line did not represent a strategic shift with a significant effect on the Company's operations and financial results and therefore the divested product line is not reported as a discontinued operation.

Subsequent Event

On January 3, 2024, we acquired EA Elektro-Automatik Holding GmbH ("EA"), a leading supplier of high-power electronic test solutions for energy storage, mobility, hydrogen, and renewable energy applications. The total consideration paid was approximately $1.72 billion, net of acquired cash. We funded this transaction with financing activities and available cash. We will record a preliminary purchase price allocation for the assets acquired and liabilities assumed in connection with the acquisition based on their estimated fair values as of the acquisition date. We expect to allocate a significant portion of the purchase to goodwill and intangible assets. We will assign the full amount of goodwill to our Precision Technologies segment. We do not expect the goodwill to be deductible for tax purposes.

We are currently in the process of finalizing the accounting for this transaction. We have not completed our analysis of identifying and estimating the fair value of identifiable intangible assets acquired. The measurement period for the valuation of net assets acquired ends as soon as information on the facts and circumstances that existed as of the acquisition date becomes available, but not to exceed 12 months following the acquisition date. Adjustments in purchase price allocations may require a change in the amounts allocated to net assets acquired during the periods in which the adjustments are determined.

NOTE 4. INVENTORIES

The classes of inventory as of December 31 are summarized as follows ($ in millions):

	2023	2022
Finished goods	$ 214.1	$ 215.3
Work in process	108.9	96.4
Raw materials	213.9	225.0
Total	$ 536.9	$ 536.7

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

The classes of property, plant and equipment as of December 31 are summarized as follows ($ in millions):

	2023		2022	
Land and improvements	$	54.4	$	54.3
Buildings and leasehold improvements		317.2		312.3
Machinery, equipment and other		877.2		809.8
Gross property, plant and equipment		1,248.8		1,176.4
Less: accumulated depreciation		(809.0)		(754.5)
Property, plant and equipment, net	$	439.8	$	421.9

NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

As discussed in Note 3, goodwill arises from the purchase price for acquired businesses exceeding the fair value of tangible and intangible assets acquired, less assumed liabilities. We assess the goodwill of each of our reporting units for impairment at least annually as of the first day of the fourth quarter and as "triggering" events occur that indicate that it is more likely than not that an impairment exists. We performed both qualitative and quantitative impairment tests for reporting units, as determined to be appropriate.

We estimate the fair value of our reporting units primarily using a market approach, based on multiples of earnings before interest, taxes, depreciation, and amortization ("EBITDA") determined by current trading market multiples of earnings for companies operating in businesses similar to each of our reporting units, in addition to recent market available sale transactions of comparable businesses. In certain circumstances we also evaluate other factors including results of the estimated fair value utilizing a discounted cash flow analysis (i.e., an income approach), market positions of the businesses, comparability of market sales transactions, and financial and operating performance in order to validate the results of the market approach. If the estimated fair value of the reporting unit is less than its carrying value, we will impair the goodwill for the amount of the carrying value in excess of the fair value.

We performed goodwill impairment testing for our reporting units. As of the date of the 2023 annual impairment test, the carrying value of goodwill in each reporting unit ranged from $180.0 million to approximately $5.6 billion. No goodwill impairment charges were recorded for continuing operations for the years ended December 31, 2023, 2022, and 2021. We assessed all "triggering" events subsequent to the performance of the 2023 annual impairment test and, as a result, have not identified any impacts to goodwill. The factors used by management in its impairment analysis are inherently subject to uncertainty. If actual results are not consistent with management's estimates and assumptions, goodwill and other intangible assets may be overstated and a charge would need to be taken against net earnings.

The following is a rollforward of our goodwill by segment ($ in millions):

	Intelligent Operating Solutions	Precision Technologies	Advanced Healthcare Solutions	Total
Balance, December 31, 2021	$ 4,126.0	$ 1,840.0	$ 3,186.0	$ 9,152.0
Measurement period adjustments for prior year acquisitions	(5.9)	—	3.7	(2.2)
Attributable to current year acquisitions and divestitures	—	0.9	(3.2)	(2.3)
Foreign currency translation and other	(45.7)	(30.7)	(22.6)	(99.0)
Balance, December 31, 2022	4,074.4	1,810.2	3,163.9	9,048.5
Attributable to current year acquisitions	56.7	—	—	56.7
Foreign currency translation and other	17.8	(0.6)	(0.7)	16.5
Balance, December 31, 2023	$ 4,148.9	$ 1,809.6	$ 3,163.2	$ 9,121.7

Finite-lived intangible assets are amortized over the shorter of their legal or estimated useful lives. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset as of December 31 ($ in millions):

	2023		2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangibles:				
Patents and technology	$ 1,139.6	$ (687.1)	$ 1,127.3	$ (581.5)
Customer relationships and other intangibles	3,568.0	(1,573.2)	3,542.6	(1,317.2)
Trademarks and trade names	117.7	(19.8)	111.1	(11.4)
Total finite-lived intangibles	4,825.3	(2,280.1)	4,781.0	(1,910.1)
Indefinite-lived intangibles:				
Trademarks and trade names	614.6	—	616.5	—
Total intangibles	$ 5,439.9	$ (2,280.1)	$ 5,397.5	$ (1,910.1)

Total intangible amortization expense in 2023, 2022, and 2021 was $370 million, $382 million and $321 million, respectively. Based on the intangible assets recorded as of December 31, 2023, amortization expense is estimated to be $373 million during 2024, $369 million during 2025, $353 million during 2026, $326 million during 2027, and $314 million during 2028.

We evaluated events or circumstances that may indicate the carrying value of our intangible assets may not be fully recoverable during the year ended December 31, 2023, and recorded no material impairments.

NOTE 7. FAIR VALUE MEASUREMENTS

Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value for assets and liabilities required to be carried at fair value, and provide for certain disclosures related to the valuation methods used within the valuation hierarchy as established within the accounting standards. This hierarchy prioritizes the inputs into three broad levels as follows:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation.
- Level 3 inputs are unobservable inputs based on our assumptions. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial assets and liabilities that are measured at fair value on a recurring basis were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
December 31, 2023				
Deferred compensation liabilities	—	39.9	—	39.9
December 31, 2022				
Deferred compensation liabilities	—	31.5	—	31.5

Certain management employees participate in our nonqualified deferred compensation programs that permit such employees to defer a portion of their compensation, on a pretax basis, until after their termination of employment. All amounts deferred under such plans are unfunded, unsecured obligations and are recorded as a component of our compensation and other post-retirement benefits accruals within Other long-term liabilities in the accompanying Consolidated Balance Sheets. Participants may choose among alternative earning rates for the amounts they defer, which are primarily based on investment options within our defined contribution plans for the benefit of U.S. employees ("401(k) Programs") (except that the earnings rates for amounts contributed unilaterally by the Company are entirely based on changes in the value of Fortive common stock). Changes in the deferred compensation liability under these programs are recognized based on changes in the fair value of the participants' accounts and are recorded within Selling, general and administrative expenses in the Consolidated Statements of Earnings.

Non-recurring Fair Value Measurements

Certain non-financial and financial assets that are not required to be measured at fair value on a recurring basis and are reported at carrying value. However, these assets are required to be assessed for impairment whenever events or circumstances indicate that their carrying value may not be fully recoverable. Refer to Note 2 for additional information about these assets.

Fair Value of Other Financial Instruments

The carrying amounts and fair values of financial instruments as of December 31 were as follows ($ in millions):

	2023		2022	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Current portion of long-term debt	$ —	$ —	$ 999.7	$ 1,000.0
Long-term debt, net of current maturities	3,646.2	3,539.4	2,251.6	2,078.1

As of December 31, 2023 and 2022, the current portion of long-term debt and long-term debt, net of current maturities were categorized as Level 1.

The fair value of the long-term borrowings were based on quoted market prices. The difference between the fair value and the carrying amounts of long-term borrowings may be attributable to changes in market interest rates and/or our credit ratings subsequent to the borrowing. The fair value of cash and equivalents, trade accounts receivable, net, and trade accounts payable, and commercial paper approximates their carrying amount due to the short-term maturities of these instruments.

Refer to Note 11 for information related to the fair value of the Company-sponsored defined benefit pension plan assets.

NOTE 8. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31 were as follows ($ in millions):

	2023		2022	
	Current	Long-term	Current	Long-term
Deferred revenue	$ 544.6	$ 45.8	$ 509.6	$ 38.0
Compensation and other post-retirement benefits	278.9	53.7	241.7	48.3
Taxes, income and other	129.8	809.0	132.5	893.5
Operating lease liabilities	37.6	126.3	38.4	131.0
Sales and product allowances	17.6	—	20.1	—
Warranty	19.4	1.4	20.0	1.6
Claims, including self-insurance and litigation	6.4	14.4	5.2	14.8
Pension obligations	4.6	88.7	4.4	77.9
Other	143.8	9.7	132.5	18.2
Total	$ 1,182.7	$ 1,149.0	$ 1,104.4	$ 1,223.3

Warranty

We generally accrue estimated warranty costs at the time of sale. In general, manufactured products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Warranty period terms depend on the nature of the product and range from 90 days up to the life of the product. The amount of the accrued warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and, in certain instances, estimated property damage. The accrued warranty liability is reviewed on a quarterly basis and may be adjusted as additional information regarding expected warranty costs becomes known. Warranty activity and settlements for the periods presented were immaterial.

NOTE 9. LEASES

We determine if an arrangement is or contains a lease at inception and recognize a right-of-use ("ROU") asset and a lease liability for all leases with terms greater than 12 months. We have operating leases for office space, warehouses, distribution centers, research and development facilities, manufacturing locations, and certain equipment, primarily automobiles. Many leases include optional terms, ranging from options to terminate the lease in less than one year to options to extend the lease for up to 20 years. We include optional periods as part of the lease term when we determine that we are reasonably certain to exercise the renewal option or we will not early terminate the lease. Reasonably certain is based on economic incentives and represents a high threshold. We have lease agreements with lease and non-lease components, and we have elected the practical expedient for all underlying asset classes to account for the lease and related non-lease component(s) as a single lease component.

Lease-related balances are recorded within the following three line items on the Consolidated Balance Sheet: (i) Other assets; (ii) Accrued expenses and Other current liabilities; and (iii) Other long-term liabilities.

Operating lease cost was $49 million, $56 million, and $60 million for the years ended December 31, 2023, 2022, and 2021, respectively.

During the years ended December 31, 2023 and 2022, cash paid for operating leases included in operating cash flows was $47 million and $50 million, respectively. Operating lease ROU assets obtained in exchange for operating lease liabilities were $31 million and $32 million for the years ended December 31, 2023 and 2022, respectively. Operating lease ROU assets were $155 million and $162 million as of December 31, 2023 and 2022, respectively. Operating lease liabilities were $164 million and $169 million as of December 31, 2023 and 2022.

The following table presents the maturities of our operating lease liabilities as of December 31, 2023 ($ in millions):

2024	$	42.2
2025		35.9
2026		28.9
2027		22.1
2028		13.5
Thereafter		41.1
Total lease payments		183.7
Less: imputed interest		(19.8)
Total operating lease liabilities	$	163.9

As of December 31, 2023 and 2022, the weighted average lease term of our operating leases was 9 years and 7 years, respectively, and the weighted average discount rate of our operating leases was 3.6% and 3.0%, respectively. We primarily use our incremental borrowing rate as the discount rate for our operating leases, as we are generally unable to determine the interest rate implicit in the lease.

As of December 31, 2023, we did not enter into operating leases for which the lease term had not yet commenced.

NOTE 10. FINANCING

The carrying value of the components of our long-term debt as of December 31 were as follows ($ in millions):

		2023		2022
U.S. dollar-denominated commercial paper	$	1,251.2	$	405.0
Delayed-Draw Term Loan due 2024		550.0		—
Euro Term Loan due 2025		303.6		294.4
Yen Term Loan due 2025		102.1		109.8
3.15% senior unsecured notes due 2026		900.0		900.0
4.30% senior unsecured notes due 2046		550.0		550.0
Delayed-Draw Term Loan due 2023		—		1,000.0
Long-term debt, principal amounts		3,656.9		3,259.2
Less: aggregate unamortized debt discounts, premiums, and issuance costs		10.7		7.9
Long-term debt, carrying value		3,646.2		3,251.3
Less: current portion of long-term debt		—		999.7
Long-term debt, net of current maturities	$	3,646.2	$	2,251.6

Commercial Paper Programs

We periodically issue commercial paper under our U.S. dollar and Euro-denominated commercial paper programs ("Commercial Paper Programs"). Under these programs, we may issue unsecured promissory notes with maturities not exceeding 397 and 183 days, respectively.

Credit support for the Commercial Paper Programs is provided by a five-year $2.0 billion senior unsecured revolving credit facility that expires on October 18, 2027 (the "Revolving Credit Facility"). As of December 31, 2023, no borrowings were outstanding under the Revolving Credit Facility. Refer to the section below for further discussion on the Revolving Credit Facility.

The details of our Commercial Paper Programs as of December 31, 2023 were as follows ($ in millions):

	Carrying value [a]	Weighted average annual effective rate	Weighted average maturity (in days)
U.S. dollar-denominated commercial paper	$ 1,246.8	5.7 %	40

[a] Net of unamortized debt discount.

The availability of the Revolving Credit Facility as a standby liquidity facility to repay maturing commercial paper is an important factor in maintaining the Commercial Paper Programs' credit ratings. We expect to limit any future borrowings under the Revolving Credit Facility to amounts that would leave sufficient credit available under the facility to allow us to borrow, if needed, to repay any outstanding commercial paper as it matures.

We classified our borrowings outstanding under the Commercial Paper Programs as of December 31, 2023 as long-term debt in the accompanying Consolidated Balance Sheets as we have the intent and ability, as supported by availability under the Revolving Credit Facility referenced above, to refinance these borrowings for at least one year from the balance sheet date.

Proceeds from borrowings under the commercial paper programs are typically available for general corporate purposes, including acquisitions.

Credit Facilities

Revolving Credit Facility

We have a five-year $2.0 billion Revolving Credit Facility that was last amended on October 18, 2022 (the "Amended and Restated Credit Agreement"), which extended the availability period of the Revolving Credit Facility to October 18, 2027 with an additional two one year extension options at our request and with the consent of the lenders. The Amended and Restated Credit Agreement also contains an option permitting us to request an increase in the amounts available under the Revolving Credit Facility of up to an aggregate additional $1.0 billion.

We are obligated to pay an annual facility fee for the Revolving Credit Facility of between 6.5 and 15 basis points varying according to our long-term debt credit rating. Borrowings under the new Revolving Credit Facility in U.S Dollars bear interest at a rate equal, at our option, to either (1) Term Secured Overnight Financing Rate ("Term SOFR"), plus a 10 basis points Credit Spread Adjustment ("CSA") plus a margin of between 68.5 and 110.0 basis points, depending on our long-term debt credit rating or (2) the highest of (a) the Federal funds rate plus 50 basis points, (b) the prime rate, (c) Term SOFR plus 100 basis points and (d) 1.0%, plus in each case a margin between zero and 10 basis points depending on our long-term debt credit rating.

In addition, beginning with our 2023 performance relative to our annual greenhouse gas reduction targets, the interest rate on any borrowings can increase or decrease by 4.0 basis points and the facility fee can increase or decrease by 1.0 basis points, for a maximum impact of an increase or decrease of 5.0 basis points.

The Amended and Restated Credit Agreement requires us to maintain a consolidated net leverage ratio of debt to consolidated EBITDA (as defined in the Credit Agreement) of less than 3.5 to 1.0. The maximum consolidated net leverage ratio will be increased to 4.0 to 1.0 for the four consecutive full fiscal quarters immediately following the consummation of any acquisition by us in which the purchase price exceeds $250 million. The Amended and Restated Credit Agreement also contains customary representations, warranties, conditions precedent, events of default, indemnities, and affirmative and negative covenants.

As of December 31, 2023 and 2022, we were in compliance with all covenants under the Amended and Restated Credit Agreement.

Delayed-Draw Term Loan due 2024

On December 7, 2023, we entered into a term loan credit agreement, which provides for a delayed-draw term loan facility up to an aggregate principal amount of $1.3 billion (the "Term Loan Credit Agreement"). The Company may draw on the funds under the Term Loan Credit Agreement, in up to three advances, which may be made on or prior to March 31, 2024. Borrowings under the Delayed-Draw Term Loan facility may be Base Rate Loans or Term SOFR Loans, and bears interest as follows: (1) Term SOFR Loans bear interest at a variable rate equal to Term SOFR plus a margin of between 75 and 125 basis point, depending on the Company's long-term credit rating; and (2) Base Rate Loans bear interest at the highest of (a) the Federal funds rate plus 50 basis points, (b) the prime rate, (c) Term SOFR plus 100 basis points and (d) 1.0%, plus in each case a margin between zero and 25 basis points depending on our long-term debt credit rating. In addition, the Company will pay to each lender under the Term Loan Credit Agreement a ticking fee at a rate per annum equal to an amount between 6.5 and 15 basis points, depending on the Company's long-term debt credit rating, of such lender's daily maximum aggregate amount of commitments under the Term Loan Credit Agreement, ending on the earlier of March 31, 2024 or termination of the commitments under the Term Loan Credit Agreement. The ticking fee begins to accrue on February 5, 2024.

On December 14, 2023, we drew down $550 million of the $1.3 billion available under the delayed-draw senior unsecured term facility ("Delayed-Draw Term Loan Due 2024") as a Term SOFR Loan. The repayment of the principal is due on December 12, 2024. Borrowings under the Delayed-Draw Term Loan Due 2024 are prepayable at our option in whole or in part without premium or penalty and amounts borrowed may not be reborrowed once repaid.

Financing Transactions Subsequent to December 31, 2023

On January 2, 2024, we drew down an additional $450 million of the $1.3 billion Delayed-Draw Term Loan due 2024 as part of the funding for the acquisition of EA. Refer to Note 3 for additional information regarding the EA acquisition.

On February 13, 2024, we completed the sale of our registered offering of €500 million aggregate principal amount of our 3.7% Euro-denominated senior unsecured notes due 2026 (the "2026 Notes") and €700 million aggregate principal amount of our 3.7% Euro-denominated senior unsecured notes due 2029 (the "2029 Notes"). The 2026 Notes bear interest at 3.7% per annum and mature on February 13, 2026, and the 2029 Notes also bear interest at 3.7% per annum and mature on August 15, 2029. Interest on the 2026 Notes will be paid annually in arrears on February 13 of each year, beginning on February 13, 2025 and interest on the 2029 Notes will be paid annually in arrears on August 15 of each year, beginning on August 15, 2024. We received net proceeds, after underwriting discounts and commissions and offering expenses, of approximately $1.3 billion based on the currency exchange rates at which the proceeds denominated in Euro were converted into U.S. dollar. We used the net proceeds to refinance the $1.0 billion outstanding principal of the Delayed-Draw Term Loan Due 2024 and pay accrued interest thereon, refinance borrowings under the U.S. dollar-denominated commercial paper, and for general corporate purposes. We also designated both the 2026 Notes and the 2029 Notes as net investment hedges of our investment in certain foreign operations.

Delayed-Draw Term Loan due 2023

On October 18, 2022, we entered into a term loan credit agreement, which provides for a 364-day delayed-draw term loan facility up to an aggregate principal amount of $1.0 billion. On December 15, 2022, we drew down the full $1.0 billion delayed-draw senior unsecured term facility ("Delayed-Draw Term Loan Due 2023") as a Term SOFR Loan with repayment of the principal is due on December 14, 2023. The Delayed-Draw Term Loan Due 2023 bore interest at a variable rate equal to Term SOFR with a one month period plus a Credit Spread Adjustment of 10 basis point plus a spread of between 82.5 and 107.5 basis point, depending on the Company's long-term credit rating. Borrowings under the Delayed-Draw Term Loan Due 2023 were prepayable at our option in whole or in part without premium or penalty and amounts borrowed may not be reborrowed once repaid. On August 24, 2023, we repaid $250 million of the Delayed-Draw Term Loan Due 2023. On December 14, 2023, we repaid the remaining $750 million in outstanding principal and accrued interest thereon using the proceeds from the Delayed-Draw Term Loan Due 2024 and available cash.

Euro Term Loan

On June 21, 2022, we entered into a three-year €275 million senior unsecured term facility ("Euro Term Loan"). On June 28, 2022, we drew and converted the entire available balance under the facility, which yielded net proceeds of $290 million. The Euro Term Loan is due on June 23, 2025 and is pre-payable at our option. The Euro Term Loan bears interest at a rate of Euro Interbank Offered Rate ("Euribor"), plus 55 basis points; provided, however that the Euribor may not be less than zero for the Euro Term Loan.

Yen Term Loan

On June 17, 2022, we entered into a three-year, ¥14.4 billion senior unsecured term facility ("Yen Term Loan"). On the same day, we drew and converted the entire available balance under the facility, which yielded net proceeds of $107 million. The Yen Term Loan is due on June 17, 2025 and is pre-payable at our option. The Yen Term Loan bears interest at a rate of Tokyo Term Risk Free Rate ("TORF"), plus 65 basis points; provided, however, that the TORF may not be less than zero for the Yen Term Loan.

Debt-for-Equity Exchange

On January 19, 2021, we completed the Debt-for-Equity Exchange of 33.5 million shares of common stock of Vontier, representing all of the Retained Vontier Shares, for $1.1 billion in aggregate principal amount of indebtedness of the Company held by Goldman Sachs & Co. We recorded a loss on extinguishment of the debt included in the Debt-for-Equity Exchange of $94.4 million in the year ended December 31, 2021. Additionally, during the first quarter of 2021 we recognized a gain of $57.0 million related to the subsequent change in the fair value of the Retained Vontier Shares.

Convertible Senior Notes

On February 22, 2019, we issued $1.4 billion in aggregate principal amount of our 0.875% Convertible Senior Notes due 2022 (the "Convertible Notes"), including $187.5 million in aggregate principal amount resulting from an exercise in full of an over-allotment option. The Convertible Notes were issued in a private placement to certain initial purchasers for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

The Convertible Notes bear interest at a rate of 0.875% per year, payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2019. Of the $1.4 billion in principal amount from the issuance of the Convertible Notes, $1.3 billion was classified as debt and $102.2 million was classified as equity, using an assumed effective interest rate of 3.38%. Debt issuance costs of $24.3 million were proportionately allocated to debt and equity.

On February 9, 2021, we repurchased $281 million of the Convertible Notes using the remaining cash proceeds received from Vontier in the Separation and other cash on hand. In connection with the repurchase, we recorded a loss on debt extinguishment during 2021 of $10.5 million. In addition, upon repurchase we recorded $11.6 million as a reduction to additional paid-in capital related to the equity component of the repurchased Convertible Notes.

Upon conversion of the Convertible Notes, holders were entitled to receive cash, shares of our common stock, or a combination thereof, at our election. Upon adopting Accounting Standards Update No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"), on January 1, 2022, we reclassified the carrying value of the instrument wholly to debt, eliminating the value formerly attributable to the conversion feature and the associated debt issuance costs that were previously classified as equity.

On February 15, 2022, the maturity date of the Convertible Notes, Fortive repaid, in cash, $1.2 billion in outstanding principal and accrued interest thereon. We recognized $2.1 million in interest expense during the year ended December 31, 2022, of which $1.3 million related to the contractual coupon rate of 0.875%, $0.8 million was attributable to the amortization of debt issuance costs. We recognized $45 million in interest expense during the year ended December 31, 2021, of which $10 million related to the contractual coupon rate of 0.875%, $6 million was attributable to the amortization of debt issuance costs, and $29 million was attributable to the amortization of the discount.

Registered Notes

As of December 31, 2023, we had outstanding the following senior notes, collectively the "Registered Notes":

- $900 million aggregate principal amount of senior notes due June 15, 2026 issued at 99.644% of their principal amount and bearing interest at the rate of 3.15% per year.

- $350 million and $200 million aggregate principal amounts of senior notes due June 15, 2046 issued at 99.783% and 101.564%, respectively, of their principal amounts and bearing interest at the rate of 4.30% per year.

Interest on the Registered Notes is payable semi-annually in arrears on June 15 and December 15 of each year.

Covenants and Redemption Provisions Applicable to Registered Notes

We may redeem the Registered Notes of the applicable series, in whole or in part, at any time prior to the dates specified in the Registered Notes indenture (the "Call Dates") by paying the principal amount and the "make-whole" premium specified in the

Registered Notes indenture, plus accrued and unpaid interest. Additionally, we may redeem all or any part of the Registered Notes of the applicable series on or after the Call Dates without paying the "make-whole" premium specified in the Registered Notes indenture.

Registered Notes Series	Call Dates
3.15% senior unsecured notes due 2026	March 15, 2026
4.30% senior unsecured notes due 2046	December 15, 2045

If a change of control triggering event occurs, we will, in certain circumstances, be required to make an offer to repurchase the Registered Notes at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest. A change of control triggering event is defined as the occurrence of both a change of control and a rating event, each as defined in the Registered Notes indenture. Except in connection with a change of control triggering event, the Registered Notes do not have any credit rating downgrade triggers that would accelerate the maturity of the Registered Notes.

The Registered Notes contain customary covenants, including limits on the incurrence of certain secured debt and sale/leaseback transactions. None of these covenants are considered restrictive to our operations and as of December 31, 2023, we were in compliance with all of our covenants.

There are $550 million of minimum principal payments due under our total long-term debt as of December 31, 2023 during 2024. The future minimum principal payments due are presented in the following table:

	Term Loans	Registered Notes	Total
2024 [(a)]	$ 550.0	$ —	$ 550.0
2025	405.7	—	405.7
2026	—	900.0	900.0
2027	—	—	—
2028	—	—	—
Thereafter	—	550.0	550.0
Total principal payments [(b)]	$ 955.7	$ 1,450.0	$ 2,405.7

[(a)] This outstanding principal amount is related to the Delayed Draw Term Loan due 2024.

[(b)] Not included in the table above are discounts, premiums and issuance costs associated with the Registered Notes and Commercial Paper, which totaled $6.3 million as of December 31, 2023, and have been recorded as an offset to the carrying amount of the related debt in the accompanying Consolidated Balance Sheet as of December 31, 2023. In addition, the table above does not include principal balance of $1,251.2 million under the Commercial Paper Program.

NOTE 11. RETIREMENT BENEFIT PLANS

Certain employees participate in noncontributory defined benefit pension plans. In general, our policy is to fund these plans based on considerations relating to legal requirements, underlying asset returns, the plan's funded status, the anticipated deductibility of the contribution, local practices, market conditions, interest rates, and other factors. Our U.S. pension plans are frozen, and as such, there are no ongoing benefit accruals associated with the U.S. pension plans. The following describes our significant pension plans as of December 31, 2023 and 2022.

The following sets forth the funded status of our plans and amounts recorded in Accumulated other comprehensive income (loss) as of the most recent actuarial valuations using measurement dates of December 31 ($ in millions):

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2023	2022	2023	2022
Change in pension benefit obligation:				
Benefit obligation at beginning of year	$ 33.1	$ 46.4	$ 230.7	$ 340.8
Service cost	—	—	2.6	3.5
Interest cost	1.7	1.1	8.8	3.4
Employee contributions	—	—	1.4	1.3
Benefits paid and other plan costs	(2.1)	(2.2)	(11.4)	(10.1)
Actuarial loss (gain)	0.5	(12.2)	12.5	(81.0)
Amendments, settlements and curtailments	—	—	(1.8)	(4.6)
Plan acquisitions and other	—	—	(0.4)	1.4
Foreign exchange rate impact	—	—	11.0	(24.0)
Benefit obligation at end of year	33.2	33.1	253.4	230.7
Change in plan assets:				
Fair value of plan assets at beginning of year	25.9	31.9	162.7	223.1
Actual return on plan assets	2.3	(5.7)	6.4	(40.2)
Employer contributions	1.4	1.9	10.9	10.7
Employee contributions	—	—	1.4	1.3
Amendments and settlements	—	—	(1.2)	(4.7)
Benefits paid and other plan costs	(2.0)	(2.2)	(11.4)	(10.1)
Plan acquisitions and other	—	—	(0.3)	(0.4)
Foreign exchange rate impact	—	—	8.3	(17.0)
Fair value of plan assets at end of year	27.6	25.9	176.8	162.7
Funded status	$ (5.6)	$ (7.2)	$ (76.6)	$ (68.0)

The difference between the accumulated benefit obligation and the projected benefit obligation as of December 31, 2023 and 2022 is immaterial.

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2023	2022	2023	2022
Amounts recorded in the Consolidated Balance Sheets as of December 31				
Other assets	$ —	$ —	$ 11.1	$ 7.1
Accrued expenses and other current liabilities	(0.6)	(0.6)	(4.0)	(3.8)
Other long-term liabilities	(5.0)	(6.6)	(83.7)	(71.3)
Net amount	$ (5.6)	$ (7.2)	$ (76.6)	$ (68.0)

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2023	2022	2023	2022
Amounts recorded in AOCI as of December 31				
Prior service cost	$ —	$ —	$ (1.2)	$ (2.0)
Net gain (loss)	2.1	1.6	(48.3)	(34.2)
Total pre-tax amount	$ 2.1	$ 1.6	$ (49.5)	$ (36.2)

Weighted average assumptions used to determine benefit obligations at date of measurement

	U.S. Pension Plans		Non-U.S. Pension Plans	
	2023	**2022**	**2023**	**2022**
Discount rate	5.14 %	5.42 %	3.33 %	3.94 %
Rate of compensation increase [a]	N/A	N/A	2.65 %	2.73 %

[a] The frozen U.S. pension plans do not use the rate of compensation increase as an input in determining the benefit obligations at date of measurement.

Components of net periodic pension cost

The following sets forth the components of net periodic pension cost for our plans for the years ended December 31 ($ in millions):

	U.S. Pension Benefits					Non-U.S. Pension Benefits					
	2023		**2022**		**2021**		**2023**		**2022**		**2021**
Service cost	$	—	$	—	$	—	$	2.6	$	3.5	$	4.1
Interest cost		1.7		1.1		1.0		8.8		3.4		2.8
Expected return on plan assets		(1.4)		(1.4)		(1.0)		(7.1)		(5.2)		(5.0)
Amortization of net loss		0.1		0.1		0.1		0.7		2.6		3.9
Amortization of prior service cost		—		—		—		0.2		0.2		0.3
Net curtailment and settlement loss recognized		—		—		(0.1)		(0.1)		(1.2)		0.2
Net periodic pension cost	$	0.4	$	(0.2)	$	—	$	5.1	$	3.3	$	6.3

Weighted average assumptions used to determine net periodic pension cost at date of measurement

	U.S. Pension Plans			Non-U.S. Pension Plans		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
Discount rate	5.42 %	2.82 %	2.65 %	3.94 %	1.31 %	0.99 %
Expected return on plan assets	6.47 %	5.20 %	4.32 %	4.36 %	2.58 %	2.34 %
Rate of compensation increase [a]	N/A	N/A	N/A	2.73 %	2.43 %	2.36 %

[a] The frozen U.S. pension plans do not use the rate of compensation increase as an input in determining the net periodic pension cost at date of measurement.

The discount rates reflect the market rate on December 31 for high-quality fixed-income investments with maturities corresponding to our benefit obligations and are subject to change each year. Rates appropriate for each plan are determined based on investment grade instruments with maturities approximately equal to the average expected benefit payout under the plan.

The expected rates of return reflect the asset allocation of the plans and ranged from 1.50% to 6.47% in 2023, 1.25% to 5.20% in 2022, and 1.25% to 4.32% in 2021. The domestic plan rate is based primarily on broad publicly-traded-equity and fixed-income indices and forward-looking estimates of active portfolio and investment management. The expected rates of return on asset assumptions for the non-U.S. plans were determined on a plan-by-plan basis based on the composition of assets.

Plan Assets

Plan assets are invested in various mutual funds, insurance contracts, and other private investments as determined by the administrator of each plan. Certain mutual funds and other private investments, are valued using the net asset value ("NAV") method as a practical expedient. The investments valued using the NAV method are allocated across a broad array of funds and diversify the portfolio. The value of the plan assets directly affects the funded status of our pension plans recorded in the financial statements.

The fair values of our pension plan assets as of December 31, 2023, by asset category were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
Cash and equivalents	$	8.4	$	—	$	—	$	8.4
Mutual funds		—		19.4		—		19.4
Insurance contracts		—		25.3		—		25.3
Total	$	8.4	$	44.7	$	—	$	53.1
Investments measured at NAV[a]:								
Mutual funds								111.8
Other private investments								39.5
Total assets at fair value							$	204.4

[a] The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

The fair values of our pension plan assets as of December 31, 2022, by asset category were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total	
Cash and equivalents	$	5.7	$	—	$	—	$	5.7
Mutual funds		—		18.4		—		18.4
Insurance contracts		—		19.9		—		19.9
Total	$	5.7	$	38.3	$	—	$	44.0
Investments measured at NAV[a]:								
Mutual funds								98.6
Other private investments								46.0
Total assets at fair value							$	188.6

[a] The fair value amounts presented in the table above are intended to permit reconciliation of the fair value hierarchy to the total fair value of plan assets.

Certain mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded. Common stock, corporate bonds, and mutual funds that are not traded on an active market are valued at quoted prices reported by investment brokers and dealers based on the underlying terms of the security and comparison to similar securities traded on an active market.

Certain mutual funds and other private investments are valued using NAV based on the information provided by the asset fund managers, which reflects the plan's share of the fair value of the net assets of the investment.

Expected Contributions

During 2023, we contributed $1 million and $11 million to our U.S. and non-U.S. defined benefit pension plans, respectively. During 2024, our cash contribution requirements for our U.S. and non-U.S. defined benefit pension plans are expected to be approximately $1 million and $9 million, respectively.

The following sets forth benefit payments to participants, which reflect expected future service, as appropriate, expected to be paid by the plans in the periods indicated ($ in millions):

	U.S. Pension Plans	Non-U.S. Pension Plans	All Pension Plans
2024	$ 2.3	$ 11.5	$ 13.8
2025	2.4	10.5	12.9
2026	2.5	10.3	12.8
2027	2.5	10.7	13.2
2028	2.5	11.4	13.9
2029-2033	12.4	51.7	64.1

Defined Contribution Plans

We administer and maintain 401(k) programs and contributions to the 401(k) programs are determined based on a percentage of compensation. We recognized compensation expense for our participating U.S. employees in the 401(k) programs totaling $61 million in 2023, $60 million in 2022, and $57 million in 2021.

NOTE 12. SALES

We derive revenue primarily from the sales of products and software, and services. Revenue is recognized when control of promised products or services is transferred to customers in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

Contract Assets — In certain circumstances, we record contract assets which include unbilled amounts typically resulting from sales under contracts when revenue recognized exceeds the amount billed to the customer, and right to payment is not only subject to the passage of time. Contract assets were $108 million as of December 31, 2023 and $82 million as of December 31, 2022. Contract assets are recorded within Prepaid expenses and other current assets in our Consolidated Balance Sheets.

Contract Costs — We incur and capitalize incremental costs to obtain certain contracts, typically sales-related commissions where the amortization period is greater than one year, and costs associated with assets used by our customers in certain service arrangements. As of December 31, 2023 and 2022, we had $51 million and $42 million, respectively, in net revenue-related contract assets primarily related to certain software contracts. Revenue-related contract costs are recorded within Prepaid expenses and other current assets and Other assets in our Consolidated Balance Sheet. These assets have estimated useful lives between three and five years.

Contract Liabilities — Our contract liabilities consist of deferred revenue generally related to subscription-based software contracts, PCS, and extended warranty sales, where we generally receive up-front payment and recognize revenue over the service or support term. We classify deferred revenue as current or noncurrent based on the timing of when we expect to recognize revenue. The current portion of the deferred revenue is recorded within Accrued expenses and other current liabilities and the non-current portion of deferred revenue is recorded within Other long-term liabilities in our Consolidated Balance Sheets.

Our contract liabilities as of December 31 consisted of the following ($ in millions):

	2023	2022
Deferred revenue - current	$ 544.6	$ 509.6
Deferred revenue - noncurrent	45.8	38.0
Total contract liabilities	$ 590.4	$ 547.6

In the year ended December 31, 2023, we recognized $439 million of revenue related to our contract liabilities at January 1, 2023. The change in our contract liabilities from December 31, 2022 to December 31, 2023 was primarily due to the timing of billings and recognition as revenue of subscription-based software contracts, PCS and extended warranty services.

Remaining Performance Obligations — Our remaining performance obligations represent the transaction price of firm, non-cancelable orders and the average contract value for software contracts, for which work has not been performed. We have excluded performance obligations with an original expected duration of one year or less from the amounts below.

The aggregate remaining performance obligations attributable to each of our segments as of December 31, 2023 is as follows ($ in millions):

	2023	
Intelligent Operating Solutions	$	578.1
Precision Technologies		61.4
Advanced Healthcare Solutions		83.8
Total remaining performance obligations	$	723.3

The majority of remaining performance obligations are related to subscription-based software contracts, and service and support contracts, which we expect to fulfill approximately 80 percent within the next two years, approximately 90 percent within the next three years, and substantially all within four years.

Disaggregation of Revenue

We disaggregate revenue from contracts with customers by sales of product and services, geographic location, and end market for each of our segments, as we believe it best depicts how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors.

Disaggregation of revenue for the year ended December 31, 2023 is presented as follows ($ in millions):

	Total		Intelligent Operating Solutions		Precision Technologies		Advanced Healthcare Solutions
Sales:							
Sales of products and software	$	5,137.7	$	2,202.5	$	1,904.8	$	1,030.4
Sales of services		927.6		409.7		228.0		289.9
Total	$	6,065.3	$	2,612.2	$	2,132.8	$	1,320.3
Geographic:							
United States	$	3,288.4	$	1,441.6	$	1,096.3	$	750.5
China		694.9		228.6		361.3		105.0
All other (each country individually less than 5% of total sales)		2,082.0		942.0		675.2		464.8
Total	$	6,065.3	$	2,612.2	$	2,132.8	$	1,320.3
End markets: [a]							
Direct sales:							
Medical	$	1,431.7	$	47.6	$	143.6	$	1,240.5
Industrial & Manufacturing		1,410.1		931.4		451.5		27.2
Utilities & Power		400.2		189.3		210.9		—
Government		555.0		288.5		229.8		36.7
Communication, Electronics & Semiconductor		398.3		100.4		294.9		3.0
Aerospace & Defense		303.7		0.6		303.1		—
Oil & Gas		281.7		271.6		10.1		—
Retail & Consumer		338.6		258.2		80.4		—
Other		689.0		384.7		304.3		—
Total direct sales		5,808.3		2,472.3		2,028.6		1,307.4
Distributors		257.0		139.9		104.2		12.9
Total	$	6,065.3	$	2,612.2	$	2,132.8	$	1,320.3

[a] Direct sales by end market include sales made through third-party distributors where we have visibility into the end customer.

Disaggregation of revenue for the year ended December 31, 2022 is presented as follows ($ in millions):

	Total		Intelligent Operating Solutions		Precision Technologies		Advanced Healthcare Solutions
Sales:							
Sales of products and software	$	4,920.1	$	2,097.2	$	1,820.8	$ 1,002.1
Sales of services		905.6		368.9		217.4	319.3
Total	$	5,825.7	$	2,466.1	$	2,038.2	$ 1,321.4
Geographic:							
United States	$	3,136.8	$	1,356.0	$	1,026.0	$ 754.8
China		702.1		217.9		378.6	105.6
All other (each country individually less than 5% of total sales)		1,986.8		892.2		633.6	461.0
Total	$	5,825.7	$	2,466.1	$	2,038.2	$ 1,321.4
End markets:[a]							
Direct sales:							
Medical	$	1,458.0	$	46.5	$	167.0	$ 1,244.5
Industrial & Manufacturing		1,352.0		887.9		437.4	26.7
Utilities & Power		368.9		183.1		185.8	—
Government		471.0		241.3		194.8	34.9
Communication, Electronics & Semiconductor		399.8		96.3		301.6	1.9
Aerospace & Defense		259.7		0.6		259.1	—
Oil & Gas		271.1		262.1		9.0	—
Retail & Consumer		335.7		248.9		86.8	—
Other		657.9		367.8		289.9	0.2
Total direct sales		5,574.1		2,334.5		1,931.4	1,308.2
Distributors		251.6		131.6		106.8	13.2
Total	$	5,825.7	$	2,466.1	$	2,038.2	$ 1,321.4

[a] Direct sales by end market include sales made through third-party distributors where we have visibility into the end customer.

Disaggregation of revenue for the year ended December 31, 2021 is presented as follows ($ in millions):

		Total		Intelligent Operating Solutions		Precision Technologies		Advanced Healthcare Solutions
Sales:								
Sales of products and software	$	4,496.1	$	1,899.8	$	1,630.6	$	965.7
Sales of services		758.6		269.6		218.3		270.7
Total	$	5,254.7	$	2,169.4	$	1,848.9	$	1,236.4
Geographic:								
United States	$	2,683.0	$	1,118.1	$	921.2	$	643.7
China		650.7		212.3		321.1		117.3
All other (each country individually less than 5% of total sales)		1,921.0		839.0		606.6		475.4
Total	$	5,254.7	$	2,169.4	$	1,848.9	$	1,236.4
End markets:[a]								
Direct sales:								
Medical	$	1,332.7	$	37.7	$	138.4	$	1,156.6
Industrial & Manufacturing		1,256.9		816.0		416.3		24.6
Utilities & Power		390.2		223.4		166.8		—
Government		389.2		203.8		145.8		39.6
Communication, Electronics & Semiconductor		381.4		118.0		261.5		1.9
Aerospace & Defense		239.0		—		239.0		—
Oil & Gas		262.2		252.1		10.1		—
Retail & Consumer		217.2		129.0		88.2		—
Other		506.3		252.3		253.9		0.1
Total direct sales		4,975.1		2,032.3		1,720.0		1,222.8
Distributors		279.6		137.1		128.9		13.6
Total	$	5,254.7	$	2,169.4	$	1,848.9	$	1,236.4

[a] Direct sales by end market include sales made through third-party distributors where we have visibility into the end customer.

NOTE 13. INCOME TAXES

Earnings and Income Taxes

Earnings from continuing operations before income taxes for the years ended December 31 were as follows ($ in millions):

		2023		2022		2021
United States	$	698.2	$	587.7	$	367.4
International		292.6		285.8		310.1
Total	$	990.8	$	873.5	$	677.5

The continuing operations provision for income taxes for the years ended December 31 were as follows ($ in millions):

		2023		2022		2021
Current:						
Federal U.S.	$	108.8	$	75.4	$	21.5
Non-U.S.		97.3		85.3		75.0
State and local		23.0		19.7		7.8
Deferred:						
Federal U.S.		(72.0)		(32.8)		(21.9)
Non-U.S.		(23.3)		8.6		(16.9)
State and local		(8.8)		(37.9)		(2.2)
Income tax provision	$	125.0	$	118.3	$	63.3

Effective Income Tax Rate

The continuing operations effective income tax rate for the years ended December 31 varies from the U.S. statutory federal income tax rate as follows:

	Percentage of Pretax Earnings		
	2023	2022	2021
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
Increase (decrease) in tax rate resulting from:			
State income taxes (net of federal income tax benefit)	0.9 %	(1.8) %	0.9 %
Foreign income taxed at different rates than U.S. statutory rate	(0.1) %	0.1 %	(4.4) %
U.S. federal permanent differences related to the TCJA	(7.7) %	(7.0) %	(5.6) %
Effect of change in tax rates enacted in the current period	(2.6) %	0.3 %	(0.1) %
Changes in valuation allowances	1.7 %	1.8 %	— %
Other	(0.6) %	(0.9) %	(0.5) %
Effective income tax rate before adjustments related to the unrealized gain on the Retained Vontier Shares	12.6 %	13.5 %	11.3 %
Adjustment for the unrealized gain on the Retained Vontier Shares	— %	— %	(2.0) %
Effective income tax rate after adjustments related to the unrealized gain on the Retained Vontier Shares	**12.6 %**	**13.5 %**	**9.3 %**

Our effective tax rate for 2023 differs from the U.S. federal statutory rate of 21% due primarily to the positive and negative effects of the Tax Cuts and Jobs Act ("TCJA"), U.S. federal permanent differences, the impacts of credits and deductions provided by law, including those associated with state income taxes, a decrease in our uncertain tax positions, and the effect of changes in tax rates enacted in the current period.

We conduct business globally, and, as part of our global business, we file numerous income tax returns in the U.S. federal, state and foreign jurisdictions. We are routinely examined by various domestic and international taxing authorities. The amount of income taxes we pay is subject to audit by federal, state, and foreign tax authorities, which may result in proposed assessments. The Company is subject to examination in the United States, various states, and foreign jurisdictions for the tax years 2015 to 2023. These examinations include filings of tax returns prior to our separation from Danaher, tax returns of enterprises no longer in our portfolio, and tax returns for pre-acquisition periods of enterprises added to our portfolio. Significant obligations are detailed in the tax matters agreements in connection with the separation of Fortive from Danaher on July 1, 2016, the split-off of the A&S business on October 1, 2018, and the Vontier separation on October 9, 2020. We review our global tax positions on a quarterly basis. Based on these reviews, the results of discussions and resolutions of matters with certain tax authorities, tax rulings and court decisions, and the expiration of statutes of limitations reserves for contingent tax liabilities are accrued or adjusted as necessary.

We made income tax payments related to continuing operations of $225 million, $148 million, and $103 million during the years ended December 31, 2023, 2022 and 2021, respectively.

Deferred Tax Assets and Liabilities

All deferred tax assets and liabilities have been classified as noncurrent and are included in Other assets and Other long-term liabilities in the Consolidated Balance Sheets. Deferred income tax assets and liabilities from continuing operations as of December 31 were as follows ($ in millions):

	2023	2022
Deferred Tax Assets:		
Operating lease liabilities	$ 38.7	$ 39.1
Inventories	14.8	10.4
Pension benefits	27.2	24.4
Stock-based compensation expense	36.2	34.2
Capitalized expenses	233.3	190.7
Tax credit and loss carryforwards	377.7	168.5
Accruals, prepayments, and other	79.1	39.4
Valuation allowances	(282.4)	(74.6)
Total deferred tax assets	$ 524.6	$ 432.1
Deferred Tax Liabilities:		
Property, plant and equipment	$ (36.8)	$ (42.9)
Operating lease right-of-use assets	(36.0)	(36.8)
Insurance, including self-insurance	(211.9)	(205.0)
Goodwill, other intangibles, and other	(748.7)	(779.7)
Total deferred tax liabilities	(1,033.4)	(1,064.4)
Net deferred tax liability	$ (508.8)	$ (632.3)

In accordance with GAAP, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax return in future years for which the tax benefit has already been reflected in our Consolidated Statements of Earnings. Deferred tax liabilities generally represent items that have already been taken as a deduction on our tax return but have not yet been recognized as an expense in our Consolidated Statements of Earnings. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Our deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. We evaluate the realizability of deferred income tax assets for each of the jurisdictions in which we operate. If we experience cumulative pretax income in a particular jurisdiction in the three-year period including the current and prior two years, we normally conclude that the deferred income tax assets will more likely than not be realizable and no valuation allowance is recognized, unless known or planned operating developments would lead management to conclude otherwise. However, if we experience cumulative pretax losses in a particular jurisdiction in the three-year period including the current and prior two years, we then consider a series of factors in the determination of whether the deferred income tax assets can be realized. These factors include historical operating results, known or planned operating developments, the period of time over which certain temporary differences will reverse, consideration of the utilization of certain deferred income tax liabilities, tax law carryback capability in the particular country, and prudent and feasible tax planning strategies. After evaluation of these factors, if the deferred income tax assets are expected to be realized within the tax carryforward period allowed for that specific country, we would conclude that no valuation allowance would be required. To the extent that the deferred income tax assets exceed the amount that is expected to be realized within the tax carryforward period for a particular jurisdiction, we establish a valuation allowance.

Applying the above methodology, valuation allowances have been established for certain deferred income tax assets to the extent they are not expected to be realized within the particular tax carryforward period.

Deferred taxes associated with U.S. entities from continuing operations consist of net deferred tax liabilities of approximately $519 million and $615 million inclusive of valuation allowances of $38 million and $39 million as of December 31, 2023 and 2022, respectively. Deferred taxes associated with non-U.S. entities from continuing operations consist of net deferred tax assets of $10 million and net deferred tax liabilities of $17 million, inclusive of valuation allowances of $245 million and $35 million, as of December 31, 2023 and 2022, respectively. Our valuation allowance increased by $208 million and by $1 million during the years ended December 31, 2023 and 2022, respectively, due primarily to foreign credits and net operating losses in both years.

As of December 31, 2023, our U.S. and non-U.S. net operating loss carryforwards totaled $1.6 billion, of which $90 million is related to federal net operating loss carryforwards, $805 million is related to state net operating loss carryforwards, and $709 million is related to non-U.S. net operating loss carryforwards. Included in deferred tax assets as of December 31, 2023 are tax benefits for U.S. and non-U.S. net operating loss carryforwards totaling $179 million, before applicable valuation allowances of $76 million. Certain of these losses can be carried forward indefinitely and others can be carried forward to various dates from 2024 through 2042. Recognition of some of these loss carryforwards is subject to an annual limit, which may cause them to expire before they are used.

As of December 31, 2023, our U.S. and non-U.S. tax credit carryforwards totaled $199 million, which is primarily related to non-U.S. tax credit carryforwards. Certain of these credits can be carried forward indefinitely and other can be carried forward to various dates from 2024 through 2042. As of December 31, 2023, we maintain a $188 million valuation allowance related to certain tax credit carryforwards.

Unrecognized Tax Benefits

We recognize tax benefits from uncertain tax positions only if, in our assessment, it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Judgment is required in evaluating tax positions and determining income tax provisions. We re-evaluate the technical merits of our tax positions and may recognize an uncertain tax benefit in certain circumstances, including when: (i) a tax audit is completed; (ii) applicable tax laws change, including a tax case ruling or legislative guidance; or (iii) the applicable statute of limitations expires. We recognize potential accrued interest and penalties associated with unrecognized tax positions in income tax expense.

As of December 31, 2023, gross unrecognized tax benefits for continuing and discontinued operations were $176 million ($189 million total, including $31 million associated with interest and penalties, and net of the impact of $18 million of indirect tax benefits). As of December 31, 2022, gross unrecognized tax benefits for continuing and discontinued operations were $178 million ($202 million total, including $26 million associated with interest and penalties, and net of the impact of $3 million of indirect tax benefits). We recognized approximately $11 million, $10 million and $6 million in potential interest and penalties associated with uncertain tax positions during 2023, 2022, and 2021, respectively. To the extent taxes are not assessed with respect to uncertain tax positions, substantially all amounts accrued (including interest and penalties and net of indirect offsets) will be reduced and reflected as a reduction of the overall income tax provision. Unrecognized tax benefits and associated accrued interest and penalties are included in our income tax provision.

The Company is subject to examination in the United States, various states, and foreign jurisdictions for the tax years 2015 to 2023. These examinations include filings of tax returns prior to our separation from Danaher, tax returns of enterprises no longer in our portfolio, and tax returns for pre-acquisition periods of enterprises added to our portfolio. Significant obligations are detailed in the tax matters agreements in connection with the separation of Fortive from Danaher on July 1, 2016, the split-off of the A&S business on October 1, 2018, and the Vontier separation on October 9, 2020. Some examinations may conclude in the next twelve months and the unrecognized tax benefits recorded in relation to the audits may differ from actual settlement amounts. It is not practical to estimate the effect, if any, of any amount of such change during the next twelve months to previously recorded uncertain tax positions in connection with the audits. The Company does not anticipate that there will be a material increase or decrease in the total amount of unrecognized tax benefits in the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding amounts accrued for potential interest and penalties, is as follows ($ in millions):

	2023	2022	2021
Unrecognized tax benefits, beginning of year	$ 178.2	$ 193.0	$ 200.1
Additions based on tax positions related to the current year	21.6	6.2	7.9
Additions for tax positions of prior years	13.5	11.2	3.4
Reductions for tax positions of prior years	(3.0)	(6.3)	(1.4)
Lapse of statute of limitations	(33.0)	(24.4)	(15.6)
Settlements	(2.2)	—	(0.2)
Effect of foreign currency translation	—	(1.5)	(1.2)
Acquisition related adjustments	1.0	—	—
Unrecognized tax benefits, end of year	$ 176.1	$ 178.2	$ 193.0

Repatriation and Unremitted Earnings

As of December 31, 2023, we recorded estimated incremental foreign remittance taxes of $10 million on the planned 2024 repatriation of $179 million of previously unremitted earnings from 2023 and prior periods.

As of December 31, 2023, the earnings we plan to reinvest indefinitely outside of the United States for which foreign deferred taxes have not been provided was estimated at $1.8 billion. No provisions for foreign remittance taxes have been made with respect to earnings that are planned to be reinvested indefinitely. The amount of foreign remittance taxes that may be applicable to such earnings is not readily determinable given local law restrictions that may apply to a portion of such earnings, unknown changes in foreign tax law that may occur during the applicable restriction periods caused by applicable local corporate law for cash repatriation, and the various tax planning alternatives we could employ if we repatriated these earnings.

NOTE 14. LITIGATION AND CONTINGENCIES

We are, from time to time, subject to a variety of litigation and other proceedings incidental to our business, including lawsuits involving claims for damages arising out of the use of our products, software, and services, claims relating to intellectual property matters, employment matters, commercial disputes, and personal injury as well as regulatory investigations or enforcement. We may also become subject to lawsuits as a result of past or future acquisitions or as a result of liabilities retained from, or representations, warranties, or indemnities provided in connection with divested businesses. Some of these lawsuits may include claims for punitive and consequential as well as compensatory damages. Based upon our experience, current information and applicable law, we do not believe that these proceedings and claims will have a material adverse effect on our financial position, results of operations, or cash flows.

While we maintain workers' compensation, property, cargo, automobile, crime, fiduciary, product, general, and directors' and officers' liability insurance (and have acquired rights under similar policies in connection with certain acquisitions) that cover a portion of these claims, this insurance may be insufficient or unavailable to cover such losses. In addition, while we believe we are entitled to indemnification from third parties for some of these claims, these rights may also be insufficient or unavailable to cover such losses. We maintain third party insurance policies up to certain limits to cover certain liability costs in excess of predetermined retained amounts. For most insured risks, we purchase outside insurance coverage only for severe losses (stop loss insurance) and reserves must be established and maintained with respect to amounts within the self-insured retention.

In accordance with accounting guidance, we record a liability in our consolidated financial statements for loss contingencies when a loss is known or considered probable and the amount can be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss does not meet the known or probable level but is reasonably possible and a loss or range of loss can be reasonably estimated, the estimated loss or range of loss is disclosed. These reserves consist of specific reserves for individual claims and additional amounts for anticipated developments of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified with the assistance of legal counsel and outside risk insurance professionals where appropriate. In addition, outside risk insurance professionals may assist in the determination of reserves for incurred but not yet reported claims through evaluation of our specific loss history, actual claims reported, and industry trends among statistical and other factors. Reserve estimates are adjusted as additional information regarding a claim becomes known. While we actively pursue financial recoveries from insurance providers, we do not recognize any recoveries until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude. If risk insurance reserves we have established are inadequate, we would be required to incur an expense equal to the amount of the loss incurred in excess of the reserves, which would adversely affect our net earnings. Refer to Note 8 for information about the amount of our accruals for self-insurance and litigation liability.

In addition, our operations, products, and services are subject to environmental laws and regulations in various jurisdictions, which impose limitations on the discharge of pollutants into the environment and establish standards for the generation, use, treatment, storage, and disposal of hazardous and non-hazardous wastes. A number of our operations involve the handling, manufacturing, use, or sale of substances that are or could be classified as hazardous materials within the meaning of applicable laws. We must also comply with various health and safety regulations in both the United States and abroad in connection with our operations. Compliance with these laws and regulations has not had and, based on current information and the applicable laws and regulations currently in effect, is not expected to have a material effect on our capital expenditures, earnings, or competitive position, and we do not anticipate material capital expenditures for environmental control facilities.

In addition to environmental compliance costs, from time to time, we incur costs related to alleged damages associated with past or current waste disposal practices or other hazardous materials handling practices. For example, generators of hazardous substances found in disposal sites at which environmental problems are alleged to exist, as well as the current and former owners of those sites and certain other classes of persons, are subject to claims brought by state and federal regulatory agencies pursuant to statutory authority. We have received notification from the United States Environmental Protection Agency, and from state and non-U.S. environmental agencies, that conditions at certain sites where we and others previously disposed of hazardous wastes and/or are or were property owners require clean-up and other possible remedial action, including sites where we have been identified as a potentially responsible party under United States federal and state environmental laws. We have projects underway at a number of current and former facilities, in both the United States and abroad, to investigate and remediate environmental contamination resulting from past operations. Remediation activities generally relate to soil and/or groundwater contamination and may include pre-remedial activities such as fact-finding and investigation, risk assessment, feasibility study and/or design, as well as remediation actions such as contaminant removal, monitoring and/or installation, operation and maintenance of longer-term remediation systems. From time to time we are also party to personal injury or other claims brought by private parties alleging injury due to the presence of, or exposure to, hazardous substances.

We have recorded a provision for environmental investigation and remediation and environmental-related claims with respect to sites we and our subsidiaries owned or formerly owned and third party sites where we have been determined to be a potentially responsible party. We generally make an assessment of the costs involved for our remediation efforts based on environmental studies, as well as our prior experience with similar sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties of our involvement in certain sites, uncertainties regarding the extent of the required cleanup, the availability of alternative cleanup methods, variations in the interpretation of applicable laws and regulations, the possibility of insurance recoveries with respect to certain sites and the fact that imposition of joint and several liability with right of contribution is possible under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and other environmental laws and regulations. If we determine that potential liability for a particular site or with respect to a personal injury claim is known or considered probable and reasonably estimable, we accrue the total estimated loss, including investigation and remediation costs, associated with the site or claim. As of both December 31, 2023 and 2022, we had reserves of $6 million, recorded within Accrued expenses and Other liabilities in the Consolidated Balance Sheets for environmental matters that are known or considered probable and reasonably estimable, which reflects our best estimate of the costs to be incurred with respect to such matters on an undiscounted basis.

All reserves for environmental liabilities have been recorded without giving effect to any possible future third party recoveries. While we actively pursue insurance recoveries, as well as recoveries from other potentially responsible parties, we do not recognize any insurance recoveries for environmental liability claims until realized or until such time as a sustained pattern of collections is established related to historical matters of a similar nature and magnitude.

As of December 31, 2023 and 2022, we had approximately $57 million and $58 million, respectively, of guarantees consisting primarily of outstanding standby letters of credit, bank guarantees, and performance and bid bonds. These guarantees have been provided in connection with certain arrangements with vendors, customers, financing counterparties, and governmental entities to secure our obligations and/or performance requirements related to specific transactions. We believe that if the obligations under these instruments were triggered, they would not have a material effect on our consolidated financial statements.

We have entered into agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancellable at any time without penalty. As of December 31, 2023, the aggregate amount of our purchase obligations totaled $488 million, of which $355 million are expected to be settled within one year of December 31, 2023.

We recently discovered that Gems Sensors, Inc., an entity that has been merged into Setra Systems, Inc. and now operates as Gems Setra, made certain incorrect representations regarding its status as a small business concern as defined by the Small Business Act for certain contracts that it was awarded by the Defense Logistics Agency ("DLA"). As a result, on January 26, 2024, we voluntarily notified the Department of Defense Office of Inspector General ("OIG") and the DLA of this matter. While we are continuing to investigate, we currently do not expect this matter to have a material adverse effect on our financial condition or results of operations. However, resolution of this matter could subject us to fines or penalties, and we cannot assure you of the timing or outcome of such resolution.

NOTE 15. STOCK-BASED COMPENSATION

The 2016 Stock Incentive Plan (the "Stock Plan") provides for the grant of stock appreciation rights, restricted stock units ("RSUs") and performance stock units ("PSUs") (collectively, "Stock Awards"), stock options, or any other stock-based award. A total of 43 million shares of our common stock have been authorized for issuance under the Stock Plan. As of December 31, 2023, approximately 14.2 million shares of our common stock remain available for issuance under the Stock Plan.

Stock options under the Stock Plan generally vest pro rata over a four-year or five-year period and terminate 10 years from the grant date, though the specific terms of each grant are determined by the Compensation Committee of our Board of Directors. Our executive officers and certain other employees may be awarded stock options with different vesting criteria and stock options granted to non-employee directors are fully vested as of the grant date. Exercise prices for stock options granted under the Stock Plan were equal to the closing price of Fortive's common stock on the NYSE on the date of grant, while stock options issued as conversion awards in connection with the separation from Danaher were priced to maintain the economic value before and after the separation.

RSUs granted under the Stock Plan provide for the issuance of common stock at no cost to the holder. RSUs granted to employees generally vest over four or five years, although certain other employees and non-employee directors may be awarded RSUs with different time-based vesting criteria. Certain members of our senior management are also awarded incremental RSUs subject to performance-based vesting criteria. Prior to vesting, RSUs do not have dividend equivalent rights, do not have voting rights, and the shares underlying the RSUs are not considered issued or outstanding.

PSUs granted under the Stock Plan provide for the issuance of a share of the Company's common stock at no cost to the holder and will vest at 0% to 200% of the target share amount based on achievement of performance targets. Grants made prior to 2022 are earned based on the Company's total shareholder return ranking relative to the S&P 500 Index over a performance period of approximately three years. For grants made subsequent to 2022, the performance target is based on a mix of both achievement of an internal growth metric and the Company's total shareholder return ranking, both over a performance period of approximately three years. PSUs issued are subject to an additional holding period of up to two years and are entitled to dividend equivalent rights. The PSU dividend equivalent rights are subject to the same vesting and payment restrictions as the related shares, but do not have voting rights and the shares underlying the PSUs are not considered issued and outstanding.

Other than pursuant to any retirement benefits provided under our Stock Plan, the equity compensation awards granted by the Company generally vest only if the employee is employed by us (or in the case of directors, the director continues to serve on the Board) on the vesting date. To cover the exercise of stock options and vesting of RSUs and PSUs, we generally issue shares authorized but previously unissued, although we may instead issue treasury shares; provided, however, that either type of issuance would equally reduce the number of shares available under our Stock Plan.

We account for stock-based compensation by measuring the cost of employee services received in exchange for all equity awards granted based on the fair value of the award as of the grant date. We recognize the compensation expense over the requisite service period (which is generally the vesting period but may be shorter than the vesting period, for example, if the employee becomes retirement eligible before the end of the vesting period).

The fair value of RSUs and performance based PSUs is calculated using the closing price of Fortive common stock on the date of grant. RSU's are further adjusted for the impact of RSUs not having dividend rights prior to vesting. The fair value of market-based PSUs is calculated using a Monte Carlo pricing model. The fair value of the stock options granted is calculated using a Black-Scholes Merton ("Black-Scholes") option pricing model.

Stock-based Compensation Expense

Stock-based compensation has been recognized as a component of Selling, general, and administrative expenses in the Consolidated Statements of Earnings. The amount of stock-based compensation expense recognized during a period is based on the portion of the awards that are ultimately expected to vest. We estimate pre-vesting forfeitures at the time of grant by analyzing historical data and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Ultimately, the total expense recognized over the vesting period will equal the fair value of awards that actually vest.

The following summarizes the components of our stock-based compensation expense under the Stock Plan for the years ended December 31 ($ in millions):

	2023	2022	2021
Stock Awards:			
Pretax compensation expense	$ 78.4	$ 60.1	$ 48.6
Income tax benefit	(11.0)	(8.7)	(7.9)
Stock Award expense, net of income taxes	67.4	51.4	40.7
Stock options:			
Pretax compensation expense	34.9	33.7	28.8
Income tax benefit	(4.6)	(5.1)	(5.0)
Stock option expense, net of income taxes	30.3	28.6	23.8
Total stock-based compensation:			
Pretax compensation expense	113.3	93.8	77.4
Income tax benefit	(15.6)	(13.8)	(12.9)
Total stock-based compensation expense, net of income taxes	$ 97.7	$ 80.0	$ 64.5

When stock options are exercised by the employee or Stock Awards vest, we derive a tax deduction measured by the excess of the market value on such date over the grant date price. Accordingly, we record the excess of the tax benefit related to the exercise of stock options and vesting of Stock Awards over the expense recorded for financial statement reporting purposes (the "Excess Tax Benefit") as a component of Income tax expense and as an operating cash inflow in the consolidated financial statements. During the years ended December 31, 2023, 2022, and 2021 we realized an Excess Tax Benefit of $3.8 million, $1 million, and $10 million, respectively, related to stock options that were exercised and Stock Awards that vested.

The following summarizes the unrecognized compensation cost for the Stock Plan awards as of December 31, 2023. This compensation cost is expected to be recognized over a weighted average period of approximately 1.5 years, representing the remaining service period related to the awards. Future compensation amounts will be adjusted for any changes in estimated forfeitures ($ in millions):

Stock Awards	$ 36.0
Stock options	88.4
Total unrecognized compensation cost	$ 124.4

Stock Options

The following summarizes the assumptions used in the Black-Scholes model to value stock options granted under the Stock Plan during the years ended December 31:

	2023	2022	2021
Risk-free interest rate	3.5% - 4.5%	1.7% - 3.9%	0.8% - 1.3%
Volatility [a]	28.6 %	29.3 %	27.2 %
Dividend yield [b]	0.4 %	0.4 %	0.4 %
Expected years until exercise	5.5 - 8.0	5.5 - 8.0	5.5 - 8.0

[a] Expected volatility is based on a weighted average blend of the company's historical stock price volatility from July 2, 2016 (the date of separation from Danaher) through the stock option grant date and the average historical stock price volatility of a group of peer companies for the expected term of the options.

[b] The dividend yield is calculated by dividing our annual dividend, based on the most recent quarterly dividend rate, by Fortive's closing stock price on the grant date.

The following summarizes option activity under the Stock Plan (in millions, except price per share and numbers of years):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	10.4	54.81		
Granted	2.2	64.76		
Exercised	(0.5)	38.19		
Canceled/forfeited	(0.8)	65.56		
Outstanding as of December 31, 2022	11.3	56.70		
Granted	1.5	66.78		
Exercised	(1.4)	45.21		
Canceled/forfeited	(0.5)	66.21		
Outstanding as of December 31, 2023	10.9	59.06	6	$ 159.5
Vested and expected to vest as of December 31, 2023 [a]	10.7	58.95	6	$ 158.3
Exercisable as of December 31, 2023	5.9	53.06	4	$ 122.3

[a] The "expected to vest" options are the net unvested options that remain after applying the forfeiture rate assumption to total unvested options.

The aggregate intrinsic values in the table above represent the total pretax intrinsic value (the difference between the closing stock price of Fortive common stock on the last trading day of 2023 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2023. The amount of aggregate intrinsic value will change based on the price of Fortive's common stock.

The following summarizes aggregate intrinsic value and cash receipts related to stock options that were exercised under the Stock Plan for the years ended December 31 ($ in millions):

	2023	2022	2021
Aggregate intrinsic value of stock options exercised	$ 35.9	$ 12.4	$ 55.9
Cash receipts from stock options exercised	$ 51.5	$ 17.6	$ 52.4

Stock Awards

The following summarizes information related to Stock Award activity under the Stock Plan for the years ended December 31, 2023 and 2022 (in millions; except price per share):

	Number of Stock Awards	Weighted Average Grant-Date Fair Value
Unvested as of December 31, 2021	2.6	$ 66.43
Granted	1.4	64.01
Vested	(0.5)	63.51
Forfeited	(0.4)	64.01
Unvested as of December 31, 2022	3.1	66.00
Granted	1.3	67.32
Vested	(0.8)	67.09
Forfeited	(0.3)	66.12
Unvested as of December 31, 2023	3.3	66.30

NOTE 16. CAPITAL STOCK AND EARNINGS PER SHARE

Common Stock

Under our amended and restated certificate of incorporation, as of July 1, 2016, our authorized capital stock consists of 2.0 billion common shares with a par value of $0.01 per share and 15 million preferred shares with a par value of $0.01 per share.

Each share of our common stock entitles the holder to one vote on all matters to be voted upon by common stockholders. Our Board is authorized to issue shares of preferred stock in one or more series and has discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock. The Board's authority to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock, could potentially discourage attempts by third parties to obtain control of the Company through certain types of takeover practices.

We declared and paid cash dividends per common share during the periods presented as follows:

	Dividend Per Common Share		Amount ($ in millions)	
2023:				
First quarter	$	0.07	$	24.7
Second quarter		0.07		24.6
Third quarter		0.07		24.6
Fourth quarter		0.08		28.1
Total	$	0.29	$	102.0
2022:				
First quarter	$	0.07	$	25.1
Second quarter		0.07		24.9
Third quarter		0.07		24.8
Fourth quarter		0.07		24.7
Total	$	0.28	$	99.5

The sum of the components of total dividends paid may not equal the total amount due to rounding.

Aggregate cash payments for the dividends paid to shareholders are recorded as dividends to shareholders in our Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows.

Share Repurchase Program

On February 17, 2022, the Company's Board of Directors approved a share repurchase program authorizing the Company to repurchase up to 20 million shares of the Company's outstanding common stock from time to time on the open market or in privately negotiated transactions. There is no expiration date for the repurchase program, and the timing and amount of repurchases under the program are determined by the Company's management based on market conditions and other factors. The repurchase program may be suspended or discontinued at any time by the Board of Directors. During the years ended December 31, 2023 and 2022, respectively, the Company purchased 4 million and 7 million shares of its common stock at an average share price of $68.20 and $63.25. As of December 31, 2023, there were 9 million shares remaining for repurchase under the program.

On January 23, 2024, the Company's Board of Directors increased the number of shares authorized under the share repurchase program by an additional 11 million shares.

Mandatory Convertible Preferred Stock

On June 29, 2018, we issued 1,380,000 shares of 5.0% Mandatory Convertible Preferred Stock, Series A ("MCPS") with a par value of $0.01 per share and liquidation preference of $1,000 per share, which included the exercise of an over-allotment option in full to purchase 180,000 shares.

On July 1, 2021, all outstanding shares of our 5.0% Mandatory Convertible Preferred Stock ("MCPS") converted at a rate of 14.0978 common shares per share of preferred stock into an aggregate of approximately 19.4 million shares (net of fractional shares) of the Company's common stock, pursuant to the terms of the Certificate of Designation governing the Series A Preferred Stock. Fortive issued cash in lieu of fractional shares of common stock in the conversion. These payments were recorded as a reduction to additional paid-in capital. The impact of the MCPS calculated under the if-converted method was anti-dilutive for the periods in 2021 prior to conversion.

We declared and paid cash dividends on our MCPS during the periods presented as follows:

	Dividend Per Preferred Share		Amount ($ in millions)	
2021:				
First quarter	$	12.50	$	17.3
Second quarter		12.50		17.2
Third quarter		—		—
Fourth quarter		—		—
Total	$	25.00	$	34.5

Net Earnings Per Share

Basic net earnings per share ("EPS") is calculated by dividing net earnings attributable to common stockholders by the weighted average number of shares of common stock outstanding for the applicable period. Diluted EPS is similarly calculated, except that the calculation includes the dilutive effect of the assumed conversion of 0.875% Convertible Notes and associated issuance of shares under the if-converted method, while outstanding in 2022, and the assumed issuance of shares under stock-based compensation plans under the treasury stock method, except where the inclusion of such shares would have an anti-dilutive impact.

For the years ended December 31, 2023, 2022, and 2021, the anti-dilutive options to purchase shares excluded from the diluted EPS calculation were 0.5 million shares, 7.3 million shares, and 0.3 million shares, respectively.

As described in Note 10, upon conversion of the Convertible Notes, holders were entitled to receive cash, shares of our common stock, or a combination thereof, at our election. Prior to our adoption of ASU 2020-06 on January 1, 2022, we accounted for the conversion feature under the treasury stock method in our calculation of EPS since we intended and had the ability to settle such conversions through cash up to the principal amount of the Convertible Notes and, if applicable, through shares of our common stock for conversion value, if any, in excess of the principal amount of the Convertible Notes. Because the fair value of our common stock was below the conversion price, the Convertible Notes had no impact on our earnings per share for the year ended December 31, 2021. Upon adopting ASU 2020-06, we accounted for the Convertible Notes under the if-converted method in our calculation of diluted EPS, as required under the new guidance.

Information related to the calculation of net earnings per share of common stock is summarized as follows ($ and shares in millions, except per share amounts):

		Year Ended December 31,					
		2023		2022		2021	
Numerator							
Net earnings from continuing operations	$	865.8	$	755.2	$	614.2	
Mandatory convertible preferred stock cumulative dividends		—		—		(34.5)	
Net earnings attributable to common stockholders from continuing operations used in basic earnings per share	$	865.8	$	755.2	$	579.7	
Add-back: Convertible note interest add-back ("if-converted" method)		—		1.8		—	
Net earnings attributable to common stockholders from continuing operations and assumed conversions used in diluted earnings per share	$	865.8	$	757.0	$	579.7	
Denominator							
Weighted average common shares outstanding used in basic earnings per share		352.5		356.4		349.0	
Incremental common shares from:							
Assumed exercise of dilutive options and vesting of dilutive Stock Awards		3.1		2.8		3.3	
Conversion of convertible notes (if converted method)		—		1.6		—	
Weighted average common shares outstanding used in diluted earnings per share		355.6		360.8		352.3	
Net earnings from continuing operations per common share - Basic	$	2.46	$	2.12	$	1.66	
Net earnings from continuing operations per common share - Diluted	$	2.43	$	2.10	$	1.65	

NOTE 17. SEGMENT INFORMATION

We report our results in three separate business segments consisting of Intelligent Operating Solutions, Precision Technologies, and Advanced Healthcare Solutions. Operating profit represents total revenues less operating expenses, excluding other income/expense, interest, and income taxes. The identifiable assets by segment are those used in each segment's operations. Inter-segment amounts are not significant and are eliminated in the combined totals. Amounts in the Other category consist of unallocated corporate costs and other costs not considered part of our evaluation of reportable segment operating performance.

Segment results are shown below ($ in millions):

| | | Year Ended December 31 | | | | |
		2023		2022		2021
Sales:						
Intelligent Operating Solutions	$	2,612.2	$	2,466.1	$	2,169.4
Precision Technologies		2,132.8		2,038.2		1,848.9
Advanced Healthcare Solutions		1,320.3		1,321.4		1,236.4
Total	$	6,065.3	$	5,825.7	$	5,254.7
Operating Profit:						
Intelligent Operating Solutions	$	628.8	$	519.4	$	408.5
Precision Technologies		540.3		491.3		408.0
Advanced Healthcare Solutions		105.5		107.9		101.9
Other		(140.9)		(113.3)		(105.6)
Russia exit and wind down costs [a]		—		(17.9)		—
Total	$	1,133.7	$	987.4	$	812.8
Segment assets:						
Intelligent Operating Solutions	$	6,550.0	$	6,583.1	$	6,769.3
Precision Technologies		2,966.2		2,983.3		2,994.2
Advanced Healthcare Solutions		5,309.8		5,498.5		5,737.4
Total segment assets		14,826.0		15,064.9		15,500.9
Other		2,085.8		825.7		964.6
Total assets	$	16,911.8	$	15,890.6	$	16,465.5
Depreciation and amortization:						
Intelligent Operating Solutions	$	219.4	$	218.3	$	187.8
Precision Technologies		29.8		37.7		41.6
Advanced Healthcare Solutions		203.6		205.8		161.7
Other		4.0		3.8		4.4
Total	$	456.8	$	465.6	$	395.5
Capital expenditures, gross:						
Intelligent Operating Solutions	$	55.7	$	36.7	$	16.7
Precision Technologies		28.3		29.6		21.4
Advanced Healthcare Solutions		18.5		17.0		6.4
Other		5.3		12.5		5.5
Total	$	107.8	$	95.8	$	50.0

[a] Refer to Note 1 for further detail on Russia exit and wind down costs.

Operations in Geographic Areas:

($ in millions)	As of December 31			
	2023		**2022**	
Property, plant and equipment, net:				
United States	$	369.0	$	303.1
Switzerland		14.3		20.5
All other (each country individually less than 5% of total property, plant and equipment, net)		56.5		98.3
Total	$	439.8	$	421.9

NOTE 18. RELATED-PARTY TRANSACTIONS

All transactions with related parties are executed in the ordinary course of business.

Beginning during the third quarter of 2022, CommonSpirit Health met the criteria for recognition as a related party due to CommonSpirit's chief executive officer's participation on Fortive's Board of Directors. We entered into transactions in the ordinary course of business with CommonSpirit Health and made sales of approximately $12.6 million and $10.6 million in 2023 and 2022, respectively.

We enter into transactions in the ordinary course of business with Danaher. During 2021, we had two board members on both our Board of Directors and Danaher's Board of Directors, which resulted in Danaher meeting the criteria for recognition as a related party. During 2022, Danaher no longer met the criteria for recognition of a related party. In 2021, we made sales of approximately $13 million to Danaher, and purchases of approximately $14 million.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Our management, with the participation of the President and Chief Executive Officer, and Senior Vice President and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on such evaluation, the President and Chief Executive Officer, and Senior Vice President and Chief Financial Officer, have concluded that, as of the end of such period, these disclosure controls and procedures were effective.

Management's annual report on its internal control over financial reporting (as such term is defined in Rules 13a-15(f) under the Exchange Act) and the independent registered public accounting firm's audit report on the effectiveness of the Company's internal control over financial reporting are included in Item 8. Financial Statements and Supplementary Data, under the headings "Report of Management on Fortive Corporation's Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively, and are incorporated herein by reference.

The Company completed four acquisitions in the IOS Segment during the year ended December 31, 2023, collectively "the IOS Acquisitions". The Company has not yet fully incorporated the internal controls and procedures of the IOS Acquisitions into the Company's internal control over financial reporting, and as such, management excluded the IOS Acquisitions from its assessment. The assets and revenues of the IOS Acquisitions excluded from management's assessment of internal controls constituted less than 1% of the Company's total assets as of December 31, 2023 and less than 1% of the Company's total revenues for the year ended December 31, 2023, respectively.

There have been no changes in our internal control over financial reporting that occurred during the most recent completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Exchange Act requires an issuer to disclose certain information in its periodic reports if it or any of its affiliates knowingly engaged in certain activities, transactions or dealings with individuals or entities subject to specific U.S. economic sanctions during the reporting period, even when the activities, transactions, or dealings are conducted in compliance with applicable law.

On March 2, 2021, the U.S. government designated the Russian Federal Security Service (the "FSB") as a blocked party under Executive Order 13382. On the same day, the U.S. Department of the Treasury's Office of Foreign Assets Control issued General License No. 1B (the "OFAC General License"), which generally authorizes U.S. companies to engage in certain transactions and dealings with the FSB necessary and ordinarily incident to requesting or obtaining licenses, permits, certifications or notifications issued or registered by the FSB for the importation, distribution or use of information technology products in Russia. As a result, Section 13(r) of the Exchange Act now requires disclosure of dealings with FSB, even where the activities were conducted in compliance with applicable laws and regulations.

As permitted and authorized by the OFAC General License with respect to ASP's sterilization products that are exempt from international sanctions as humanitarian products, certain of the Company's subsidiaries for the ASP operations may file notifications with, or apply for import licenses and permits from, the FSB as required pursuant to Russian encryption product import controls for the purpose of enabling such subsidiaries or their channel partners to import and distribute ASP's sterilization products in the Russian Federation. There are no gross revenues or net profits directly associated with these activities with the FSB, and neither the Company nor any of its subsidiaries distribute or sell products or provide services to the FSB.

Disclosures Pursuant to Section 10(b) of the Securities Exchange Act of 1934

During the fourth quarter ended December 31, 2023, no directors or Section 16 officers adopted or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the information below, the information required by this Item is incorporated by reference from the sections entitled *Directors and Corporate Governance* and *Delinquent Section 16(a) Reports* in the Proxy Statement for our 2024 annual meeting and to the information under the caption "Information about our Executive Officers" in Part I hereof. No nominee for director was selected pursuant to any arrangement or understanding between the nominee and any person other than the Company pursuant to which such person is or was to be selected as a director or nominee.

Code of Ethics

We have adopted a code of business conduct and ethics for directors, officers (including Fortive's principal executive officer, principal financial officer and principal accounting officer) and employees, known as the Fortive Code. The Fortive Code is available in the "Our Culture-Integrity & Compliance" section of our website at www.fortive.com.

We intend to disclose any amendment to the Fortive Code that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, and any waiver from a provision of the Fortive Code granted to any director, principal executive officer, principal financial officer, principal accounting officer, or any of our other executive officers, in the "Our Culture-Integrity & Compliance" section of our website, at www.fortive.com, within four business days following the date of such amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from the sections entitled *Compensation Discussion and Analysis, Compensation Committee Report, Executive Compensation Tables, Pay Ratio Disclosure, Pay versus Performance Disclosure* and *Director Compensation* in the Proxy Statement for our 2024 annual meeting (other than the Compensation Committee Report, which shall not be deemed to be "filed").

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from the sections entitled *Ownership of Our Stock,* and *Equity Compensation Plan Information* in the Proxy Statement for our 2024 annual meeting.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from the sections entitled *Corporate Governance - Director Independence* and *Certain Relationships and Related Transactions* in the Proxy Statement for our 2024 annual meeting.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from the section entitled *Ratification of Independent Registered Public Accounting Firm* in the Proxy Statement for our 2024 annual meeting.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a)   The following documents are filed as part of this report.

(1)   Financial Statements. The financial statements, including the report of independent registered public accounting firm (PCAOB ID: 42), are set forth under "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(2)   Schedules. An index of Exhibits and Schedules is on page 92 of this report. Schedules other than those listed below have been omitted from this Annual Report on Form 10-K because they are not required, are not applicable or the required information is included in the financial statements or the notes thereto.

(3)   Exhibits. The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

FORTIVE CORPORATION
INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTARY DATA AND FINANCIAL STATEMENT SCHEDULE

	Page Number in Form 10-K
Schedule:	
Valuation and Qualifying Accounts	102

EXHIBIT INDEX

Exhibit Number		Description
3.1	Restated Certificate of Incorporation of Fortive Corporation	Incorporated by reference from Exhibit 3.1 to Fortive Corporation's Quarterly Report on Form10-Q for the quarter ended July 1, 2022 (Commission File Number: 1-37654)
3.2	Amended and Restated Bylaws of Fortive Corporation	Incorporated by reference from Exhibit 3.1 to Fortive Corporation's Current Report on Form 8-K filed on November 8, 2022 (Commission File Number: 1-37654)
4.1	Indenture, dated as of June 20, 2016, between Fortive Corporation, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee	Incorporated by reference from Exhibit 4.1 to Fortive Corporation's Current Report on Form 8-K filed on June 21, 2016 (Commission File Number: 1-37654)
4.2	Description of Securities	Incorporated by reference from Exhibit 4.2 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2022 (Commission File Number: 1-37654)
4.3	Indenture, dated as of February 13, 2024, between Fortive Corporation, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee	Incorporated by reference from Exhibit 4.1 to Fortive Corporation's Current Report on Form 8-K filed on February 13, 2024 (Commission File Number: 1-37654)

4.4	Supplemental Indenture No.1, dated as of February 13, 2024, between Fortive Corporation, as issuer, and The Bank of New York Mellon Trust Company, N.A., as trustee	Incorporated by reference from Exhibit 4.2 to Fortive Corporation's Current Report on Form 8-K filed on February 13, 2024 (Commission File Number: 1-37654)
10.1	Second Amended and Restated Credit Agreement, dated as of October 18, 2022, among Fortive Corporation, Bank of America, N.A., as Administrative Agent and USD Swing Line Lender, Bank of America, N.A., London Branch, as Alternative Currency Swing Line Lender, and the lenders referred to therein	Incorporated by reference from Exhibit 10.1 to Fortive Corporation's Current Report on Form 8-K filed on October 20, 2022 (Commission File Number: 1-37654)
10.2	Term Loan Credit Agreement, dated as of December 7, 2023, among Fortive Corporation, Sumitomo Mitsui Banking Corporation, as Administrative Agent, and the lenders referred to therein.	Incorporated by reference to Exhibit 10.1 to Fortive Corporation's Current Report on Form 8-K filed on December 12, 2023 (Commission File Number: 1-37654)
10.3	Fortive Corporation 2016 Stock Incentive Plan, as amended and restated*	Incorporated by reference from Exhibit 10.15 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File Number: 1-37654)
10.4	Form of Fortive Corporation Performance Stock Unit Agreement*	Incorporated by reference from Exhibit 10.1 to Fortive Corporation's Quarterly Report on Form 10-Q for the year ended April 1, 2022 (Commission File Number: 1-37654)
10.5	Form of Fortive Corporation Non-Employee Directors Restricted Stock Unit Agreement *	Incorporated by reference from Exhibit 10.9 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File Number: 1-37654)
10.6	Form of Fortive Corporation Restricted Stock Grant Agreement*	Incorporated by reference from Exhibit 10.13 to Amendment No. 2 to Fortive Corporation's Registration Statement on Form 10, filed on April 7, 2016 (Commission File Number: 1-37654)
10.7	Form of Fortive Corporation Restricted Stock Unit Agreement*	Incorporated by reference from Exhibit 10.11 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File Number: 1-37654)
10.8	Form of Fortive Corporation Non-Employee Directors Stock Option Agreement*	Incorporated by reference from Exhibit 10.12 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File Number: 1-37654)
10.9	Form of Fortive Corporation Stock Option Agreement*	Incorporated by reference from Exhibit 10.13 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File Number: 1-37654)
10.10	Fortive Corporation Amended and Restated 2016 Executive Incentive Compensation Plan*	Incorporated by reference from Exhibit 10.18 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2018 (Commission File Number: 1-37654)

10.11	Fortive Corporation Severance and Change in Control Plan for Officers*	Incorporated by reference from Exhibit 10.1 to Fortive Corporation's Current Report on Form 8-K, filed on March 31, 2017 (Commission File Number: 1-37654)
10.12	Fortive Executive Deferred Incentive Program*	Incorporated by reference from Exhibit 10.10 to Fortive Corporation's Current Report on Form 8-K filed on June 1, 2016 (Commission File Number: 1-37654)
10.13	Form of D&O Indemnification Agreement*	Incorporated by reference from Exhibit 10.10 to Amendment No. 2 to Fortive Corporation's Registration Statement on Form 10, filed on April 7, 2016 (Commission File Number: 1-37654)
10.14	Aircraft Time Sharing Agreement, dated July 18, 2016, between Fortive Corporation and James Lico*	Incorporated by reference from Exhibit 10.18 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File Number: 1-37654)
10.15	Aircraft Time Sharing Agreement, dated July 18, 2016, between Fortive Corporation and Charles McLaughlin*	Incorporated by reference from Exhibit 10.19 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File Number: 1-37654)
10.16	Description of Compensation Arrangements for Non-management Directors*	
10.17	Fortive Corporation Non-Employee Directors' Deferred Compensation Plan*	Incorporated by reference from Exhibit 10.2 to Fortive Corporation's Quarterly Report on Form 10-Q for the quarter ended September 29, 2017 (Commission File Number: 1-37654)
10.18	Fortive Corporation Non-Employee Directors' Deferred Compensation Plan Election Form*	Incorporated by reference from Exhibit 10.3 to Fortive Corporation's Quarterly Report on Form 10-Q for the quarter ended September 29, 2017 (Commission File Number: 1-37654)
10.19	Offer of Employment Letter, dated November 16, 2015, between TGA Employment Services LLC and Chuck McLaughlin*	Incorporated by reference from Exhibit 10.6 to Amendment No. 1 to Fortive Corporation's Registration Statement on Form 10, filed on March 3, 2016 (Commission File Number: 1-37654)
10.20	Offer of Employment Letter, dated February 1, 2016, between TGA Employment Services LLC and Stacey Walker*	Incorporated by reference from Exhibit 10.34 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File Number: 1-37654)
10.21	Offer of Employment Letter, dated October 8, 2021 between TGA Employment Services LLC and Tamara Newcombe*	
10.22	Offer of Employment Letter, dated July 12, 2021 between TGA Employment Services LLC and Olumide Soroye*	Incorporated by reference from Exhibit 10.26 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File Number: 1-37654)

10.23	Form of Fortive Corporation and its Affiliated Entities Agreement Regarding Competition and Protection of Proprietary Interests*	Incorporated by reference from Exhibit 10.23 to Fortive Corporation's Annual Report on Form 10-K for the year ended December 31, 2022 (Commission File Number: 1-37654)
10.24	Fortive Corporate Executive Officer Cash Severance Policy	Incorporated by reference from Exhibit 10.1 to Fortive Corporation's current report on Form 8-K, filed on March 2, 2023 (Commission File No. 1-37654)
21.1	Subsidiaries of Registrant	
23.1	Consent of Independent Registered Public Accounting Firm	
31.1	Certification of Chief Executive Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2	Certification of Chief Financial Officer Pursuant to Item 601(b)(31) of Regulation S-K, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1	Certification of Chief Executive Officer, Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
32.2	Certification of Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
97	Fortive Corporation Clawback Policy	
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document (1)	
101.SCH	Inline XBRL Taxonomy Extension Schema Document (1)	
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (1)	
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (1)	
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (1)	
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (1)	

| 104 | Inline Cover page formatted as Inline XBRL and contained in Exhibit 101 |

*   Indicates management contract or compensatory plan, contract or arrangement.

(1)   Exhibit 101 to this report includes the following documents formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2023 and 2022, (ii) Consolidated Statements of Earnings for the years ended December 31, 2023, 2022, and 2021, (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2022, and 2021, (iv) Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022, and 2021, (v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021 and (vi) Notes to Consolidated Financial Statements.

The registrant agrees to furnish to the Commission supplementally upon request a copy of (i) any instrument with respect to long-term debt not filed herewith as to which the total amount of securities authorized thereunder does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis and (ii) schedules or similar attachments omitted pursuant to Item 601(a)(5) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIVE CORPORATION

Date: February 27, 2024

By: /s/ JAMES A. LICO

James A. Lico

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated:

Name, Title and Signature	Date
/s/ ALAN G. SPOON Alan G. Spoon Chairman of the Board	February 27, 2024
/s/ ERIC BRANDERIZ Eric Branderiz Director	February 27, 2024
/s/ DANIEL L. COMAS Daniel L. Comas Director	February 27, 2024
/s/ SHARMISTHA DUBEY Sharmistha Dubey Director	February 27, 2024
/s/ REJJI P. HAYES Rejji P. Hayes Director	February 27, 2024
/s/ WRIGHT LASSITER III Wright Lassiter III Director	February 27, 2024
/s/ JAMES A. LICO James A. Lico President, Chief Executive Officer and Director	February 27, 2024
/s/ KATE D. MITCHELL Kate D. Mitchell Director	February 27, 2024
/s/ JEANNINE P. SARGENT Jeannine P. Sargent Director	February 27, 2024
/s/ CHARLES E. MCLAUGHLIN Charles E. McLaughlin Senior Vice President and Chief Financial Officer	February 27, 2024
/s/ CHRISTOPHER M. MULHALL Christopher M. Mulhall Chief Accounting Officer	February 27, 2024

FORTIVE CORPORATION AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
($ in millions)

Classification	Balance at Beginning of Period	Charged to Costs & Expenses	Impact of Currency	Charged to Other Accounts	Write Offs, Write Downs & Deductions	Balance at End of Period
Year Ended December 31, 2023:						
Allowances deducted from asset accounts						
Allowance for credit losses	$ 43.9	$ 5.0	$ 0.3	$ 0.7	$ (10.7)	$ 39.2
Year Ended December 31, 2022:						
Allowances deducted from asset accounts						
Allowance for credit losses	$ 39.7	$ 14.0	$ (0.7)	$ —	$ (9.1)	$ 43.9
Year Ended December 31, 2021:						
Allowances deducted from asset accounts						
Allowance for credit losses	$ 42.5	$ 7.1	$ (0.7)	$ 2.0	$ (11.2)	$ 39.7

Comparison of 5-Year Cumulative Total Shareholder Return

Assumes Initial Investment of $100



	12/31/2019	12/31/2020	12/31/2021	12/30/2022	12/29/2023
Fortive Corporation	113.33	126.16	136.43	115.41	132.81
S&P 500	128.88	149.83	190.13	153.16	190.27
S&P 500 Industrials	129.37	143.68	174.02	164.49	194.31

Reconciliation of Non-GAAP Financial Information of Corresponding Financial Information Presented in Accordance with GAAP on a Continuing Operations Basis

Components of Revenue Growth

	Year Ended 12/31/2023
Total Revenue Growth (GAAP)	**4.1%**
Existing businesses (Non-GAAP)	4.8%
Acquisitions and divestitures (Non-GAAP)	-0.1%
Currency exchange rates (Non-GAAP)	-0.6%

Adjusted Gross Profit Margin

$ IN MILLIONS	TWELVES MONTHS ENDED	
	DECEMBER 31, 2023	DECEMBER 31, 2022
Revenue (GAAP)	**$6,065.3**	**$5,825.7**
Gross Profit (GAAP)	**$3,594.1**	**$3,363.4**
Acquisition-Related Fair Value Adjustments to Inventory	—	0.7
Discrete Restructuring Charges	16.6	—
Adjusted Gross Profit (Non-GAAP)	**$3,610.6**	**$3,364.1**
Gross Profit Margin (GAAP)	**59.3%**	**57.7%**
Adjusted Gross Profit Margin (Non-GAAP)	**59.5%**	**57.7%**

Free Cash Flow Margin

$ IN MILLIONS	YEAR ENDED			
	DECEMBER 31, 2023	DECEMBER 31, 2022	DECEMBER 31, 2021	DECEMBER 31, 2019
Free Cash Flow (Non-GAAP):				
Operating Cash Flows (GAAP)	**$1,353.6**	**$1,303.2**	**$992.9**	**$702.0**
Less: purchases of property, plant & equipment (capital expenditures) (GAAP)	(107.8)	(95.8)	(50.0)	(74.5)
Free Cash Flow	**$1,245.8**	**$1,207.4**	**$942.9**	**$627.5**
Free Cash Flow Margin (Non-GAAP):				
Revenue (GAAP)	$6,065.3	$5,825.7	$5,254.7	
Free Cash Flow Margin	**20.5%**	**20.7%**	**17.9%**	

Adjusted Operating Profit & Adjusted Operating Profit Margin

$ IN MILLIONS	YEAR ENDED DECEMBER 31, 2023				
	INTELLIGENT OPERATING SOLUTIONS	PRECISION TECHNOLOGIES	ADVANCED HEALTHCARE SOLUTIONS	CORPORATE	TOTAL FORTIVE
Revenue (GAAP)	**$2,612.2**	**$2,132.8**	**$1,320.3**	**$—**	**$6,065.3**
Operating Profit (GAAP)	**$628.8**	**$540.3**	**$105.5**	**$(140.9)**	**$1,133.7**
Amortization of Acquisition-Related Intangible Assets and Non-cash Impairments	190.6	3.6	181.4	—	375.6
Acquisition and Divestiture Related Items[a]	2.4	2.0	—	—	4.4
Discrete Restructuring Charges	23.8	19.2	15.6	—	58.6
Adjusted Operating Profit (Non-GAAP)	**$845.6**	**$565.1**	**$302.5**	**$(140.9)**	**$1,572.3**
Operating Profit Margin (GAAP)	**24.1%**	**25.3%**	**8.0%**		**18.7%**
Adjusted Operating Profit Margin (Non-GAAP)	**32.4%**	**26.5%**	**22.9%**		**25.9%**

$ IN MILLIONS	YEAR ENDED DECEMBER 31, 2022				
	INTELLIGENT OPERATING SOLUTIONS	PRECISION TECHNOLOGIES	ADVANCED HEALTHCARE SOLUTIONS	CORPORATE	TOTAL FORTIVE
Revenue (GAAP)	**$2,466.1**	**$2,038.2**	**$1,321.4**	**$—**	**$5,825.7**
Operating Profit (GAAP)	**$519.4**	**$491.3**	**$107.9**	**$(131.2)**	**$987.4**
Amortization of Acquisition-Related Intangible Assets and Non-cash Impairments	184.5	13.5	184.2	—	382.2
Acquisition and Divestiture Related Items[a]	17.7	—	9.4	—	27.1
Russia Exit and Wind Down Costs	—	—	—	17.9	17.9
Adjusted Operating Profit (Non-GAAP)	**$721.6**	**$504.8**	**$301.5**	**$(113.3)**	**$1,414.6**
Operating Profit Margin (GAAP)	**21.1%**	**24.1%**	**8.2%**		**16.9%**
Adjusted Operating Profit Margin (Non-GAAP)	**29.3%**	**24.8%**	**22.8%**		**24.3%**

(a) Includes pretax transaction costs and acquisition-related fair value adjustments to inventory.

The sum of the components of adjusted operating profit may not equal due to rounding.

Adjusted Operating Profit & Adjusted Operating Profit Margin (CONTINUED)

$ IN MILLIONS	YEAR ENDED DECEMBER 31, 2021				
	INTELLIGENT OPERATING SOLUTIONS	PRECISION TECHNOLOGIES	ADVANCED HEALTHCARE SOLUTIONS	CORPORATE	TOTAL FORTIVE
Revenue (GAAP)	**$2,169.4**	**$1,848.9**	**$1,236.4**	**$—**	**$5,254.7**
Operating Profit (GAAP)	**$408.5**	**$408.0**	**$101.9**	**$(105.6)**	**$812.8**
Amortization of Acquisition-Related Intangible Assets	163.3	16.4	141.1	—	320.8
Acquisition and Divestiture Related Items[a]	30.2	—	36.6	—	66.8
Discrete Restructuring Charges	5.9	2.5	3.8	—	12.2
Adjusted Operating Profit (Non-GAAP)	**$607.9**	**$426.9**	**$283.4**	**$(105.6)**	**$1,212.6**
Operating Profit Margin (GAAP)	**18.8%**	**22.1%**	**8.2%**		**15.5%**
Adjusted Operating Profit Margin (Non-GAAP)	**28.0%**	**23.1%**	**22.9%**		**23.1%**

(a) Includes pretax transaction costs and acquisition-related fair value adjustments to inventory.

The sum of the components of adjusted operating profit may not equal due to rounding.

Adjusted Net Earnings From Continuing Operations

	YEAR ENDED			
	DECEMBER 31, 2023	DECEMBER 31, 2022	DECEMBER 31, 2021	DECEMBER 31, 2019
Net Earnings Attributable to Common Stockholders from Continuing Operations (GAAP)[a]	**$865.8**	**$755.2**	**$579.7**	**$199.1**
Dividends on the mandatory convertible preferred stock to apply if-converted method[a]	—	—	34.5	69.0
Net Earnings from Continuing Operations (GAAP)	**865.8**	**755.2**	**614.2**	**268.1**
Interest on the Convertible Notes to apply if-converted method[b]	—	2.1	—	—
Tax effect of the Convertible Notes to apply if-converted method	—	(0.3)	—	—
Diluted Net Earnings from Continuing Operations (GAAP)	**865.8**	**757.0**	**614.2**	**268.1**
Pretax amortization of acquisition related intangible assets and non-cash impairments	375.6	382.2	320.8	261.0
Pretax acquisition and divestiture related items[c]	4.4	27.1	66.8	231.5
Pretax discrete restructuring charges	58.6	—	12.2	32.4
Pretax losses from equity investments[d]	17.3	17.3	11.6	3.9
Pretax Russia exit and wind down costs	—	17.9	—	—
Pretax (gain) loss on sale of business	—	(0.5)	—	—
Pretax gain on litigation resolution	—	—	(29.9)	—
Pretax non-cash interest expense associated with our 0.875% Convertible Notes	—	—	29.1	28.1
Pretax interest expense on Convertible Notes to reverse the if-converted method[b]	—	(2.1)	—	—
Pretax loss on debt extinguishment, net of gain on Vontier common stock	—	—	47.9	—
Tax effect of the adjustments reflected above[e]	(76.1)	(65.9)	(76.3)	(82.2)
Discrete non-cash tax benefit	(25.5)	—	—	27.0
Adjusted Net Earnings from Continuing Operations (Non-GAAP)	**$1,220.1**	**$1,133.0**	**$996.4**	**729.0**

(a) On July 1, 2021, all outstanding shares of our MCPS converted at a rate of 14.0978 common shares per share of preferred stock into an aggregate of approximately 19.4 million shares (net of fractional shares). Prior to their conversion on July 1, 2021, the MCPS were anti-dilutive for the years ended December 31, 2021 and 2019, respectively, and as such GAAP net earnings per share was calculated using net earnings from continuing operations attributable to common stockholders.

(b) Beginning with our adoption of ASU 2020-06 on January 1, 2022 we assumed share settlement of our outstanding Convertible Notes under the if-converted method when calculating GAAP diluted net earnings per share. Since we settled the Convertible Notes in cash on February 15, 2022 and no common share conversion occurred, we have reversed the impacts of applying the if-converted method and included the actual cash interest expense in calculating the adjusted net earnings per share.

(c) Includes pretax transaction costs and acquisition-related fair value adjustments to inventory.

(d) Includes pretax losses from equity method investments. The year ended December 31, 2022 includes an $8.1 million pretax impairment loss on an equity investment.

(e) The dividend on the MCPS is not tax deductible. The gain on the fair value change in Vontier common stock had no tax effect. The tax effect of the adjustments includes all other line items.

The sum of the components of adjusted net earnings may not equal due to rounding.

Adjusted Net Earnings Per Share From Continuing Operations

	YEAR ENDED			
	DECEMBER 31, 2023	DECEMBER 31, 2022	DECEMBER 31, 2021[(a)]	DECEMBER 31, 2019[(a)]
Net Earnings Attributable to Common Stockholders from Continuing Operations (GAAP)[(b)]	**$2.43**	**$2.10**	**$1.65**	**0.59**
Dividends on the mandatory convertible preferred stock to apply if-converted method[(b)]	—	—	0.10	0.20
Assumed dilutive impact on the Diluted Net Earnings Per Share Attributable to Common Stockholders if the MCPS Converted Shares had been outstanding[(b)]	—	—	(0.05)	(0.04)
Net Earnings Per Share from Continuing Operations (GAAP)	**2.43**	**2.10**	**1.70**	**0.75**
Interest on the Convertible Notes to apply if-converted method[(c)]	—	—	—	—
Tax effect of the Convertible Notes to apply if-converted method	—	—	—	—
Diluted Net Earnings Per Share from Continuing Operations (GAAP)	**2.43**	**2.10**	**1.70**	**0.75**
Pretax amortization of acquisition related intangible assets and non-cash impairments	1.06	1.06	0.89	0.73
Pretax acquisition and divestiture related items[(d)]	0.01	0.08	0.19	0.65
Pretax discrete restructuring charges	0.16	—	0.03	0.09
Pretax losses from equity investments[(e)]	0.05	0.05	0.03	0.01
Pretax Russia exit and wind down costs	—	0.05	—	—
Pretax (gain) loss on sale of business*	—	—	—	—
Pretax gain on litigation resolution	—	—	(0.08)	—
Pretax non-cash interest expense associated with our 0.875% Convertible Notes	—	—	0.08	0.08
Pretax interest expense on Convertible Notes to reverse the if-converted method*	—	—	—	—
Pretax loss on debt extinguishment, net of gain on Vontier common stock	—	—	0.13	—
Pretax (gain) loss on the dispostion of the Tektronix Video Business	—	—	—	(0.11)
Tax effect of the adjustments reflected above[(f)]	(0.21)	(0.19)	(0.21)	(0.23)
Discrete non-cash tax benefit	(0.07)	—	—	0.08
Adjusted Net Earnings Per Share from Continuing Operations (Non-GAAP)	**$3.43**	**$3.15**	**$2.75**	**$2.03**
Adjusted Diluted Shares (Non-GAAP)				
(shares in millions)				
Average common diluted stock outstanding	355.6	360.8	352.3	340.0
MCPS Converted Shares[(g)]	—	—	9.9	18.3
Convertible Notes - if converted shares[(c)]	—	(1.6)	—	—
Adjusted average common stock and common equivalent shares outstanding	**355.6**	**359.2**	**362.2**	**358.3**

(a) The mandatory convertible preferred stock converted shares were converted on July 1, 2021. Each of the per share adjustments for 2021 was calculated assuming the MCPS Converted Shares had converted at the beginning of the period prior to their conversion on July 1, 2021. Each of the per share adjustments for 2019 was calculated assuming the mandatory convertible preferred stock converted shares had been outstanding.

(b) On July 1, 2021, all outstanding shares of our MCPS converted at a rate of 14.0978 common shares per share of preferred stock into an aggregate of approximately 19.4 million shares (net of fractional shares). Prior to their conversion on July 1, 2021, the MCPS were anti-dilutive for the years ended December 31, 2021 and 2019, respectively, and as such GAAP net earnings per share was calculated using net earnings from continuing operations attributable to common stockholders.

(c) Beginning with our adoption of ASU 2020-06 on January 1, 2022 we assumed share settlement of our outstanding Convertible Notes under the if-converted method when calculating GAAP diluted net earnings per share. Since we settled the Convertible Notes in cash on February 15, 2022 and no common share conversion occurred, we have reversed the impacts of applying the if-converted method and included the actual cash interest expense in calculating the adjusted net earnings per share, as well as excluded the assumed share settlement.

(d) Includes pretax transaction costs and acquisition-related fair value adjustments to inventory.

(e) Includes pretax losses from equity method investments. The year ended December 31, 2022 includes an $8.1 million pretax impairment loss on an equity investment.

(f) The dividend on the MCPS is not tax deductible. The gain on the fair value change in Vontier common stock had no tax effect. The tax effect of the adjustments includes all other line items.

(g) The number of shares of common stock corresponding to the mandatory convertible preferred stock in 2019 assumes the conversion of all 1.38 million shares of preferred stock applying the "if-converted" method and using an average 20-day VWAP of $75.19 as of December 31, 2019.

* Indicates per share amounts for 2022 round to zero.

The sum of the components of adjusted diluted net earnings per share may not equal due to rounding.

Directors

ERIC BRANDERIZ
Former Executive Vice President and Chief Financial Officer
Enphase Energy. Inc.

DANIEL L. COMAS
Advisor and Former Executive Vice President and Chief Financial Officer
Danaher Corporation

SHARMISTHA DUBEY
Former Chief Executive Officer
Match Group. Inc

REJJI P. HAYES
Executive Vice President and Chief Financial Officer
CMS Energy Corporation

WRIGHT L. LASSITER III
Chief Executive Officer
CommonSpirit Health

JAMES A. LICO
President and Chief Executive Officer
Fortive Corporation

KATE D. MITCHELL
Partner and Co-Founder
Scale Venture Partners

JEANNINE P. SARGENT
Senior Advisor and Venture Partner
Breakthrough Energy Ventures

ALAN G. SPOON
Chairman of the Board
Fortive Corporation

Executive Officers

JAMES A. LICO
President and Chief Executive Officer

CHARLES E. MCLAUGHLIN
Senior Vice President, Chief Financial Officer

TAMARA S. NEWCOMBE
President and Chief Executive Officer, Precision Technologies and Advanced Healthcare Solutions

OLUMIDE O. SOROYE
President and Chief Executive Officer, Intelligent Operating Solutions

JONATHAN L. SCHWARZ
Senior Vice President, Corporate Development

EDWARD R. SIMMONS
Senior Vice President, Strategy

PETER C. UNDERWOOD
Senior Vice President, General Counsel

STACEY A. WALKER
Senior Vice President, Chief Human Resources Officer

Our Transfer Agent

Computershare manages a variety of shareholder services such as: change of address, lost stock certificates, transfer of stock to another person, and other administrative transactions. Computershare can be reached at:

P.O. Box 43006
Providence, RI 02940-3006
Toll-free: 800.568.3476
Outside the U.S.: +1.781.575.3120
www.computershare.com

Investor Relations

This annual report, along with a variety of other financial materials, can be viewed at **www.fortive.com**. Additional inquiries can be directed to Fortive's Investor Relations team:

6920 Seaway Boulevard
Everett, WA 98203
Phone: 425.446.5000
E-mail: investors@fortive.com

Annual Meeting

Fortive's annual shareholder meeting will be held on June 4, 2024. For more information, contact Fortive's Investor Relations team by calling 425.446.5000 or emailing investors@fortive.com.

Auditors

Ernst & Young, LLP | Seattle, WA

Stock Listing

New York Stock Exchange Symbol: FTV


